As confidentially submitted to the Securities and Exchange Commission on July 2, 2021

as Amendment No. 1 to the draft Registration Statement.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

TYRA BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	83-1476348
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2333 State Street, Suite 201

Carlsbad, CA 92008

(619) 728-4760

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd Harris, Ph.D.

President and Chief Executive Officer

Tyra Biosciences, Inc.

2333 State Street, Suite 201

Carlsbad, California 92008

(619) 728-4760

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew T. Bush Cheston J. Larson Jeffrey T. Woodley Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400	Frank F. Rahmani Samir A. Gandhi Alexander E. Csordas Sidley Austin LLP 555 California Street, Suite 2000 San Francisco, CA 94104 (650) 565-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller Reporting Company	☒

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.0001 per share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated                     , 2021

PROSPECTUS

             Shares

Common Stock

This is Tyra Biosciences, Inc.’s initial public offering. We are selling              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to list our common stock on the Nasdaq Global Market under the symbol “TYRA.”

We are an emerging growth company under the federal securities laws and are subject to reduced public company disclosure standards. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to the “Underwriting” section of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional              shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                         , 2021.

Joint Book-Running Managers

BofA Securities	Jefferies	Cowen

The date of this prospectus is                    , 2021.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus related thereto is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus without the ® and ™ symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless the context otherwise requires, the terms “Tyra,” “Tyra Biosciences,” “our company,” “we,” “us,” and “our” in this prospectus refer to Tyra Biosciences, Inc.

Overview

We are a precision oncology company focused on developing purpose-built therapies to overcome tumor resistance and improve outcomes for patients with cancer. The widespread availability of approved targeted oncology treatments, such as kinase inhibitors, has transformed the cancer treatment landscape. Despite the therapeutic benefit that targeted oncology treatments have created for some patients, the response rate and duration of efficacy is often limited by acquired drug resistance and other shortcomings of existing therapies. We are using our proprietary SNÅP platform, which is optimized to enable rapid and precise refinement of structural design through iterative molecular SNÅPshots, in order to generate next-generation product candidates that are specifically designed to address acquired drug resistance and provide alternative treatment options. We are initially focused on developing a pipeline of selective inhibitors of the Fibroblast Growth Factor Receptor, or FGFR, family, which are altered in approximately 7% of all cancers. Our lead product candidate, TYRA-300, is designed to selectively inhibit FGFR3, with an initial focus on patients with bladder cancer. We anticipate filing an Investigational New Drug application, or IND, with the U.S. Food and Drug Administration, or the FDA, for TYRA-300 in                 . In addition, we have pipeline development programs targeting FGFR2-related cancers, FGFR3-related achondroplasia and REarranged during Transfection kinase, or RET, and FGFR4-related cancers.

Our SNÅP platform

We developed our proprietary SNÅP platform to efficiently identify and selectively target vulnerabilities in the mutant proteins where genetic alterations have eliminated or reduced the effectiveness of targeted therapies. Through the rapid generation of precise molecular SNÅPshots, we continually gain deeper insights into the structure of inhibitor binding sites and how commonly occurring genetic alterations lead to acquired drug resistance to existing therapies. Leveraging these insights, we aim to predict the genetic alterations most likely to cause resistance to specific existing therapies and develop compound candidates with innovative structures that are designed to inhibit the target while avoiding those mutations. Through this process, we identify product candidates that may have the potency and selectivity to, if approved, be used as important treatment options to address critical unmet needs.

Our SNÅP platform is driven by our ability to rapidly and concurrently generate iterative data from the following three key pillars.

•

Protein crystallography. We have developed proprietary protein crystallography techniques that enable us to determine the co-crystal structures of newly synthesized compounds in target proteins in as little as three days. This enables weekly generation of detailed structural insights on the precise interactions and conformational changes that occur when our potential product candidates bind to a particular target, creating opportunities to further refine the structural design.

•	Cell-based assays. We assess inhibitor potency directly in in vitro target-specific anti-proliferation assays, in addition to enzymatic assays, to enable us to simultaneously understand target potency and cell penetration as well as target-specific cell killing. Our process allows us to generate data on newly synthesized compounds in as little as two days.

•

In vivo models. Our direct structural insights and in vitro datasets are complemented by in vivo pharmacologic data generated through in-house animal models that provide us with bioavailability, pharmacokinetic data and anti-tumor activity in as little as five days.

Our Programs

Below is an overview of our programs.

Our FGFR3 Program—TYRA-300

We are developing our lead product candidate, TYRA-300, a selective inhibitor of FGFR3, initially for the treatment of muscle invasive bladder cancer, or MIBC.

One common mechanism of acquired drug resistance in kinases such as FGFR3 is the emergence of gatekeeper mutations. For example, the V555M and V555L gatekeeper mutations have been shown to block access to a portion of the binding pocket accessed by first generation FGFR compounds, such as Balversa® (erdafitinib), the only currently FDA approved FGFR3 inhibitor for MIBC, as well as infigratinib, a non-selective FGFR inhibitor in late-stage clinical development. Because we believe the gatekeeper mutation represents a key limitation to efficacy and durability of the therapeutic effect of first generation FGFR compounds, we have designed TYRA-300 to avoid interactions with the gatekeeper region of the inhibitor binding site. In cell-based assays and preclinical xenograft models, we observed that TYRA-300 had similar inhibition against both the wild-type and the gatekeeper mutations.

In addition to addressing the gatekeeper resistance mutations, we have designed TYRA-300 to be more selective for FGFR3 over FGFR1 to minimize off-target side effects, providing potential clinical advantages over less selective first generation compounds. For example, inhibition of FGFR1 is associated with a well-characterized adverse event, hyperphosphatemia, an electrolyte disorder characterized by an elevated level of phosphate in the blood, which is commonly observed in patients treated with these inhibitors, limiting their dosing.

We have designed TYRA-300 to be more selective for FGFR3 over FGFR1 in order to potentially reduce the need for dose modifications or interruptions due to hyperphosphatemia, which we believe will result in increased efficacy and improved clinical outcomes for patients with MIBC. We believe TYRA-300 has the potential to address additional indications such as non-muscle invasive bladder cancer, or NMIBC, as well as other FGFR3-driven indications demonstrating resistance to existing therapies or for which such therapies result in dose-limiting adverse events, such as hyperphosphatemia.

Our FGFR2 Program

Our second program is focused on the inhibition of FGFR2, initially for the treatment of intrahepatic cholangiocarcinoma, or ICC, a cancer of the biliary ducts. Acquired resistance mutations, such as gatekeeper and molecular brake mutations, have been observed in patients treated with Pemazyre® (pemigatinib) and TRUSELIQ® (infigratinib), the two FDA approved FGFR inhibitors for ICC, and in other late clinical stage inhibitors, such as futibatinib. We are developing an inhibitor with the potential to address key resistance mutations, which we believe is necessary to address the problem of polyclonal resistance. We plan to nominate a product candidate in             .

Our Achondroplasia, RET and FGFR4 Programs

Our pipeline also includes development programs targeting FGFR3-related achondroplasia as well as RET and FGFR4-related cancers. These programs are currently in lead optimization stage. Our achondroplasia program is aimed at developing a potential treatment for pediatric patients, benefiting from our structural insights into the FGFR3 selectivity we have observed with TYRA-300. This genetic disorder is caused by a mutation in the FGFR3 gene. Our RET and FGFR4 programs are focused on overcoming acquired drug resistance mutations that are clinically observed to arise in response to marketed or clinical-stage drugs in RET- and FGFR4-related cancers.

Our Strategy

At Tyra, we do not accept that cancer patients with acquired drug resistance should be left with the devastating reality of limited or no treatment options. Our vision is to become a leading precision medicine company utilizing our unique approach to designing and developing purpose-built therapies to overcome acquired drug resistance in tumors and provide treatment options to these patients who have limited or no options. Key elements of our strategy to achieve our vision are as follows.

•	Advance product candidates for acquired drug resistance mutations in FGFR3 and FGFR2 through clinical development and regulatory approval.

•	Harness the strength of our SNÅP platform to rapidly develop additional next-generation precision therapies.

•	Leverage the recent advances in the precision oncology landscape to potentially expedite our product candidates’ development.

•	Maximize the value of our product candidates across multiple therapeutic areas through accelerated development and potential partnerships.

Our Leadership Team and Investors

We are led by a team with extensive experience in drug discovery and development with a particular focus on small molecule drug development. Todd Harris, Ph.D., our co-founder and Chief Executive Officer, previously founded and served as Chief Executive Officer of Sienna Labs. Daniel Bensen, our co-founder and Chief Operating Officer, is a structural biologist and protein chemist with over 20 years of experience most recently at Cidara Therapeutics and Trius Therapeutics. Robert Hudkins, Ph.D., our Chief Technical Officer, has over 34 years of oncology and neuroscience medicinal chemistry experience, including 26 years at Cephalon and

Teva, where he was an inventor and team leader advancing new chemical entities into clinical development. Ronald Swanson, Ph.D., our Chief Scientific Officer, has over 25 years of biotechnology and pharmaceutical experience, most recently at Janssen. Hiroomi Tada, M.D., Ph.D., our Chief Medical Officer, was a clinical lead for the development of a portfolio of therapies at Incyte, GlaxoSmithKline and AstraZeneca. Our Chief Development Officer, Piyush Patel, Ph.D., with nearly three decades of experience, previously served as Chief Scientific Officer at CinRx and led drug formulation, clinical manufacturing and process development at Cephalon and Teva.

To date, we have raised $157.2 million from leading investors in the life sciences industry. Investors with 5% or greater ownership are Alta Partners, Boxer Capital of Tavistock Group, Canaan, Nextech Invest and RA Capital.

Summary of Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” in this prospectus. These risks include, among others, the following.

•

We are very early in our development efforts, have limited operating history, have not initiated or completed any clinical trials, have no products approved for commercial sale and have not generated any revenue, which may make it difficult for investors to evaluate our current business and likelihood of success and viability.

•	We have incurred significant net losses in each period since our inception, and we expect to continue to incur significant net losses for the foreseeable future.

•

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve our objectives relating to discovery, development and commercialization of our product candidates.

•

Even if this offering is successful, we will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

•

We are early in our development efforts and all of our development programs are in the preclinical or discovery stage. If we are unable to successfully develop, obtain marketing approval and ultimately commercialize product candidates, or experience significant delays in doing so, our business will be materially harmed.

•	As an organization, we have never conducted any clinical trials or submitted an application for marketing approval, and may be unable to do so for any of our product candidates.

•

Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. We have not tested any of our product candidates in clinical trials and our product candidates may not have favorable results in clinical trials, if any, or receive marketing approval on a timely basis, if at all.

•

We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

•

We intend to rely on third parties for the manufacture of our product candidates for preclinical and clinical development. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

•

We rely on third parties to conduct some of our preclinical studies and will rely on third parties to conduct our future clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain marketing approval for or commercialize our product candidates may be delayed.

•

We face significant competition, and, if our competitors develop technologies or product candidates more rapidly than we do or their technologies are more effective, our business and our ability to develop and successfully commercialize products may be adversely affected.

•

If we are unable to obtain and maintain patent protection for our product candidates and other proprietary technologies we develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our product candidates and other proprietary technologies we may develop may be adversely affected.

Corporate History

We were incorporated under the laws of the State of Delaware on August 2, 2018 under the name “Tyra Biosciences, Inc.” Our principal corporate office is located at 2333 State Street, Suite 201, Carlsbad, CA 92008, and our telephone number is (619) 728-4760. Our website address is www.tyra.bio. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended, or the JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which such fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date on which we (i) are no longer an emerging growth company and (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares	We have granted a 30-day option to the underwriters to purchase up to an aggregate of additional shares of common stock from us at the initial public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $ million, or $ million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund the development of TYRA-300, our FGFR2 program and our FGFR3 achondroplasia program, as well as to fund the discovery and preclinical development of additional product candidates and for headcount costs, working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

Risk factors	You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“ ”

The number of shares of our common stock to be outstanding after this offering is based on 1,510,292 shares of our common stock outstanding as of March 31, 2021, including 661,332 shares of unvested restricted common stock, and 10,097,839 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our convertible preferred stock immediately prior to the completion of this offering, and excludes:

•

865,032 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under our 2020 Equity Incentive Plan, or the 2020 Plan, with a weighted-average exercise price of $4.87 per share;

•	132,746 shares of common stock issuable upon the exercise of stock options granted after March 31, 2021 under our 2020 Plan, with a weighted-average exercise price of $24.34 per share;

•

             shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 Plan, which will become effective on the day prior to the public trading date of our common stock (including              shares of common stock reserved for future grant or issuance under our 2020 Plan as of March 31, 2021, which shares will be added to the shares reserved under the 2021 Plan upon its effectiveness); and

•

             shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or the ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective in connection with the completion of this offering.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 10,097,839 shares of our common stock immediately prior to the completion of this offering;

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock in this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering; and

•	a 1 – for – stock split of our common stock to be effected prior to the effectiveness of the registration of which this prospectus forms a part.

See Note 7 to our audited and unaudited financial statements included elsewhere in this prospectus for a discussion of our outstanding restricted common stock.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data as of, and for the periods ended on, the dates indicated. We have derived the statement of operations data for the years ended December 31, 2019 and 2020 from our audited financial statements appearing at the end of this prospectus. The statement of operations data for the three months ended March 31, 2020 and 2021 and the balance sheet data as of March 31, 2021 have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of our management, the unaudited data reflects all adjustments, consisting of normal and recurring adjustments, necessary for the fair statement of results as of and for these periods.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,				Three Months Ended March 31,
	2019		2020		2020		2021
					(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Operating expenses:
Research and development		$1,790		$7,203		$993		$3,522
General and administrative		1,332		2,094		463		689

Total operating expenses		3,122		9,297		1,456		4,211

Loss from operations		(3,122)		(9,297)		(1,456)		(4,211)
Other (expense) income
Interest (expense) income		(1)		(1)		—		2
Change in fair value of simple agreement for future equity		(934)		(15)		(15)		—
Other expense		(8)		(23)		(3)		—

Total other (expense) income		(943)		(39)		(18)		2

Net loss and comprehensive loss		$(4,065)		$(9,336)		$(1,474)		$(4,209)

Net loss per share, basic and diluted(1)		$(3.98)		$(15.72)		$(2.77)		$(5.44)

Weighted average shares used to compute net loss per share, basic and diluted(1)		1,020,394		593,744		531,832		773,611

Pro forma net loss per share, basic and diluted (unaudited)(2)	$		$		$		$

Pro forma weighted average shares of common stock, basic and diluted (unaudited)(2)

(1)

See Note 2 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

(2)

Unaudited pro forma net loss per share, basic and diluted, attributable to common stockholders, is calculated giving effect to the conversion of the convertible preferred stock into shares of common stock. Unaudited pro forma net loss per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received in this offering. Unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2020 and the period ended March 31, 2021 was calculated using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, as if such conversion had occurred at the beginning of the period.

	As of March 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(unaudited, in thousands)
Balance Sheet Data:
Cash and cash equivalents	$140,638
Working capital(4)	139,293
Total assets	141,809
Convertible preferred stock	157,274
Total stockholders’ (deficit) equity	$(17,522)

(1)

Gives effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 10,097,839 shares of our common stock immediately prior to the completion of this offering and the related reclassification of the carrying value of the convertible preferred stock to permanent equity immediately prior to the completion of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering.

(2)

Gives effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase (decrease) in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $             million, assuming that the assumed initial offering price to the public remains the same, and after deducting estimated underwriting discounts and commissions.

(4)

We define working capital as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes included elsewhere in this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment. Additional risk and uncertainties not presently known to us or that we currently deem immaterial also may impair our business and operations and the market price of our common stock.

Risks Related to Our Limited Operating History, Financial Position and Capital Requirements

We are very early in our development efforts, have limited operating history, have not initiated or completed any clinical trials, and have no products approved for commercial sale, which may make it difficult for investors to evaluate our current business and likelihood of success and viability.

Investment in drug development is a highly speculative undertaking and involves a substantial degree of risk. We are a preclinical-stage biopharmaceutical company formed in 2018 with a limited operating history upon which you can evaluate our business and prospects. Our development programs, including our lead product candidate, TYRA-300, are either in preclinical development or in the drug discovery stage. To date, we have focused primarily on organizing and staffing our company, business planning, raising capital, research and development activities including development of our proprietary SNÅP platform and identifying potential product candidates, establishing our intellectual property portfolio, conducting research and preclinical studies, and providing general and administrative support to these operations. Our approach to the discovery and development of product candidates based on our proprietary SNÅP platform is unproven, and we do not know whether we will be able to develop any product candidates that are successful in clinical development or products of commercial value.

As an organization, we have not yet initiated or completed any clinical trials, obtained regulatory approvals, manufactured a commercial-scale product, or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing biopharmaceutical products.

We have incurred significant net losses in each period since our inception, and we expect to continue to incur significant net losses for the foreseeable future.

We have incurred significant operating losses since our inception. Our net losses were $4.1 million and $9.3 million for the years ended December 31, 2019 and December 31, 2020, respectively, and $4.2 million for the three months ended March 31, 2021. As of March 31, 2021, we had an accumulated deficit of $18.3 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. TYRA-300 and any of our other product candidates will require substantial additional development time and resources before we are able to apply for, or receive, marketing approval and begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we continue our development of, and seek marketing approval for, and potentially commercialize any of our product candidates and as we seek to discover, develop and market additional potential product candidates.

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve our objectives relating to discovery, development and commercialization of our product candidates.

To generate revenue and achieve profitability, we must succeed in developing and eventually commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including identifying lead product candidates, completing preclinical studies and clinical trials of our product candidates, discovering additional product candidates, obtaining marketing approval for these product candidates and manufacturing, marketing and selling any products for which we may obtain marketing approval. We are only in the preliminary stages of many of these activities. We may never succeed in these activities and, even if we succeed in commercializing one or more of our product candidates do, we may never generate revenues that are significant or large enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we obtain marketing approval for one or more of our product candidates and achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may have an adverse effect on the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Even if this offering is successful, we will require substantial additional capital to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

The development of biopharmaceutical product candidates is capital-intensive. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our ongoing and planned preclinical studies for our development programs, initiate clinical trials for our product candidates and seek marketing approval for our current product candidates and any future product candidates we may develop. If we obtain marketing approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Furthermore, following the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operations for at least the next              months from the date of this prospectus. In particular, we expect that the net proceeds from this offering and our existing cash and cash equivalents will allow us             . We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our operating plans and other demands on our cash resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other capital sources, including potentially additional collaborations, licenses and other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates.

Our future capital requirements will depend on many factors, including, but not limited to:

•

the type, number, scope, progress, expansions, results, costs and timing of, discovery, preclinical studies and clinical trials of our product candidates which we are pursuing or may choose to pursue in the future;

•	the costs and timing of manufacturing for our product candidates and commercial manufacturing if any product candidate is approved;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•

our efforts to enhance operational, compliance, and quality systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;

•	the costs associated with hiring additional personnel and consultants as our preclinical and clinical activities increase;

•	the costs and timing of establishing or securing sales and marketing capabilities if any product candidate is approved for commercial sale;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•	changes in laws or regulations applicable to our product candidates, including but not limited to clinical trial requirements for approval;

•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; and

•	costs associated with any products or technologies that we may in-license or acquire.

Because we do not expect to generate commercial revenues, if any, from sales of products that we do not expect to be commercially available for many years, if at all, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses and other similar arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Any future debt financing and preferred equity financing, if available, may involve, agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we raise additional funds through future collaborations, licenses and other similar arrangements, we may have to relinquish valuable rights to our future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to the Discovery, Development and Marketing Approval of Our Product Candidates

We are early in our development efforts and all of our development programs are in the preclinical or discovery stage. If we are unable to successfully develop, obtain marketing approval and ultimately commercialize product candidates, or experience significant delays in doing so, our business will be materially harmed.

We are in the early stages of our research and development efforts and all of our development programs, including TYRA-300, are either in the preclinical or drug discovery stage. We have invested substantially all of our efforts to date in developing our proprietary SNÅP platform, developing TYRA-300, identifying potential product candidates and conducting preclinical studies. We will need to progress TYRA-300 and our other product candidates through additional preclinical studies to enable us to submit an IND with the FDA and receive clearance from the FDA to proceed with initiating their clinical development. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend on the successful development and eventual commercialization of our product candidates. The success of our product candidates will depend on several factors, including the following:

•

successful completion of preclinical studies with favorable results, including those compliant with Good Laboratory Practice, or GLP, such as toxicology studies, biodistribution studies and minimum effective dose studies in animals;

•

acceptance by the FDA of INDs or of similar regulatory submissions by comparable foreign regulatory authorities for the conduct of clinical trials of TYRA-300 and our other product candidates and our proposed design of future clinical trials;

•	successful enrollment in clinical trials and completion of clinical trials with favorable results;

•	successful identification of new product candidates utilizing our SNÅP platform;

•	demonstrating safety and efficacy to the satisfaction of applicable regulatory authorities;

•	making arrangements with our third-party manufacturers for, or establishing, commercial manufacturing capabilities;

•	receipt of marketing approvals from applicable regulatory authorities, including new drug applications, or NDAs, from the FDA and maintaining such approvals;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	establishing and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

•

maintaining an acceptable safety profile of our products following marketing approval, including acceptable results from any post-approval studies or clinical trials agreed to by us or required by the FDA; and

•	maintaining and growing an organization of people who can develop and commercialize our product candidates.

The FDA or comparable foreign regulatory authorities can refuse to accept INDs or similar regulatory submissions for many reasons, including negative or ambiguous results from our preclinical studies or disagreement with our interpretation of data from preclinical studies. If we are unable to develop, obtain marketing approval for, or, if approved, successfully commercialize our product candidates, we may not be able to generate sufficient revenue to continue our business.

As an organization, we have never conducted any clinical trials or submitted an application for marketing approval, and may be unable to do so for any of our product candidates.

We are early in our development efforts for our product candidates and we will need to successfully complete IND-enabling studies, Phase 1 clinical trials and later-stage and pivotal clinical trials, in order to obtain marketing authorization from the FDA or comparable foreign regulatory authorities to market TYRA-300 or any other product candidates. Carrying out clinical trials and the submission of a successful NDA is a complicated process. As an organization, we plan to commence our first Phase 1/2 clinical in             , subject to receiving clearance to proceed under an IND. We have not previously conducted any clinical trials, have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted an IND or an NDA or other comparable foreign regulatory submission for any product candidate. If we decide to develop TYRA-300 for multiple indications, we may be required to submit multiple INDs to the FDA for these indications and may not conduct a clinical trial in the United States for that indication until we do so. In addition, we have had limited interactions with the FDA and cannot be certain how many clinical trials of TYRA-300 or any other product candidates will be required or how such trials should be designed. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of any of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining marketing approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from, or delay us in submitting NDAs for, and commercializing our product candidates.

Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. We have not tested any of our product candidates in clinical trials and our product candidates may not have favorable results in clinical trials, if any, or receive marketing approval on a timely basis, if at all.

Preclinical and clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that any preclinical studies or clinical trials will be conducted as planned or completed on schedule, if at all, and delay or failure can occur at any time during the preclinical study or clinical trial process. Despite promising preclinical or clinical results, any biopharmaceutical company’s product candidate can unexpectedly fail at any stage of preclinical or clinical development, and regulators, such as the FDA or comparable foreign regulatory authorities, may not accept the results as demonstrating the product candidate’s safety and efficacy. The historical failure rate for product candidates in our industry is high.

The results from preclinical studies or clinical trials of a product candidate may not predict the results of later clinical trials of the product candidate, and interim, topline, or preliminary results of a clinical trial are not necessarily indicative of final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy characteristics despite having progressed through preclinical studies and initial clinical trials. In particular, while we have conducted certain preclinical studies of TYRA-300 and other potential product candidates targeting acquired resistance mutations in FGFR3, FGFR2, RET, and FGFR4, we do not know whether TYRA-300 or the other potential product candidates will perform in future clinical trials as they have performed in these prior studies. The positive results we have observed for our product candidates in preclinical animal models may not be predictive of our future clinical trials in humans. It is not uncommon to observe results in clinical trials that are unexpected based on preclinical studies and early clinical trials, and many product candidates fail in clinical trials despite very promising early results. We are currently conducting IND-enabling preclinical studies for TYRA-300. If unexpected observations or toxicities are observed in these studies, or in IND-enabling studies for any of our other product candidates, this will delay and possibly prevent or limit clinical trials for TYRA-300 or our other product candidates. Moreover, preclinical and clinical data may be susceptible to varying interpretations and analyses. A number of companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies.

For the foregoing reasons, we cannot be certain that our ongoing and planned preclinical studies and planned clinical trials will be successful. Any safety concerns observed in any one of our clinical trials in our targeted indications could impair the prospects for marketing approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations.

Our discovery and preclinical development activities are focused on the development of targeted therapeutics for patients with genomically defined cancers, which is a rapidly evolving area of science, and the approach we are taking to discover and develop drugs based on our SNÅP platform is novel and unproven and may never lead to approved products of commercial value.

The discovery and development of targeted therapeutics for patients with genomically defined cancers is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop product candidates are relatively new. Although we believe, based on our preclinical work, that the genomic alterations targeted by our programs are oncogenic drivers, clinical results may not confirm this hypothesis or may only confirm it for certain alterations or certain tumor types. In addition, even if our approach is successful in showing clinical benefit for acquired resistance mutation-driven cancers for TYRA-300 inhibitor program, we may never successfully identify additional oncogenic alterations for other receptor tyrosine kinases using our SNÅP platform, or in identifying additional product candidates to address such alterations. Any product candidates we do discover and advance based on scientific approach may be later shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing, or make the product candidates unmarketable or unlikely to receive marketing approval. Therefore, we do not know if our approach of discovery and developing product candidates to treat patients with genomically defined cancers will be successful, and if our approach is unsuccessful, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operation.

Any difficulties or delays in the commencement or completion, or termination or suspension, of our planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before we can initiate clinical trials for our product candidates, we must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about product candidate chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an IND application or similar regulatory filing required for regulatory acceptance before proceeding with clinical development. We are currently conducting IND-enabling studies for TYRA-300, and expect to submit an IND for TYRA-300 in             , followed by initiation of a Phase 1/2 clinical trial. We will also need to complete IND-enabling studies and submit INDs for our other development programs prior to initiating clinical development. The FDA or comparable foreign regulatory authorities may require us to conduct additional preclinical studies for any product candidate before it allows us to initiate clinical trials under any IND or similar regulatory filing, which may lead to delays and increase the costs of our preclinical development programs. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Any such delays in the commencement or completion of our planned clinical trials for TYRA-300, or any other product candidate, could significantly affect our product development timelines and development costs.

We do not know whether our planned trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	obtaining regulatory clearance to commence a trial or reaching a consensus with regulatory authorities on trial design;

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

•

any failure or delay in reaching an agreement with contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	failure to reach an agreement with diagnostic companies for the use of liquid biopsy companion diagnostic tests in our clinical trials;

•	obtaining approval from one or more institutional review boards, or IRBs;

•	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional patients, or withdrawing their approval of the trial;

•	changes to clinical trial protocol;

•	identifying sufficient appropriately qualified investigators and other professionals to conduct the clinical trials;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	manufacturing sufficient quantities of product candidate for use in clinical trials;

•

patients failing to enroll or remain in our trials at the rate we expect, or failing to return for post-treatment follow-up, including patients failing to remain in our trials due to movement restrictions, health reasons or otherwise resulting from the COVID-19 pandemic;

•	patients choosing an alternative treatment for the indication for which we are developing our product candidates, or participating in competing clinical trials;

•	lack of adequate funding to continue the clinical trials;

•	patients experiencing severe or unexpected drug-related adverse effects;

•	occurrence of serious adverse events in clinical trials of the same class of agents conducted by other companies;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•

a facility manufacturing our product candidates or any of their components suspending or limiting manufacturing due to violations of current good manufacturing practice, or cGMP, or other applicable requirements, including infections or cross-contaminations of product candidates in the manufacturing process, or the facility being subject to other enforcement by the FDA or comparable foreign regulatory authorities that result in temporary or permanent manufacturing shut downs or product supply limitations;

•	any changes to our manufacturing process that may be necessary or desired;

•

third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials or being suspended or disqualified by the FDA or comparable foreign regulatory authorities, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices, or GCP, or other regulatory requirements;

•	third-party contractors not performing data collection or analysis in a timely or accurate manner; or

•

third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or comparable foreign regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which our trials are being conducted, by a Data Safety Monitoring Board for our trial or by the FDA or comparable foreign regulatory authorities. These authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols and to make the appropriate required records, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a clinical trial drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of investigators or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. These authorities may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or comparable foreign regulatory authorities may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of a marketing application by the FDA or comparable foreign regulatory authorities and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues.

Our proprietary SNÅP platform is innovative and unproven, and we do not know whether we will be able to develop any product candidates that are successful in clinical development or products of commercial value.

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our proprietary SNÅP platform, which is designed to efficiently identify and selectively target vulnerabilities in the mutant proteins that commonly eliminate or reduce the effectiveness of standard-of-care therapies. Notwithstanding our preclinical study results for TYRA-300, we have not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates in clinical trials or in obtaining marketing approval thereafter. TYRA-300 is in late preclinical development and we have not yet completed any clinical trials for any product candidate. Our SNÅP platform utilizes the rapid generation of precise molecular SNÅPshots to continually gain deeper insights into the structure of inhibitor binding sites and how commonly occurring resistance mutations lead to acquired drug resistance to existing therapies, which we believe aids in the prediction of amino acid residues most likely to cause resistance to specific existing therapies. This innovative process may never be successful in identifying additional product candidates with innovative structures that are able to inhibit the target while avoiding those specific residues. Further, because all of our product candidates and discovery programs are based on our SNÅP platform, adverse developments with respect to one of our programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our other development programs.

In addition, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position with our innovative approach to compound identification. If we fail to stay at the forefront of technological innovation in utilizing our SNÅP platform, we may be unable to compete effectively.

We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may not be able to complete clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities. Patient enrollment for our clinical trials may be affected by many factors, including:

•	the size and nature of the patient population;

•	the proximity of patients to clinical sites;

•	the eligibility and exclusion criteria for the trial;

•	the design of the clinical trial;

•	the risk that enrolled patients will not complete a clinical trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience; and

•

competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating as well as any product candidates under development.

We will be required to identify and enroll a sufficient number of patients for each of our clinical trials. The patient populations for our product candidates are limited to those with specific target alterations and may not be completely defined but are substantially smaller than the general treated cancer population, and we will need to screen and identify these patients with targeted alterations. Successful identification of patients is dependent on several factors, including achieving certainty as to how specific alterations respond to our product candidates and the ability to identify such alterations. Furthermore, even if we are successful in identifying patients, we cannot be certain that the resulting patient populations for each mutation will be large enough to allow us to successfully obtain approval for each mutation type and commercialize our product candidates and achieve profitability. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or comparable foreign regulatory authorities. In addition, the process of finding and diagnosing patients may prove costly.

The timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. The eligibility criteria of our clinical trials, once established, will further limit the pool of available trial participants. If patients are unwilling to participate in our trials for any reason, including the existence of concurrent clinical trials for similar patient populations or the availability of other therapies, or we otherwise have difficulty enrolling a sufficient number of patients, the timeline for recruiting patients, conducting clinical trials and obtaining marketing approval of our product candidates may be delayed. Additionally, because our initial planned clinical trials will be in patients with relapsed/refractory cancer, these patients are typically in the late stages of their disease and may experience disease progression independent from our product candidates, making them unevaluable for purposes of the clinical trial and requiring additional patient enrollment. Our inability to enroll a sufficient number of patients for any of our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. In addition, we expect to rely on CROs and clinical trial sites to ensure proper and timely conduct of our clinical trials and, while we intend to enter into agreements governing their services, we will have limited influence over their actual performance.

We cannot assure you that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays in enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

Use of our product candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

We have not evaluated any of our product candidates in human clinical trials. It is impossible to predict when or if any product candidates we may develop will prove safe in humans. As is the case with biopharmaceuticals generally, and treatments for cancer and rare diseases in particular, it is likely that there may be side effects and adverse events associated with the use of our product candidates. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or comparable foreign regulatory authorities. If adverse events or other side effects are observed in any of our future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. Any of these occurrences may harm our business, financial condition and prospects significantly.

Moreover, if our product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. We, the FDA or other applicable regulatory authorities, or an IRB, may suspend or terminate future clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Many compounds that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the compound. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, including with different dosing regimens, or as the use of these product candidates becomes more widespread if they receive marketing approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, may be reported by patients. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition and prospects significantly.

Patients treated with our products, if approved, may experience previously unreported adverse reactions, and it is possible that the FDA or comparable foreign regulatory authorities may ask for additional safety data as a condition of, or in connection with, our efforts to obtain approval of our product candidates. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. If safety problems occur or are identified after our products, if any, are available for commercial sale and use, we may make the decision, or be required by regulatory authorities, to amend the labeling of our product candidates, recall our product candidates or even withdraw approval for an approved product.

In addition, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw, suspend or limit approvals of such product, or seek an injunction against its manufacture or distribution;

•	we may be required to recall a product or change the way such product is administered to patients;

•	regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication;

•	we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a medication guide outlining the risks of such side effects for distribution to patients;

•

we may be required to change the way a product is distributed, conduct additional clinical trials or change the labeling of a product or be required to conduct additional post-marketing studies or surveillance;

•	we could be sued and held liable for harm caused to patients; or

•	sales of the product may decrease significantly or the product could become less competitive and our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

We may not be able to submit INDs to commence clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

We may not be able to submit INDs for our existing and future product candidates on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if the FDA agrees with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that it will not change its requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the timelines we expect or to obtain regulatory approvals for our planned clinical trials may prevent us from initiating or completing our clinical trials or commercializing our product candidates on a timely basis, if at all.

Our product candidates are subject to extensive regulation and compliance, which is costly and time consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.

The clinical development, manufacturing, labeling, packaging, storage, record-keeping, advertising, promotion, import, export, marketing, distribution and adverse event reporting, including the submission of safety and other information, of our product candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive marketing approval from the FDA. The process of obtaining marketing approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, marketing approval is never guaranteed. Neither we, nor any future collaborator, is permitted to market any of our product candidates in the United States until we receive marketing approval from the FDA.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or may object to elements of our clinical development program.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

•	such authorities may disagree with the design or implementation of our, or our any of our potential future collaborators’ clinical trials;

•

negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for marketing approval;

•	serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

•	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

•

we, or any of our potential future collaborators may be unable to demonstrate that a product candidate is safe and effective, and that product candidate’s clinical and other benefits outweigh its safety risks;

•	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

such authorities may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission of an NDA or other submission or to obtain marketing approval in the United States or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	such authorities may disagree regarding the formulation, labeling and/or the specifications of our product candidates;

•

such authorities may require additional information, data, qualification, or validation of our manufacturing and testing processes as part of the chemistry, manufacturing, and controls information we submit as part of our application;

•	approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use;

•

such authorities may find deficiencies in the manufacturing processes, approval policies or facilities of our third-party manufacturers with which we or any of our current or future collaborators contract for clinical and commercial supplies;

•	regulations of such authorities may significantly change in a manner rendering our or any of our potential future collaborators’ clinical data insufficient for approval; or

•	such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

Any delays in the marketing approval of our product candidates may negatively impact our ability to successfully position the product candidate in the market or the product candidate may face additional competition from other products.

With respect to foreign markets, marketing approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed biopharmaceuticals may result in increased cautiousness by the FDA or comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining marketing approvals. Any delay in obtaining, or inability to obtain, applicable marketing approvals would prevent us or any of our potential future collaborators from commercializing our product candidates.

We are required by the FDA (or comparable regulatory authority) to obtain approval or clearance of a companion diagnostic test in connection with approval of any of our product candidates. If we do not obtain or we face delays in obtaining approval of a diagnostic test, we may not be able to commercialize the product candidate and our ability to generate revenue will be materially impaired.

If we are required by the FDA or comparable foreign regulatory authorities to obtain approval or clearance of a companion diagnostic test in connection with marketing approval of any of our product candidates, such companion diagnostic test would be used during our more advanced phase clinical trials as well as in connection with the commercialization of our product candidates. We will rely on third parties for the design, development and manufacture of companion diagnostic tests for our product candidates that may require such tests. If we enter into such collaborative agreements, we will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining approval or clearance for these companion diagnostics. To be successful in developing and commercializing product candidates in combination with these companion diagnostics, we and our future collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared at the same time the product candidate is approved. To date, the FDA has required marketing approval of all companion diagnostic tests for cancer therapies. Various foreign regulatory authorities also regulate in vitro companion diagnostics as medical devices and, under those regulatory frameworks, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of these companion diagnostics, which we expect will require separate regulatory clearance or approval prior to commercialization.

The approval or clearance of a companion diagnostic as part of the therapeutic product’s labeling limits the use of the therapeutic product to only those patients who express certain biomarkers or the specific genomic alteration that the companion diagnostic was developed to detect. If the FDA or comparable foreign regulatory authorities require approval or clearance of a companion diagnostic for any of our product candidates, whether before or concurrently with marketing approval of the product candidate, we and/or our collaborators, may encounter difficulties in developing and obtaining approval or clearance for these companion diagnostics. Any delay or failure by us or potential future collaborators to develop or obtain regulatory approval or clearance of a companion diagnostic could delay or prevent approval or continued marketing of our related product candidates. Further, in April 2020, the FDA issued new guidance on developing and labeling companion diagnostics for a specific group of oncology therapeutic products, including recommendations to support a broader labeling claim rather than individual therapeutic products. We will continue to evaluate the impact of this guidance on any companion diagnostic strategy we undertake. This guidance and future issuances from the FDA or comparable foreign regulatory authorities may impact our product candidates and result in delays in regulatory approval. We may be required to conduct additional studies to support a broader claim. Also, to the extent other approved diagnostics are able to broaden their labeling claims to include our approved drug products, we may be forced to abandon any partnered companion diagnostic development plans we undertake or we may not be able to compete effectively upon marketing approval, which could adversely impact our ability to generate revenue from the sale of our approved products and our business operations.

Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We and our future collaborators may encounter difficulties in developing, obtaining regulatory approval or clearance for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our product candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for our product candidates, or experience delays in doing so, the development of our product candidates may be adversely affected, our product candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of our product candidates that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates, development programs and specific indications. As a result, we may forgo or delay pursuit of opportunities with other product candidates that could have had greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable potential commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may not be able to obtain or maintain orphan drug designations for any of our product candidates, and we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product as an orphan product if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the European Medicines Agency’s, or EMA’s, Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. We have not received orphan drug designation in the United States for any product candidate. We may seek orphan drug designation in the United States and the European Union for TYRA-300 for patients with MIBC and other rare tumors susceptible to an FGFR3 therapy, and similar designations for our other product candidates in qualified patient populations. There can be no assurance that the FDA or the EMA’s Committee for Orphan Medicinal Products will grant orphan designation for any indication for which we apply, or that we will be able to maintain such designation.

In the United States, orphan designation entitles a party to financial incentives such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has orphan designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including an NDA, to market the same product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. The applicable exclusivity period is ten years in Europe, but such exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA or comparable foreign regulatory authorities can subsequently approve the same drug for the same condition if such regulatory authority concludes that the later drug is clinically superior because it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the FDA later determines that the initial request for designation was materially defective. In addition, orphan drug exclusivity does not prevent the FDA from approving competing drugs for the same or similar indication containing a different active ingredient. In addition, if a subsequent drug is approved for marketing for the same or a similar indication as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

If we successfully develop our product candidates, we may seek Breakthrough Therapy designation or Fast Track designation by the FDA for one or more of our product candidates, but we may not receive such designation, and even if we do, such designation may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy or Fast Track designation for some of our product candidates. A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life- threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs or biologics that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens.

Drugs or biologics designated as Breakthrough Therapies by the FDA may also be eligible for expedited review and approval. If a product candidate is intended for the treatment of a serious or life-threatening condition and clinical or preclinical data demonstrate the potential to address unmet medical needs for this condition, the sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we obtain Fast Track Designation for one or more of our product candidates, we may not experience a faster development process, review or approval compared to non-expedited FDA review procedures. In addition, the FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported. Fast Track Designation alone does not guarantee qualification for the FDA’s priority review procedures.

Whether to grant Breakthrough Therapy or Fast Track Designation is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for these designations, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of either of these designations for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify for either of these designations, the FDA may later decide that the product candidate no longer meet the conditions for qualification.

We may in the future conduct clinical trials for certain of our product candidates outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

We may conduct one or more of our clinical trials for our product candidates outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. Where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless those data are applicable to the U.S. population and U.S. medical practice; the trials were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. For trials that are conducted only at sites outside of the United States and not subject to an IND, the FDA requires the clinical trial to have been conducted in accordance with GCP and the FDA must be able to validate the data from the clinical trial through an on-site inspection if it deems such inspection necessary. For such trials not subject to an IND, the FDA generally does not provide advance comment on the clinical protocols for the trials, and therefore there is an additional potential risk that the FDA could determine that the trial design or protocol for a non-U.S. clinical trial was inadequate, which could require us to conduct additional clinical trials. In addition, such foreign trials would be subject to the applicable local laws of the foreign regulatory and legal requirements where the trials are conducted. There can be no assurance the FDA will accept data from clinical trials conducted outside of the United States. If the FDA does not accept data from our clinical trials of our product candidates, it would likely result in the need for additional clinical trials, which would be costly and time consuming and delay or permanently halt our development of our product candidates.

Interim, topline and preliminary data from our preclinical studies and clinical trials that we may announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our preclinical studies and clinical trials. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, we may report responses in certain patients that are unconfirmed at the time and which do not ultimately result in confirmed responses to treatment after follow-up evaluations. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our common stock.

In addition, the information we choose to publicly disclose regarding a particular study or trial is typically selected from a more extensive amount of available information. Investors may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, topline or preliminary data that we report differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, any of our product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

Where appropriate, we plan to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated approval pathways. If we are unable to obtain such approval, we may be required to conduct additional clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

Where appropriate, we plan to seek an accelerated approval for one or more of our product candidates. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug or biologic over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post- approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug or biologic’s clinical benefit or are not completed in a timely manner, the FDA may withdraw its approval of the drug or biologic.

We have not yet applied for accelerated approval by the FDA. Prior to seeking accelerated approval for any of our product candidates, we intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors, we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval program, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or receive an expedited regulatory designation (e.g., breakthrough therapy designation) for our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, if any, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs and biologics or modifications to approved drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products and subsequently, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities. On July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. And on April 14, 2021, the FDA announced guidance regarding Remote Interactive Evaluations, and how they will be requested by the FDA and conducted for the duration of the COVID-19 public health emergency at any facility where pharmaceutical products, including biological products, are manufactured, processed, packed or held; facilities covered under the FDA’s bioresearch monitoring program; and outsourcing facilities registered under FDCA section 503B. The FDA intends to use information from remote interactive evaluations to meet user-fee commitments and to update facilities information, when deemed appropriate based on risk and history of compliance with FDA regulations. Facilities can choose to decline the FDA’s request to perform a remote facility evaluation; however, this may delay the agency’s ability to evaluate the facility or product and make a regulatory decision. The FDA will not accept requests from applicants or facilities to perform a remote interactive evaluation, as decisions to offer a remote interactive evaluation will rest with the FDA, based on risk and compliance history.

Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or comparable foreign regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical studies and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize safety, efficacy, yield and manufacturing batch size, minimize costs and achieve consistent quality and results. For example, we intend to change the delivery vehicle we use in our formulation for TYRA-300 from polyethylene glycol 400 to a cyclodextrin based vehicle. This change in formulation may result in effects and results that are different from those observed in our completed preclinical studies to date. Similarly, in the future we may introduce an alternative formulation of one or more of our product candidates during the course of our planned clinical trials. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay initiation or completion of clinical trials, require the conduct of bridging studies or clinical trials or the repetition of one or more studies or clinical trials, increase development costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved, and generate revenue.

Risks Related to Our Reliance on Third Parties

We intend to rely on third parties for the manufacture of our product candidates for preclinical and clinical development. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities and have no plans to develop our own clinical or commercial-scale manufacturing capabilities. We plan to rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and related raw materials for preclinical and clinical development, as well as for commercial manufacture if any of our product candidates receive marketing approval. The facilities used by third-party manufacturers to manufacture our product candidates must be approved by the FDA or comparable foreign regulatory authorities pursuant to inspections that will be conducted after we submit an NDA to the FDA or any comparable filing to a foreign regulatory authority. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with cGMP requirements for manufacture of products. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or any comparable foreign regulatory authority, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance, qualified personnel, and accurate and complete recordkeeping. If the FDA or comparable foreign regulatory authorities does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us or the third-party manufacturers, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our or a third party’s failure to execute on our manufacturing requirements on commercially reasonable terms and in compliance with cGMP could adversely affect our business in a number of ways, including:

•	an inability to initiate clinical trials of our product candidates under development;

•	delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates;

•	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease development or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product candidates or any other future product candidates.

In addition, we do not have any long-term commitments or supply agreements with our third party manufacturers. We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms, which increases the risk of timely obtaining sufficient quantities of our product candidates or such quantifies at an acceptable cost. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

•	breach of the manufacturing agreement by the third party;

•	failure to manufacture our product according to our specifications;

•	failure to manufacture our product according to our schedule or at all;

•	misappropriation of our proprietary information, including our trade secrets and know-how; and

•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our product candidates and any products that receive marketing approval may compete with the product candidates and products of other companies for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Public health emergencies, such as that declared for COVID-19, might cause third-party manufacturers with whom we contract to prioritize the production of other products, possibly at the direction of the United States. or other government. This could lead to a delay in the manufacture of our product candidates or any products that receive marketing approval, and negatively impact the supply of such product candidates or products for clinical trials or commercialization.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, and any related remedial measures may be costly or time consuming to implement. We do not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of our product candidates. If our existing or future third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. In addition, certain of our product candidates and our own proprietary methods have never been produced or implemented outside of our company, and we may therefore experience delays to our development programs if and when we attempt to establish new third-party manufacturing arrangements for these product candidates or methods.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Our reliance on third parties requires us to share our confidential information, which increases the possibility that confidential information will be misappropriated or disclosed.

Because we currently plan to rely on third parties to manufacture our product candidates and to perform quality testing, we must, at times, share our proprietary technology and confidential information with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements, and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share confidential information increases the risk that such trade secrets become known by our competitors, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and confidential information and despite our efforts to protect our confidential information, a competitor’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may seek to enter into collaborations, licenses and other similar arrangements and may not be successful in doing so, and even if we are, we may relinquish valuable rights and may not realize the benefits of such relationships.

We may seek to enter into collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of our product candidates, due to capital costs required to develop or commercialize the product candidate or manufacturing constraints. We may not be successful in our efforts to establish such collaborations for our product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time-consuming and complex. We may have to relinquish valuable rights to our future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us, as part of any such arrangement, and such arrangements may restrict us from entering into additional agreements with other potential collaborators. We cannot be certain that, following a collaboration, license or strategic transaction, we will achieve an economic benefit that justifies such transaction.

Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, the development or approval of a product candidate is delayed, the safety of a product candidate is questioned or the sales of an approved product candidate are unsatisfactory.

In addition, any potential future collaborations may be terminable by our strategic partners, and we may not be able to adequately protect our rights under these agreements. Furthermore, strategic partners may negotiate for certain rights to control decisions regarding the development and commercialization of our product candidates, if approved, and may not conduct those activities in the same manner as we do. Any termination of collaborations we enter into in the future, or any delay in entering into collaborations related to our product candidates, could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to conduct some of our preclinical studies and will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain marketing approval for or commercialize our product candidates may be delayed.

We are dependent on third parties to conduct some of our preclinical studies and expect to rely on such third parties for our clinical trials, including our planned Phase 1/2 clinical trial of TYRA-300. Specifically, we have used and relied on, or intend to use and rely on, medical institutions, clinical investigators, CROs, contract development and manufacturing organizations, and consultants to conduct some of our preclinical studies and to conduct planned clinical trials in accordance with our clinical protocols and regulatory requirements. These CROs, investigators and other third parties play a significant role in the conduct and timing of these preclinical studies and clinical trials and subsequent collection and analysis of data. While we have and will have agreements governing the activities of our CROs, investigators and other third-party contractors, we have limited influence over their actual performance. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on our CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GLP and GCP requirements, which are regulations and guidelines enforced by the FDA or comparable foreign regulatory authorities for all of our product candidates in preclinical and clinical development. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, principal investigators, trial sites, and other third parties. If we or any of our CROs, trial sites or other third parties fail to comply with applicable GLP or GCP or other requirements, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional preclinical studies or clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any of our CROs, investigators or other third parties will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, or otherwise performs in a substandard manner, our clinical trials may be extended, delayed or terminated. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other development activities that could harm our competitive position. In addition, principal investigators for our clinical trials may also serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA of any NDA we submit. Any such delay or rejection could prevent us from commercializing our product candidates.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if we make a general assignment for the benefit of our creditors or if we are liquidated. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms or at all. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO, investigator or other third party contractor commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

Risks Related to Commercialization of Our Product Candidates

Even if we receive marketing approval for any product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Following potential approval of any our product candidates, the FDA may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly and time consuming post-approval studies, post-market surveillance or clinical trials to monitor the safety and efficacy of the product, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS, as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export recordkeeping, and other activities relating to our products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post- approval. Manufacturers of approved products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. Later discovery of previously unknown problems with our products, including additional adverse events or adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or product recalls;

•	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

•	fines, restitutions, disgorgement of profits or revenues, civil money penalties, warning letters, untitled letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of our products; and

•	injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

In addition, if any of our product candidates are approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless, in their independent medical judgment, prescribe it to their patients in a manner that is inconsistent with the approved label. The FDA does not regulate the behavior of physicians in their choice of treatments but the FDA does restrict manufacturer’s communications on the subject of off-label use of their products. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA, the Department of Justice, and other governmental authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. For example, the federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into corporate integrity agreements, consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current U.S. administration may impact our business and industry. Namely, the current U.S. administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the Executive Orders, will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

The commercial success of our product candidates will depend upon the degree of market acceptance of such product candidates by physicians, patients, healthcare payors and others in the medical community.

Our product candidates may not be commercially successful. Even if any of our product candidates receive marketing approval, they may not gain market acceptance among physicians, patients, healthcare payors or the medical community. The commercial success of any of our current or future product candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. The degree of market acceptance of our products will depend on a number of factors, including:

•	demonstration of clinical efficacy and safety compared to other more-established products;

•	the indications for which our product candidates are approved;

•	the limitation of our targeted patient population and other limitations or warnings contained in any FDA-approved labeling;

•	acceptance of a new drug for the relevant indication by healthcare providers and their patients;

•	the pricing and cost-effectiveness of our products, as well as the cost of treatment with our products in relation to alternative treatments and therapies;

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our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;

•	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement;

•	any restrictions on the use of our products, and the prevalence and severity of any adverse effects;

•	potential product liability claims;

•	the timing of market introduction of our products as well as competitive drugs;

•	the effectiveness of our or any of our current or potential future collaborators’ sales and marketing strategies; and

•	unfavorable publicity relating to the product.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors or patients, we may not generate sufficient revenue from that product and may not become or remain profitable. Our efforts to educate the medical community and third-party payors regarding the benefits of our products may require significant resources and may never be successful.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If any of our product candidates ultimately receives marketing approval, we must build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming, or collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company in the marketing, sale and distribution of biopharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

The successful commercialization of our product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our products could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as our product candidates, if approved. Our ability to achieve coverage and acceptable levels of reimbursement for our products by third-party payors will have an effect on our ability to successfully commercialize those products. Moreover, we are initially developing TYRA-300 for the treatment of MIBC, an indication with a small patient population. In order for products that are designed to treat smaller patient populations to be commercially viable, the reimbursement for such products must be higher, on a relative basis, to account for the lack of volume. Accordingly, we will need to implement a coverage and reimbursement strategy for any approved product candidate with a smaller patient population that accounts for the smaller potential market size. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Obtaining and maintaining reimbursement status is time consuming, costly and uncertain. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Third-party payors increasingly are challenging prices charged for biopharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our products as substitutable and only offer to reimburse patients for the less expensive product. Even if we are successful in demonstrating improved efficacy or improved convenience of administration with our products, pricing of existing drugs may limit the amount we will be able to charge for our products. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on products that we may develop, once approved. In addition, in the event that we or third parties develop companion diagnostic tests for use with our products, once approved, such companion diagnostic tests will require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement applicable to pharmaceutical or biological products will apply to companion diagnostics tests.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products, once approved. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, the reimbursement for our products, once approved, may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products, once approved. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

We face significant competition, and if our competitors develop technologies or product candidates more rapidly than we do or their technologies are more effective, our business and our ability to develop and successfully commercialize products may be adversely affected.

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Our competitors have developed, are developing or may develop products or product candidates competitive with our product candidates. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop product candidates. In particular, there is intense competition in the precision oncology field. Our competitors include larger and better-funded pharmaceutical, biopharmaceutical, biotechnological and therapeutics companies. Moreover, we may also compete with universities and other research institutions who may be active in the indications we are targeting and could be in direct competition with us. We also compete with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling patients for clinical trials and in identifying and in-licensing new product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We expect to face competition from existing products and products in development for each of our product candidates. There are three currently approved pan-FGFR inhibitors: Incyte Corporation’s Pemazyre (pemigatinib) and QED Therapeutics’ TRUSELTIQ® (infigratinib), approved in FGFR2 gene rearrangements in cholangiocarcinoma, and Janssen Biotech, Inc.’s Balversa (erdafitinib), approved in specific FGFR3 and FGFR2 gene alterations. There are a number of other pan-FGFR programs in development for FGFR2 and FGFR3-specific populations, including, among others, Taiho Oncology, Inc.’s TAS120 (futibatinib), Bayer Pharmaceutical’s BAY 1163877 (Rogaratinib), as well as isoform specific FGFR inhibitors such as Relay Therapeutics, Inc.’s RLY-4008 and Kinnate Biopharma Inc.’s KN3248. There are two approved RET inhibitors, Lilly’s Loxo Oncology’s Retevmo™ (selpercatinib) and Blueprint Medicines’ GAVRETO™ (pralsetinib), as well as programs in development such as Turning Point’s TPX-0046 and Boston Pharmaceuticals’ BOS172738. There are currently no approved FGFR4 inhibitors, but there are a number of FGFR4 programs in clinical development, including Blueprint Medicines’ BLU-554 (fisogatinib), H3 Biomedicines’ H3B-6527 and Novartis’ FGF401.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain marketing approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of marketing approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, more convenient, less expensive or marketed and sold more effectively than any products we may develop. Competitive products or technological approaches may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

If the market opportunities for our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

The precise incidence and prevalence for all the conditions we aim to address with our product candidates are unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new trials may change the estimated incidence or prevalence of these indications. The total addressable market across all of our product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of our product candidates which receives marketing approval for these indications, the availability of alternative treatments and the safety, convenience, cost and efficacy of our product candidates relative to such alternative treatments, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our product candidates, because some of our potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our product candidates in foreign markets. We are not permitted to market or promote any of our product candidates before we receive marketing approval from applicable regulatory authorities in foreign markets, and we may never receive such marketing approvals for any of our product candidates. To obtain separate marketing approval in many other countries we must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of our product candidates. If we obtain marketing approval of our product candidates and ultimately commercialize our products in foreign markets, we would be subject to additional risks and uncertainties, including:

•	different regulatory requirements for approval of drugs in foreign countries;

•	reduced protection for intellectual property rights;

•	the existence of additional third-party patent rights of potential relevance to our business;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	foreign reimbursement, pricing and insurance regimes;

•	workforce uncertainty in countries where labor unrest is common;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Risks Related to Our Business Operations and Industry

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•	the timing and cost of, and level of investment in, research, development, marketing approval and commercialization activities relating to our product candidates, which may change from time to time;

•	coverage and reimbursement policies with respect to our product candidates, if approved, and potential future drugs that compete with our products;

•	the cost of manufacturing our product candidates, which may vary depending on the quantity of production and the terms of our agreements with third-party manufacturers;

•	expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

•	the level of demand for any approved products, which may vary significantly;

•	future accounting pronouncements or changes in our accounting policies; and

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the timing and success or failure of preclinical studies or clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.

Our success depends in part on our continued ability to attract, retain, manage and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management, as well as our senior scientists and other members of our management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation or completion of our preclinical studies and clinical trials or the commercialization of our product candidates. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our clinical development and commercialization efforts. We may not be successful in maintaining our unique company culture and continuing to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biopharmaceutical, biotechnology and other businesses, particularly in the San Diego County area. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We have recently substantially increased, and will need to continue to grow, the size and capabilities of our organization, and we may experience difficulties in managing this growth.

We have substantially increased our organization from four employees as of December 31, 2019 to 15 full-time employees as of June 30, 2021, including 13 employees engaged in research and development. In order to successfully implement our development and commercialization plans and strategies, and as we transition into operating as a public company, we expect to need to continue to add significant additional managerial, operational, sales, marketing, financial and other personnel. Future growth will impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining, retaining and motivating our current and additional employees;

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managing our internal development efforts effectively, including the preclinical, clinical, the FDA or comparable foreign regulatory authorities’ review process for product candidates, while complying with any contractual obligations to contractors and other third parties;

•	managing increasing operational and managerial complexity; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully develop and, if approved, commercialize product candidates developed from our FGFR and RET programs and other product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

If we are not able to effectively expand our organization by hiring new employees and/or engaging additional third-party service providers, we may not be able to successfully implement the tasks necessary to further develop and commercialize TYRA-300 and any of our other product candidates and, accordingly, may not achieve our research, development and commercialization goals.

We are subject to various federal, state and foreign healthcare laws and regulations, which could increase compliance costs, and our failure to comply with these laws and regulations could harm our results of operations and financial condition.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any products for which we obtain marketing approval. Such laws include, without limitation:

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the federal Anti-Kickback Statute, which is a criminal law that prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an individual or the purchase, lease, or order, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti- Kickback Statute or specific intent to violate it in order to have committed a violation;

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the federal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making or causing to be made a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such healthcare professionals and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided, as well as ownership and investment interests held, during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiology assistants and certified nurse-midwives; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require biopharmaceutical and biotechnology companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; some state laws that require biopharmaceutical and biotechnology companies to report information on the pricing of certain drug products; and some state and local laws require the registration or pharmaceutical sales representatives.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve ongoing substantial costs. It is possible that governmental authorities will conclude that our business practices, including certain arrangements with physicians who receive stock or stock options as compensation for services provided to us, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We, our future collaborators and our service providers may be subject to a variety of privacy and data security laws and contractual obligations, which could increase compliance costs and our failure to comply with them could subject us to potentially significant fines or penalties and otherwise harm our business.

We are subject to laws and regulations governing the privacy and security of sensitive information, including confidential business and patient health information. The global data protection landscape is rapidly evolving, and we may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we operate in foreign jurisdictions. These laws and regulations may be subject to differing interpretations, which adds to the complexity of processing personal data. Guidance on implementation and compliance practices are often updated or otherwise revised.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. By way of example, HIPAA imposes privacy and security requirements and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the U.S. Department of Health and Human Services, or HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the Federal Trade Commission, or FTC, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, or the FTCA, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. By way of example, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Further, in November 2020, California voters approved the California Privacy Rights Act, or CPRA, through a ballot measure. The CPRA will amend the CCPA, giving California residents additional control over their personal information and imposing further obligations on businesses processing the personal information of California residents. The CPRA includes the creation of a privacy-specific enforcement agency, the first of its kind in any U.S. state, which will be responsible for enforcing the new law. The CPRA takes effect on January 1, 2023. More recently, Virginia adopted a generally applicable privacy law, and other states are considering similar steps.

These laws subject us to increased regulatory scrutiny, litigation, and overall risk. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject, if it is enacted. Without an overarching federal law driving privacy compliance in the United States, however, the risk is high of a patchwork of privacy legislation formed by individual state laws, similar to the patchwork created by differing state data breach notification obligations. Requirements to comply with varying state laws not only increase costs for compliance, but also create the potential for enforcement by individual state attorneys general.

In the European Union, in May 2018, a new privacy regime, the General Data Protection Regulation, or GDPR, took effect in the European Economic Area, the EEA. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of European persons. The GDPR introduced new requirements for the protection of personal data subject to GDPR and provides for substantial fines for non-compliance, including fines up to the greater of EUR 20 million or 4% of a company’s annual global revenues.

The withdrawal of the UK from the EU further complicated European compliance obligations, as we must also comply with data privacy and security laws in effect in the UK that are substantially similar to the GDPR. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we fail to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations.

Recently enacted legislation, future legislation and healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize our product candidates and may affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the ACA, was enacted in the United States. Among the provisions of the ACA of importance to our potential product candidates, the ACA: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expanded eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the 340B drug pricing program; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

There remain judicial and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the healthcare reform measures of the Biden administration and other efforts, if any, to repeal and replace the ACA will impact the ACA or our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. Most recently, in March 2021, Congress enacted the American Rescue Plan Act of 2021, which, among other things, eliminated the statutory cap on drug manufacturers’ Medicaid Drug Rebate Program rebate liability, effective January 1, 2024. Under current law enacted as part of the ACA, drug manufacturers’ Medicaid Drug Rebate Program rebate liability is capped at 100% of the average manufacturer price for a covered outpatient drug. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect into 2031, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. Although a number of these and other measures may require additional authorization to become effective, Congress and the current U.S. administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

We expect that the ACA, these new laws and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

We and any of our third-party manufacturers or suppliers may use potent chemical agents and hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly.

We and any of our third-party suppliers and potential future collaborators will use biological materials, potent chemical agents and may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety of the environment. Our operations and the operations of our third-party manufacturers and suppliers also produce hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or marketing approvals could be suspended.

Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations and prospects.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent risk of product liability as a result of the clinical trials of our product candidates and will face an even greater risk if we commercialize our product candidates. For example, we may be sued if our product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability and a breach of warranties. Claims may be brought against us by clinical trial participants, patients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease the commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products, if approved;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of our management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	significant negative financial impact;

•	the inability to commercialize our product candidates; and

•	a decline in our stock price.

We currently do not hold product liability insurance coverage, but will need to obtain this insurance coverage prior to commencing clinical trials of our product candidates. We may need to increase our insurance coverage as we initiate additional clinical trials or if we commence commercialization of our product candidates, if ever. Insurance coverage is increasingly expensive. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our product candidates. Although we expect to obtain and maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter, including product liability insurance. Some of the policies we currently maintain include property, general liability, employment benefits liability, business automobile workers’ compensation, directors’ and officers’, employment practices and fiduciary liability insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

We and any of our potential future collaborators will be required to report to regulatory authorities if any of our product candidates or approved products in clinical trials cause or contribute to certain adverse medical events, and any failure to do so would result in sanctions that would materially harm our business.

The FDA or comparable foreign regulatory authorities would require that we and potential future collaborators report certain information about adverse medical events relating to any product that is approved or product candidate in clinical trials. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We and any of our potential future collaborators or CROs may fail to report adverse events within the prescribed timeframe. If we or any of our potential future collaborators or CROs fail to comply with such reporting obligations, the FDA or a comparable foreign regulatory authority could take action, including criminal prosecution, the imposition of civil monetary penalties, seizure of our products or delay in approval or clearance of future products.

Our internal computer systems, or those of any of our CROs, other contractors or consultants or potential future collaborators, may fail or suffer security breaches, which could result in a material disruption of our product development programs, harm our reputation, significant fines, penalties and liability and loss of customers or sales.

The United States federal and various state and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security, and storage of personally identifiable information and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the collection, use, and dissemination of such data. In the ordinary course of business, we collect, store, transmit and otherwise process large amounts of data including, without limitation, proprietary business information and personal information. Despite the implementation of security measures, our internal technology systems (including infrastructure) and those of our current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, cybersecurity threats (such as denial-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks), unauthorized access or use, natural disasters, terrorism, war and telecommunication and electrical failures. Our systems are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper or accidental actions by employees, vendors and other third parties with otherwise legitimate access to our systems. Third parties may also attempt to fraudulently induce our employees and contractors into disclosing sensitive information such as usernames, passwords or other information, or otherwise compromise the security of our electronic systems, networks, and/ or physical facilities in order to gain access to our data.

Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that any security procedures and controls that we or our third-party partners and service providers have implemented will be sufficient to prevent cyber-attacks from occurring. The latency of a compromise is often measured in months, but could be years, and we may not be able to detect a compromise in a timely manner. New techniques may not be identified until they are launched against a target, and we may be unable to anticipate these techniques or detect an incident, assess its severity or impact, react or appropriately respond in a timely manner or implement adequate preventative measures, resulting in potential data loss or other damage to our information technology systems.

If a security breach were to occur and cause interruptions in our operations or result in the unauthorized disclosure of or access to personally identifiable information or individually identifiable health information (violating certain privacy laws such as GDPR), it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Also, due to the COVID-19 pandemic, all of our employees are working remotely. As a result, we may have increased cyber security and data security risks, due to increased use of home wi-fi networks and virtual private networks, as well as increased disbursement of physical machines. While we implement IT controls to reduce the risk of a cyber security or data security breach, there is no guarantee that these measures will be adequate to safeguard all systems, especially with an increased number of employees working remotely.

Any security breach or other incident, whether real or perceived, could impact our reputation, impact the integrity of our data, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers. For example, the loss of clinical trial data from clinical trials could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any real or perceived disruption or security breach affects our systems (or those of our third-party collaborators, service providers, contractors or consultants) or were to result in a loss of or accidental, unlawful or unauthorized access to, use of, release of, or other processing of personally identifiable information, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines, penalties or liabilities for any noncompliance to certain privacy and security laws.

Our business is subject to risks arising from COVID-19 and other epidemic diseases.

The COVID-19 worldwide pandemic has presented substantial public health and economic challenges and is affecting our employees, patients, physicians and other healthcare providers, communities and business operations, as well as the U.S. and global economies and financial markets. A pandemic, including COVID-19, or other public health epidemic, poses the risk that we or our employees, contractors, including our CROs, suppliers, collaborators and other partners may be prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. International and U.S. governmental authorities in impacted regions are taking actions in an effort to slow the spread of COVID-19, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. In response, we have closed our executive offices with our administrative employees continuing their work remotely and limited the number of staff in our research and development laboratories. To date we have not experienced material disruptions in our business operations. However, while it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, particularly as we advance our product candidates to clinical development, the continued spread of COVID-19 and the measures taken by the governmental authorities, and any future epidemic disease outbreaks, could: disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products for our product candidates for use in our research, preclinical studies and clinical trials, delay, limit or prevent our employees and CROs from continuing research and development activities; impede our clinical trial initiation and recruitment and the ability of patients to continue in clinical trials, including the risk that participants enrolled in our clinical trials will contract COVID-19 or other epidemic disease while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events; and impede testing, monitoring, data collection and analysis and other related activities, any of which could delay our preclinical studies and clinical trials and increase our development costs, and have a material adverse effect on our business, financial condition and results of operations. The COVID-19 pandemic and any future epidemic disease could also potentially affect the business of the FDA or comparable foreign regulatory authorities, which could result in delays in meetings related to planned clinical trials. The COVID-19 pandemic and mitigation measures have had and may continue to have, and any future epidemic disease outbreak may have, an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 pandemic impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

Our business could be affected by litigation, government investigations and enforcement actions.

We operate in a highly regulated industry and we could be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment and other claims and legal proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, product seizure, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Legal proceedings, government investigations and enforcement actions can be expensive and time consuming. An adverse outcome resulting from any such proceeding, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare or regulatory debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations.

Our employees and independent contractors, including principal investigators, CROs, consultants and vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees and independent contractors, including principal investigators, CROs, consultants and vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the laws and regulations of the FDA and other similar regulatory requirements, including those laws that require the recording and reporting of true, complete and accurate information to such authorities, (ii) manufacturing standards, including cGMP requirements, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad or (iv) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory consequences or sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

Changes in U.S. tax law may materially adversely affect our financial condition, results of operations and cash flows.

On March 27, 2020, the CARES Act was signed into law to address the COVID-19 crisis. The CARES Act is an approximately $2 trillion emergency economic stimulus package that includes numerous U.S. federal income tax provisions, including the modification of: (i) net operating loss, or NOL, rules (as discussed below), (ii) the alternative minimum tax refund and (iii) business interest deduction limitations under Section 163(j) of the Internal Revenue Code of 1986, as amended, or the Code.

The Tax Act also significantly changed the U.S. federal income taxation of U.S. corporations. We continue to work with our tax advisors and auditors to determine the full impact the Tax Act and the CARES Act will have on us. We urge our investors to consult with their legal and tax advisors with respect to both the Tax Act and the CARES Act and the potential tax consequences of investing in our common stock.

Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with this offering or other ownership changes.

We have incurred substantial losses during our history, do not expect to become profitable in the near future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire (if at all). At December 31, 2020, we had federal and state NOL carryforwards of approximately $11.7 million and $3.7 million, respectively.

Under the Tax Act, federal NOL carryforwards generated in periods after December 31, 2017, may be carried forward indefinitely. Under the CARES Act, NOL carryforwards arising in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five tax years preceding the tax year of such loss. Because we had no taxable income in our tax year ended December 31, 2020, which was our third corporate tax year, we do not anticipate that such provision of the CARES Act will be relevant to us. The deductibility of federal NOL carryforwards, particularly for tax years beginning after December 31, 2020, may be limited. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In addition, our NOL carryforwards are subject to review and possible adjustment by the IRS, and state tax authorities. Under Section 382 of the Code, our federal NOL carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership of our company. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with this offering. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from this offering or other transactions, or any resulting limitations on our ability to utilize our NOL carryforwards and other tax attributes. If we earn taxable income, such limitations could result in increased future income tax liability to us and our future cash flows could be adversely affected. We have recorded a full valuation allowance related to our NOL carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our product candidates and other proprietary technologies we develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our product candidates and other proprietary technologies we may develop may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates and other proprietary technologies we may develop as well as our ability to operate without infringing upon the proprietary rights of others. We seek to protect our proprietary position, in part, by filing patent applications in the United States and abroad relating to our product candidates and other proprietary technologies we may develop. If we are unable to obtain or maintain patent protection with respect to our product candidates and other proprietary technologies we may develop, our business, financial condition, results of operations and prospects could be materially harmed.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our protection. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection against competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, CROs, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our pending patent applications, or that we were the first to file for patent protection of such inventions.

The patent position of biopharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our patent applications may not result in patents being issued which protect our product candidates and other proprietary technologies we may develop or which effectively prevent others from commercializing competitive technologies and products.

Moreover, the claim coverage in a patent application can be significantly reduced before the patent is granted. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Any patents issuing from our patent applications may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether our product candidates and other proprietary technology will be protectable or remain protected by valid and enforceable patents. Even if a patent is granted, our competitors or other third parties may be able to circumvent the patent by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects. In addition, given the amount of time required for the development, testing and regulatory review of our product candidates, patents protecting the product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, reexamination, post- grant and inter partes review, or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our product candidates and other proprietary technologies we may develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

We do not own or license any issued patents and substantive examination has not begun on any of our pending patent applications, which makes it is difficult to forecast the extent of any future patent rights.

We cannot be certain that the claims in our U.S. pending patent applications or corresponding international patent applications, or future patent applications in certain foreign territories, will be considered patentable by the USPTO. Patent claims are subject to revision during prosecution and pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, which will likely be several years from now, and then only to the extent the issued claims cover the third party’s technology. There can be no assurance that our patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology. At present, we have only filed U.S. provisional patent applications and international patent applications under the Patent Cooperation Treaty, or the PCT. None of our patent applications have entered substantive examination by a patent office, which makes it impossible at this time to gauge which art will be cited by examiners or the extent of any rejections we may receive. For example, examiners at a patent office may uncover prior art of which we were not previously aware, and if this cited prior art encompasses our claimed inventions, it may restrict patentability or prevent allowance of any pending patent claims. Furthermore, the patent prosecution process is expensive, time-consuming, and often a multi-year process. We and any future licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. Therefore, we cannot be certain that we will own any issued patents or develop a patent portfolio, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on our product candidates and other proprietary technologies we may develop in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. In India, unlike the United States, there is no link between regulatory approval for a drug and its patent status. In addition, some jurisdictions, such as Europe, Japan and China, may have a higher standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in U.S. and other jurisdictions.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Since March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of patents issuing from those patent applications, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, the scope of patentable subject matter under 35 U.S.C. 101 has evolved significantly over the past several years as the Court of Appeals for the Federal Circuit and the Supreme Court issued various opinions, and the USPTO modified its guidance for practitioners on multiple occasions. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our ability to protect and enforce our intellectual property in the future.

Issued patents relating to our product candidates and other proprietary technologies we may develop could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we initiated legal proceedings against a third party to enforce a patent relating to our product candidates and other proprietary technologies we may develop, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our patents in such a way that they no longer cover our product candidates and other proprietary technologies we may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates and other proprietary technologies we may develop. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents relating to our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidate we may develop, one or more of patents issuing from our U.S. patent applications may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term, or PTE, of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under Supplemental Protection Certificate, or SPC. If we encounter delays in our development efforts, including any clinical trials, the period of time during which we could market any future product candidates under patent protection would be reduced. Additionally, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents, or otherwise fail to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates and other proprietary technologies we may develop. Litigation may be necessary to defend against these and other claims challenging inventorship or our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates and other proprietary technologies we may develop. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our product candidates and other proprietary technologies we may develop, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. With respect to our development programs, we consider trade secrets and know-how to be one of our important sources of intellectual property, including our extensive knowledge of crystallography structure-based drug design. Trade secrets and know-how can be difficult to protect. In particular, the trade secrets and know-how in connection with our development programs and other proprietary technology we may develop may over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel with scientific positions in academic and industry.

We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, CROs, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may be subject to claims that third parties have an ownership interest in our trade secrets. For example, we may have disputes arise from conflicting obligations of our employees, consultants or others who are involved in developing our product candidate. Litigation may be necessary to defend against these and other claims challenging ownership of our trade secrets. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable trade secret rights, such as exclusive ownership of, or right to use, trade secrets that are important to our product candidates and other proprietary technologies we may develop. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees.

We may need to share our proprietary information, including trade secrets, with our current and future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in obtaining necessary rights to any product candidate we may develop through acquisitions and in-licenses.

We currently solely own intellectual property rights covering our product candidates. Other pharmaceutical companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses to such patents from such third-party intellectual property holders. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for our product candidates and other proprietary technologies we may develop. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees, consultants and advisors are currently or were previously employed at universities or other biopharmaceutical or biotechnology companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violations against us or our collaborators may prevent or delay the development and commercialization of our product candidates and other proprietary technologies we may develop.

Our commercial success depends in part on our ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biopharmaceutical and biotechnology industries, as well as administrative proceedings for challenging patents, including derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, as a result of the America Invests Act, procedures including inter partes review and post-grant review have been implemented. The America Invents Act adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are commercializing or plan to commercialize our product candidates and in which we are developing other proprietary technologies. As the biopharmaceutical and biotechnology industries expand and more patents are issued, the risk increases that our product candidates and commercializing activities may give rise to claims of infringement of the patent rights of others. We cannot assure you that our product candidates and other proprietary technologies we may develop will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our product candidates, might assert as infringed by us. It is also possible that patents owned by third parties of which we are aware, but which we do not believe we infringe or that we believe we have valid defenses to any claims of patent infringement, could be found to be infringed by us. It is not unusual that corresponding patents issued in different countries have different scopes of coverage, such that in one country a third-party patent does not pose a material risk, but in another country, the corresponding third-party patent may pose a material risk to our planned products. As such, we monitor third-party patents in the relevant pharmaceutical markets. In addition, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, there may be currently pending patent applications that may later result in issued patents that we may infringe.

In the event that any third party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by us. In this case, the holders of such patents may be able to block our ability to commercialize the infringing products or technologies unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize the infringing products or technologies or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

If we collaborate with third parties in the development of technology in the future, our collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to litigation or potential liability. Further, collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability. In the future, we may agree to indemnify our commercial collaborators against certain intellectual property infringement claims brought by third parties.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing the infringing products or technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing products or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our product candidate or technologies, which could harm our business significantly. Further, we cannot predict whether any required license would be available at all or whether it would be available on commercially reasonable terms. In the event that we could not obtain a license, we may be unable to further develop our product candidate and commercialize our product, if approved, which could harm our business significantly. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

Engaging in litigation defending against third parties alleging infringement of patent and other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may in the future pursue invalidity proceedings with respect to third-party patents. The outcome following legal assertions of invalidity is unpredictable. Even if resolved in our favor, these legal proceedings may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of these third parties may be able to sustain the costs of such proceedings more effectively than we can because of their greater financial resources. If we do not prevail in the patent proceedings the third parties may assert a claim of patent infringement directed at our product candidates.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Third parties, such as a competitor, may infringe, misappropriate, or otherwise violate our future issued patents and other intellectual property rights. In a patent infringement proceeding, a court may decide that a patent owned by us is invalid or unenforceable or may refuse to stop the other party from using the invention at issue on the grounds that the patent does not cover the technology in question or that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). In addition, our patent rights may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time consuming. An adverse result in any litigation proceeding could put our patent rights at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue any clinical trials, continue our internal research programs, in-license needed technology or other product candidates, or enter into development partnerships that would help us bring our product candidates to market. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we have proposed to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain name or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our product candidate or utilize similar technology but that are not covered by the claims of the patents that we may license or may own;

•	we might not have been the first to make the inventions covered by our current or future patent applications;

•	we might not have been the first to file patent applications covering our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our current or future patent applications will not lead to issued patents;

•	any patent issuing from our current or future patent applications may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•

we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

The growth of our business may depend in part on our ability to acquire, in-license or use third-party proprietary component and process rights. For example, our product candidates may require specific formulations to work effectively and efficiently, we may develop product candidates containing our compounds and pre-existing pharmaceutical compounds, or we may be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with our product candidates, any of which could require us to obtain rights to use intellectual property held by third parties. We plan to work with diagnostic companies to use liquid biopsy companion diagnostic tests to aid in identifying appropriate patients for the initial clinical trial. In addition, with respect to any patents we may co-own with third parties, we may require licenses to such co-owners interest to such patents. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, we may need to cease use of the compositions or methods covered by those third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on those intellectual property rights, which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we might sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than we do may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to develop or market. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of certain programs and our business financial condition, results of operations and prospects could suffer.

We, our collaborators and our service providers may be subject to a variety of privacy and data security laws and contractual obligations, which could increase compliance costs and our failure to comply with them could subject us to potentially significant fines or penalties and otherwise harm our business.

We may maintain a large quantity of sensitive information, including confidential business and patient health information in connection with our preclinical studies, and are subject to laws and regulations governing the privacy and security of such information. The global data protection landscape is rapidly evolving, and we may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we operate in foreign jurisdictions. These laws and regulations may be subject to differing interpretations, which adds to the complexity of processing personal data. Guidance on implementation and compliance practices are often updated or otherwise revised.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. By way of example, HIPAA imposes privacy and security requirements and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the

HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the FTC failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTCA, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. By way of example, the CCPA, which went into effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

In the European Union, in May 2018, a new privacy regime, the GDPR, took effect in the EEA. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of European persons. Among other things, the GDPR imposes new requirements regarding the security of personal data and notification of data processing obligations to the competent national data processing authorities, changes the lawful bases on which personal data can be processed, expands the definition of personal data and requires changes to informed consent practices, as well as more detailed notices for clinical trial subjects and investigators. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Moreover, the United Kingdom leaving the EU could also lead to further legislative and regulatory changes. It remains unclear how the United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the EU will be regulated, especially following the United Kingdom’s departure from the EU on January 31, 2020. However, the United Kingdom has transposed the GDPR into domestic law with the Data Protection Act 2018, which remains in force following the United Kingdom’s departure from the EU. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we fail to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations.

Risks Related to Our Common Stock and This Offering

There has been no public market for our common stock and an active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on the Nasdaq Global Market, or Nasdaq, an active trading market for our common stock may never develop or be sustained following this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiations and the negotiated price may not be indicative of the market price of our common stock after this offering. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for stock of biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

•	results of our preclinical studies and clinical trials, and the results of trials of our competitors or those of other companies in our market sector;

•	our ability to enroll patients in our future clinical trials;

•	marketing approval of our product candidates, or limitations to specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure of healthcare payment systems;

•	the success or failure of our efforts to develop, acquire or license additional product candidates;

•	innovations, clinical trial results, product approvals and other developments regarding our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	manufacturing, supply or distribution delays or shortages;

•	any changes to our relationship with any manufacturers, suppliers, collaborators or other strategic partners;

•	achievement of expected product sales and profitability;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the biopharmaceutical sector and issuance of securities analysts’ reports or recommendations;

•	trading volume of our common stock;

•	an inability to obtain additional funding;

•	sales of our stock by insiders and stockholders;

•	the impact of any natural disasters or public health emergencies, such as the COVID-19 pandemic;

•	general economic, industry and market conditions other events or factors, many of which are beyond our control;

•	expiration of market stand-off or lock-up agreements;

•	additions or departures of key personnel; and

•	intellectual property, product liability or other litigation against us.

In addition, in the past, stockholders have initiated class action lawsuits against biopharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $             per share, based upon the initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to significantly influence all matters submitted to stockholders for approval.

Following the completion of this offering, our executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately         % of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options). As a result, such persons, acting together, will have the ability to significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Based on shares of common stock outstanding as of March 31, 2021, upon the completion of this offering, we will have outstanding a total of              shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of these shares, only the              shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, unless they are purchased by one of our affiliates.

Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with limited exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of BofA Securities, Inc., Jefferies LLC and Cowen and Company, LLC. The underwriters may permit our officers, directors and other securityholders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements at any time in their sole discretion. See “Underwriting.” Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the lock-up agreements expire, up to an additional              shares of common stock will be eligible for sale in the public market, of which              shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act.

In addition, as of March 31, 2021,              shares of common stock that are subject to outstanding options under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of              shares of our outstanding common stock, or approximately         % of our total outstanding common stock based on shares outstanding as of March 31, 2021, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting and the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five- year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

General Risk Factors

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, CROs, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption. In addition, our corporate headquarters is located in Carlsbad, California near major earthquake faults and fire zones, and the ultimate impact on us of being located near major earthquake faults and fire zones and being consolidated in a certain geographical area is unknown. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2022. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If we or, if required, our independent registered public accounting firm are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could significantly reduce the value of our shares to a potential acquiror or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors, unless the board of directors grants such right to the stockholders, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the required approval of at least 66-2/3% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

•

the required approval of at least 66-2/3% of the shares entitled to vote to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

•

the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Our current amended and restated certificate of incorporation provides, and our amended and restated certificate of incorporation will provide, that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees or the underwriters or any offering giving rise to such claim.

Our current amended and restated certificate of incorporation provides, and our amended and restated certificate of incorporation that will be in effect immediately prior to the consummation of this offering will provide, that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees and result in increased costs for investors to bring a claim. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because biopharmaceutical and biotechnology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of our management’s attention and resources, which could harm our business.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical facts contained in this prospectus, including statements concerning our future results of operations and financial position, the timing and likelihood of success, plans and objectives of management for future operations, and business trends and other information contained in this prospectus are forward-looking statements, including statements about:

•	the timing, scope and likelihood of regulatory filings and approvals, including timing of INDs and final FDA approval of our current and future product candidates, including TYRA-300;

•	the ability of our preclinical studies and planned clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results;

•

the timing, progress and results of preclinical studies and planned clinical trials for our current product candidates and other product candidates we may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the studies or trials will become available, and our research and development programs;

•

our ability to obtain and maintain regulatory approval of our product candidates, including TYRA-300, in any of the indications for which we plan to develop them, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•	our ability to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our current and future product candidates, including TYRA-300;

•	our plans to research, develop and commercialize our current and future product candidates, including TYRA-300;

•

our ability to attract, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our current and future product candidates;

•	the size of the markets for our product candidates, and our ability to serve those markets;

•

our continued reliance on third parties to conduct additional preclinical studies and planned clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;

•	our ability to successfully commercialize our current and future product candidates, including TYRA-300;

•	the rate and degree of market acceptance of our current and future product candidates, including TYRA-300;

•	our ability to develop and maintain sales and marketing capabilities, whether alone or with potential future collaborators;

•	our estimates of the number of patients that we will enroll in our clinical trials;

•	regulatory developments in the United States and foreign countries;

•	the performance of our third-party suppliers and manufacturers;

•	the success of competing therapies that are or become available;

•	our ability to attract and retain key scientific or management personnel;

•	our use of the proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	our expectations regarding the impact of the COVID-19 pandemic on our business; and

•

our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” or “will” or the negative of these terms or other similar expressions intended to identify statements about the future. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. You should read the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements in this prospectus by these cautionary statements.

INDUSTRY AND OTHER DATA

Certain market, industry and competitive data included in this prospectus were obtained from our own internal estimates and research, as well as from publicly available information, reports of governmental agencies and academic and industry research, publications and surveys conducted by third parties. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and involve a number of assumptions and limitations. While we believe that the data we use from third parties are reliable, we have not separately verified this data. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ to fund the development of TYRA-300, including through ;

•	approximately $ to fund the development of our FGFR2 program, including through ;

•	approximately $ to fund the development of our FGFR3 program for achondroplasia, including through ; and

•	the remainder to fund the discovery and preclinical development of additional product candidates, as well as for headcount costs, working capital and other general corporate purposes.

We may also use a portion of the net proceeds to in-license, acquire, or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard.

Based on our planned use of the net proceeds from this offering and our current cash and cash equivalents, we estimate that such funds will enable us to fund our operating expenses and capital expenditure requirements through at least the next              months. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

This expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. Our existing cash as of the date of this prospectus, together with the estimated net proceeds from this offering, will not be sufficient to fund development of our product candidates through regulatory approval and commercialization, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the time and cost necessary to conduct our ongoing and planned preclinical studies and planned clinical trials, the results of such studies and trials, as well as any collaborations that we may enter into with third parties for our product candidates, and the amount of cash used in our operations and any unforeseen cash needs as well as other factors described in the section of this prospectus titled “Risk Factors”. We may find it necessary or advisable to use the net proceeds for other purposes. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term and intermediate-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 10,097,839 shares of common stock upon the completion of this offering and the related reclassification of the carrying value of the convertible preferred stock to permanent equity immediately prior to the completion of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth above is illustrative only and our cash and cash equivalents and capitalization following the completion of this offering will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data) (unaudited)
Cash and cash equivalents	$140,638	$	$

Stockholders’ (deficit) equity: Common stock, $0.0001 par value; 12,987,667 shares authorized, 1,510,292 shares issued and 848,960 shares outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Series A convertible preferred stock, $0.0001 par value; 6,223,046 shares authorized; 6,223,046 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	51,146
Series B convertible preferred stock, $0.0001 par value; 3,874,793 authorized; 3,874,793 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	106,128
Additional paid-in capital	764

Accumulated deficit	(18,286)

Total stockholders’ (deficit) equity	(17,522)

Total capitalization	$139,752	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase

(decrease) in the number of shares offered by us at the assumed initial public offering price per share of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering pro forma and pro forma as adjusted reflected in the table above excludes:

•	865,032 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under the 2020 Plan, with a weighted-average exercise price of $4.87 per share;

•	132,746 shares of common stock issuable upon the exercise of stock options granted after March 31, 2021 under our 2020 Plan, with a weighted-average exercise price of $24.34 per share;

•

             shares of common stock reserved for future issuance under the 2021 Plan, will become effective on the day prior to the public trading date of our common stock (including              shares of common stock reserved for future grant or issuance under our 2020 Plan as of March 31, 2021, which shares will be added to the shares reserved under the 2021 Plan upon its effectiveness); and

•

             shares of our common stock reserved for future issuance under the ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective in connection with the completion of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) was $(17.5) million as of March 31, 2021, or $(11.60) per share of our common stock, based on 1,510,292 shares of common stock outstanding as of such date, including 661,332 shares of unvested restricted common stock. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, which is not included in our stockholders deficit, divided by the total number of shares of common stock outstanding at March 31, 2021.

On a pro forma basis after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 10,097,839 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity immediately prior to the completion of this offering, and assuming this conversion had occurred on March 31, 2021, our pro forma net tangible book value as of March 31, 2021 would have been approximately $             million, or approximately $             per share of our common stock.

After giving further effect to the sale of              shares of our common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $             million, or approximately $             per share. This amount represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $             per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$

Historical net tangible book value (deficit) per share as of March 31, 2021	$(11.60)
Increase per share attributable to the automatic conversion of preferred stock upon the completion of this offering

Pro forma net tangible book value per share as of March 31, 2021
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $ , and dilution in pro forma net tangible book value per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as

adjusted net tangible book value per share after this offering by approximately $             and decrease the dilution to investors participating in this offering by approximately $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $             and increase the dilution to investors participating in this offering by approximately $             per share, assuming the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase up to additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $             per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $             per share and the dilution per share to new investors would be $             per share, in each case assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2021 the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	$100.0%		$

The information presented in the tables and discussions above is based on 1,510,292 shares of our common stock outstanding as of March 31, 2021, including 661,332 shares of unvested restricted common stock outstanding as of that date, gives effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 10,097,839 shares of our common stock immediately prior to the completion of this offering, and excludes:

•	865,032 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2021 under the 2020 Plan, with a weighted-average exercise price of $4.87 per share;

•	132,746 shares of common stock issuable upon the exercise of stock options granted after March 31, 2021 under our 2020 Plan, with a weighted-average exercise price of $24.34 per share;

•

             shares of common stock reserved for future issuance under the 2021 Plan, which will become effective on the day prior to the public trading date of our common stock (including              shares of common stock reserved for future grant or issuance under our 2020 Plan as of March 31, 2021, which shares will be added to the shares reserved under the 2021 plan upon its effectiveness); and

•

             shares of our common stock reserved for future issuance under the ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective in connection with the completion of this offering.

See Note 7 to our audited and unaudited financial statements included elsewhere in this prospectus for a discussion of our outstanding restricted common stock.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent any options are exercised, or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

We have elected to comply with Item 301 of Regulation S-K, as amended February 10, 2021, and are omitting this disclosure in reliance thereon.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives and expectations for our business. Our actual results and the timing of selected events could differ materially from those described in or implied by these forward-looking statements as a result of several factors, including those set forth in the section titled “Risk Factors.” Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a precision oncology company focused on developing purpose-built therapies to overcome tumor resistance and improve outcomes for patients with cancer. The widespread availability of approved targeted oncology treatments, such as kinase inhibitors, has transformed the cancer treatment landscape. Despite the therapeutic benefit that targeted oncology treatments have created for some patients, the response rate and duration of efficacy is often limited by acquired drug resistance and other shortcomings of existing therapies. We are using our proprietary SNÅP platform, which is optimized to enable rapid and precise refinement of structural design through iterative molecular SNÅPshots, in order to generate next-generation product candidates that are specifically designed to address acquired drug resistance and provide alternative treatment options. We are initially focused on developing a pipeline of selective inhibitors of the Fibroblast Growth Factor Receptor, or FGFR, family, which are altered in approximately 7% of all cancers. Our lead product candidate, TYRA-300, is designed to selectively inhibit FGFR3, with an initial focus on patients with bladder cancer. We anticipate filing an Investigational New Drug application, or IND, with the U.S. Food and Drug Administration, or the FDA, for TYRA-300 in                     . In addition, we have pipeline development programs targeting FGFR2-related cancers, FGFR3-related achondroplasia and REarranged during Transfection kinase, or RET, and FGFR4-related cancers.

We commenced our operations in 2018 and have devoted substantially all of our resources to organizing and staffing the company, business planning, raising capital, developing our proprietary SNÅP platform, undertaking research and development activities for our development programs, establishing our intellectual property portfolio, and providing general and administrative support for our operations. From our inception through March 31, 2021, we have raised aggregate gross proceeds of $157.2 million to fund our operations, comprised primarily from our private placements of our convertible preferred stock and issuance of Simple Agreement for Future Equity, or SAFEs. As of March 31, 2021, we had cash and cash equivalents of $140.6 million.

We have incurred significant operating losses since inception. Our net losses for the years ended December 31, 2019 and 2020 were $4.1 million and $9.3 million, respectively. Our net losses for the three months ended March 31, 2020 and 2021 were $1.5 million and $4.2 million, respectively. As of March 31, 2021, we had an accumulated deficit of $18.3 million. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical development activities, other research and development activities and capital expenditures. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future particularly if and as we conduct preclinical studies and planned clinical trials, continue our research and development activities, utilize third parties to manufacture our product candidates and related raw materials, hire additional personnel, expand and protect our intellectual property, and incur additional costs associated with being a public company.

Based on our current operating plan, we believe that our existing cash and cash equivalents, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital

expenditures through at least the next         months. We have never generated any revenue and do not expect to generate any revenues from product sales unless and until we successfully complete development of and obtain regulatory approval for our product candidates, which will not be for several years, if ever. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, we may not be able to raise additional funds or enter into such other arrangements when needed or on favorable terms, or at all. If we are unable to raise additional capital or enter into such arrangements when needed, we could be forced to delay, limit, reduce or terminate our research and development programs or future commercialization efforts, or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

The global COVID-19 pandemic continues to evolve, and we will continue to monitor the COVID-19 situation closely. The extent of the impact of the COVID-19 pandemic on our business, operations and development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the pandemic and its impact on our development activities, contract research organizations, or CROs, third-party manufacturers and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel.

Components of Results of Operations

Operating Expenses

Research and Development Expenses

To date, our research and development expenses consist primarily of external and internal costs related to the development of our SNÅP platform and our product candidates and development programs. Our research and development expenses primarily include:

•	external costs, including:

•	expenses incurred in connection with the discovery and preclinical development of our product candidates, including under agreements with third parties, such as consultants and CROs;

•	costs associated with consultants for chemistry, manufacturing and controls, or CMC development, and other services;

•	the cost of manufacturing compounds for use in our preclinical studies, including under agreements with third parties, such as consultants and third-party manufacturers;

•	internal costs, including:

•	employee-related expenses, including salaries, related benefits, travel and share-based compensation expenses for employees engaged in research and development functions;

•	the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study materials; and

•	facilities, depreciation and other expenses, which include allocated expenses for rent and maintenance of facilities, and supplies.

We expense research and development expenses in the periods in which they are incurred. External expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers or our estimate of the level of service that has been performed at each reporting date. We track external expenses on a development program and other program specific basis. However, we do not track internal costs on a program specific basis because these costs primarily relate to compensation, early research and consumable costs, which are deployed across multiple programs under development.

Research and development activities are central to our business model. There are numerous factors associated with the successful development of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. In addition, future regulatory factors beyond our control may impact our clinical development programs. Product candidates in later stages of development generally have higher development costs than those in earlier stages of development. As a result, we expect that our research and development expenses will increase substantially over the next several years as we advance our product candidates through preclinical studies into and through clinical trials, continue to discover and develop additional product candidates and expand our pipeline, maintain, expand, protect and enforce our intellectual property portfolio, and hire additional personnel.

Our future research and development expenses may vary significantly based on a wide variety of factors such as:

•	the number and scope, rate of progress, expense and results of our discovery and preclinical development activities and clinical trials;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the phase of development of the product candidate;

•	the efficacy and safety profile of the product candidate;

•	the timing, receipt, and terms of any approvals from applicable regulatory authorities including the FDA and non-U.S. regulators;

•	maintaining a continued acceptable safety profile of our product candidates following approval, if any;

•	the cost and timing of manufacturing our product candidates;

•	significant and changing government regulation and regulatory guidance;

•	the impact of any business interruptions to our operations or to those of the third parties with whom we work, particularly in light of the COVID-19 pandemic environment; and

•	the extent to which we establish additional strategic collaborations or other arrangements.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate.

The process of conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for our product candidates or any future candidates may be affected by a variety of factors. We may never succeed in achieving regulatory approval for any of our product candidates or any future candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related expenses, including employee salaries, bonuses, benefits, and stock-based compensation charges, for personnel in executive and administrative functions. Other significant general and administrative expenses include legal fees relating to intellectual property and corporate matters, professional fees for accounting, tax and consulting services and insurance costs. We expect our general and administrative expenses will increase for the foreseeable future to support our increased research and development activities, manufacturing activities, and the increased costs associated with operating as a public company. These increased costs will likely include increased expenses related to hiring of additional personnel, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission, or the SEC, requirements, director and officer insurance costs, and investor and public relations costs.

Change in Fair Value of SAFEs

We issued SAFEs in 2018 and 2019 for which we have elected to account for using the fair value option. We adjust the carrying value of our SAFEs to their estimated fair value at each reporting date, with any change in fair value of the SAFE recorded as an increase or decrease to change in fair value of simple agreement for future equity in our statement of operations and comprehensive loss.

Results of Operations

Comparison of the Three Months Ended March 31, 2020 and 2021

The following table summarizes our results of operations for the periods indicated (in thousands):

	Three Months Ended March 31,
	2020	2021	Change
	(unaudited)
Operating expenses:
Research and development	$993	$3,522	$2,529
General and administrative	463	689	226

Total operating expenses	1,456	4,211	2,755

Loss from operations	(1,456)	(4,211)	(2,755)
Other (expense) income:
Interest income	—	2	2
Change in fair value of simple agreement for future equity	(15)	—	15
Other expense	(3)	—	3

Total other (expense) income:	(18)	2	20

Net loss	$(1,474)	$(4,209)	$(2,735)

Research and Development Expenses

Research and development expenses were $1.0 million and $3.5 million for the three months ended March 31, 2020 and 2021, respectively. The increase of $2.5 million was primarily due to additional spend to support the advancement of our TYRA-300 and other development programs, including preclinical studies and chemistry. Further, we incurred $0.6 million higher personnel-related costs in the first three months ended 2021 as compared to 2020, as we expanded the number of research and development employees to support our programs.

The following table summarizes our research and development expenses by development program for the three months ended March 31, 2020 and 2021 (in thousands):

	Three Months Ended March 31,
	2020	2021
	(unaudited)
External research and development expense by program
TYRA-300	$492	$1,340
Other lead programs	43	1,054
Unallocated research and development expense
Other research and development	125	207
Compensation and stock-based compensation	333	921

Total research and development expense	$993	$3,522

General and Administrative Expenses

General and administrative expenses were $0.5 million and $0.7 million for the three months ended March 31, 2020 and 2021, respectively. The increase of $0.2 million was primarily due to an increase of

$0.2 million in professional services related to corporate and intellectual property legal fees, accounting and other consulting fees.

Comparison of the Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for the periods indicated (in thousands):

	Year Ended December 31,
	2019	2020	Change
Operating expenses:
Research and development	$1,790	$7,203	$5,413
General and administrative	1,332	2,094	762

Total operating expenses	3,122	9,297	6,175

Loss from operations	(3,122)	(9,297)	(6,175)
Other expense:
Interest expense	(1)	(1)	—
Change in fair value of SAFE commitments	(934)	(15)	919
Other expenses	(8)	(23)	(15)

Total other expense	(943)	(39)	904

Net loss and comprehensive loss	$(4,065)	$(9,336)	$(5,271)

Research and Development Expenses

Research and development expenses were $1.8 million and $7.2 million for the years ended December 31, 2019 and 2020, respectively. The increase of $5.4 million was primarily due to additional spend to support the advancement of our TYRA-300 and other development programs in 2020, including preclinical studies and chemistry. Further, we incurred $1.4 million higher personnel-related costs in 2020 as compared to 2019, as we expanded the number of research and development employees to support our programs, including an additional $0.1 million of non-cash stock-based compensation costs.

The following table summarizes our research and development expenses by development program for the years ended December 31, 2019 and 2020 (in thousands):

	Year Ended December 31,
	2019	2020
External research and development expense by program
TYRA-300	$—	$4,189
Other development programs	—	454
Unallocated research and development expense
Other research and development	1,236	642
Compensation and stock-based compensation	554	1,918

Total research and development expense	$1,790	$7,203

General and Administrative Expenses

General and administrative expenses were $1.3 million and $2.1 million for the years ended December 31, 2019 and 2020, respectively. The increase of $0.8 million was primarily due to increases of $0.4 million in personnel-related expenses, including $0.3 million in non-cash stock-based compensation costs, and $0.4 million in professional services related to accounting and recruiting services, and other consulting fees.

Change in Fair Value of Simple Agreement for Future Equity

Change in fair value of SAFE was $0.9 million and $15,000 for the years ended December 31, 2019 and 2020, respectively. The SAFEs were converted to Series A convertible preferred stock in January 2020.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We anticipate we will continue to incur significant operating losses for the foreseeable future as we continue to develop our current and future product candidates and may never become profitable. From our inception through March 31, 2021, we have raised aggregate gross proceeds of $157.2 million to fund our operations, comprised primarily from our private placements of our convertible preferred stock and issuance of SAFEs. As of March 31, 2021, we had cash and cash equivalents of $140.6 million and an accumulated deficit of $18.3 million.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Net cash used in operating activities	$(2,618)	$(7,763)	$(1,486)	$(4,771)
Net cash used in investing activities	(20)	(312)	(56)	(60)
Net cash provided by financing activities	157	23,434	23,328	130,245

Net cash increase (decrease) for the period	$(2,481)	$15,359	$21,786	$125,414

Operating Activities

We have incurred significant operating losses since inception. Net cash used in operating activities for the three months ended March 31, 2020 was $1.5 million, consisting primarily of our net loss of $1.5 million and $0.1 million for net changes in operating assets and liabilities, offset by $0.1 million of non-cash charges related primarily to stock-based compensation expense. The net change in operating assets and liabilities was primarily related to $0.2 million decrease in accounts payable and accrued liabilities, partially offset by $0.1 million decrease in prepaid assets.

Net cash used in operating activities for the three months ended March 31, 2021 was $4.8 million, consisting primarily of our net loss of $4.2 million, adjusted for $0.2 million of non-cash charges and $0.8 million for net changes in operating assets and liabilities. Noncash charges consisted primarily of $0.2 million of stock-based compensation expense. The net change in operating assets and liabilities was primarily related to $0.7 million decrease in accounts payable and accrued liabilities.

Net cash used in operating activities for the year ended December 31, 2019 was $2.6 million, consisting primarily of our net loss of $4.1 million, adjusted for $1.0 million of non-cash charges and $0.5 million for net changes in operating assets and liabilities. Noncash charges consisted primarily of $0.9 million related to the change in fair value of our SAFEs. The net change in operating assets and liabilities was primarily related to $0.5 million increase in accounts payable and accrued liabilities.

Net cash used in operating activities for the year ended December 31, 2020 was $7.8 million, consisting primarily of our net loss of $9.3 million, adjusted for $0.5 million of non-cash charges and $1.0 million for net changes in operating assets and liabilities. Noncash charges consisted primarily of $0.4 million of stock-based compensation expense. The net change in operating assets and liabilities was primarily related to $1.0 million increase in accounts payable and accrued liabilities.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2020 and 2021 was $0.1 million each, consisting of purchases of property and equipment.

Net cash used in investing activities for the year ended December 31, 2019 and 2020 was $20,000 and $0.3 million, respectively, consisting of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was $23.3 million for the three months ended March 31, 2020 and related to net proceeds of $23.3 million from the issuance of Series A convertible preferred stock. Net cash provided by financing activities was $130.2 million for the three months ended March 31, 2021, due to net proceeds of $23.5 million from the second closing of our Series A convertible preferred stock, $106.3 million in net proceeds from the issuance of our Series B convertible preferred stock, and $0.5 million from proceeds received from the exercise of stock options, partially offset by $0.1 million payment for deferred offering costs.

Net cash provided by financing activities was $0.2 million for the year ended December 31, 2019, primarily due to proceeds for the issuance of our SAFEs. Net cash provided by financing activities was $23.4 million for the year ended December 31, 2020, primarily due to net proceeds of $23.3 million received from the issuance of our Series A convertible preferred stock, and $0.1 million from proceeds received from the exercise of stock options.

Future Funding Requirements

Based on our current operating plan, we believe that our existing cash and cash equivalents, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated operating expenses and capital expenditures through at least the next                    months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of conducting preclinical studies and testing product candidates in clinical trials is costly, and the timing of progress and expenses in these studies and trials is uncertain.

Our future capital requirements will depend on many factors, including:

•

the initiation, type, number, scope, results, costs and timing of, our ongoing and planned preclinical studies and clinical trials of existing product candidates or clinical trials of other potential product candidates we may choose to pursue in the future, including based on feedback received from regulatory authorities;

•	the costs and timing of manufacturing for current or future product candidates, including commercial scale manufacturing if any product candidate is approved;

•	the costs, timing and outcome of regulatory review of current or future product candidates;

•	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;

•	the costs associated with hiring additional personnel and consultants as our business grows, including additional executive officers and clinical development personnel;

•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

•	the timing and amount of the milestone or other payments we must make to any future licensors;

•	the costs and timing of establishing or securing sales and marketing capabilities if any current or future product candidate is approved;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;

•	costs associated with any products or technologies that we may in-license or acquire; and

•	delays or issues with any of the above, including the risk of each of which may be exacerbated by the ongoing COVID-19 pandemic.

Until such time, if ever, as we can generate substantial product revenues to support our cost structure, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Contractual Obligations and Commitments

In November 2018, we entered into an operating lease agreement for corporate office space in Carlsbad, California. As of March 31, 2021, the remaining lease payments are approximately $0.1 million, with a lease expiration of November 2021.

In August 2020, we entered into a lease agreement for corporate office and laboratory space in Carlsbad, California. The lease commenced in the second quarter of 2021 and projected lease payments over the life of the lease are expected to be $1.5 million, with a lease expiration of 60 months from lease commencement as defined in the lease agreement. We have the option to renew the lease for two additional thirty-six-month periods.

We enter into contracts in the normal course of business for contract research services, professional services and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not separately presented.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies, Significant Judgments, and Use of Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements included elsewhere in this prospectus, we believe the following accounting policies and estimates to be most critical to the preparation of our financial statements.

Accrued Research and Development Expense

We are required to estimate our expenses resulting from obligations under contracts with vendors, and consultants, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect research and development expenses in our financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the preclinical study, as measured by the timing of various aspects of the study or related activities. We determine accrual estimates through review of the underlying contracts along with preparation of financial models taking into account discussions with research and other key personnel as to the progress of studies, or other services being conducted. During the course of a study, we adjust our rate of expense recognition if actual results differ from our estimates.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Fair Value of SAFEs

Our SAFEs were accounted for at fair value and revalued at each reporting period with changes in the fair value of the liabilities recorded as a component of other expense in the statements of operations and comprehensive loss. There are significant judgments and estimates inherent in the determination of the fair value of the liability. If we had made different assumptions including, among others, those related to the timing and probability of various financing scenarios, discount rates, volatilities and exit valuations, the carrying values of our SAFEs, and our net loss and net loss per share of common stock could have been significantly different. Our SAFEs converted to shares of our Series A convertible preferred stock on January 6, 2020 and therefore no longer require fair value accounting.

Stock-Based Compensation

We recognize stock-based compensation expense for all stock-based awards made to employees and consultants based on estimated grant date fair values. We use the straight-line method to allocate compensation costs over the requisite service period. We estimate the fair value of stock options at the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the fair value of common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield, which are described in greater detail below. We recognize actual forfeitures by reducing the stock-based compensation expense in the same period as the forfeiture occurs.

See Note 7 to our financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option-pricing model to determine the estimated fair value of stock options granted.

Stock-based compensation expense was $0 and $0.4 million during the years ended December 31, 2019 and 2020, respectively, and $0.1 million and $0.2 million for the three months ended March 31, 2020 and 2021, respectively. As of March 31, 2021, there was $3.6 million of total unrecognized stock-based compensation expense related to outstanding employee and nonemployee options which we expect to recognize over a weighted-average period of 3.9 years.

The intrinsic value of all outstanding options as of March 31, 2021 was $                million based on an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover of this prospectus, of which approximately $                million was related to vested options and approximately $                million was related to unvested options.

Determination of Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering contemporaneous independent third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant, including: the prices at which we sold shares of our convertible preferred stock to outside investors in arms-length transactions, and the superior rights, preferences and privileges of the preferred stock relative to the common stock at the time of each grant; the progress of the our company’s research and development programs, including their stages of development, and the our company’s business strategy; external market and other conditions affecting the biotechnology industry, and trends within the biotechnology industry; the our company’s financial position, including cash on hand, and our historical and forecasted performance and operating results; the lack of an active public market for the our company’s common stock; the likelihood of achieving a liquidity event for the our company’s securityholders, such as an initial public offering or a sale of the company, taking into consideration prevailing market conditions; the hiring of key personnel and the experience of management; and the analysis of initial public offerings and the market performance of peer companies in the biopharmaceutical industry, as well as completed mergers and acquisitions of peer companies. These independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid). The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise using a market approach, which estimates the fair value of a company by including an estimation of the value of the business based on guideline public companies under a number of different scenarios.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

•

Option Pricing Method, or OPM. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options. This method is appropriate to use when the range of possible future outcomes is so difficult to predict that estimates would be highly speculative, and dissolution or liquidation is not imminent.

•

Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

•	Hybrid Method. The hybrid method is a PWERM where the equity value in one or more scenarios is calculated using an OPM.

Based on our early stage of development, the difficulty in predicting the range of specific outcomes (and their likelihood) and other relevant factors, we determined that an OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuation dates prior to March 2021. For valuations performed after this date, we used the Hybrid Method which takes into account a PWERM or OPM depending on the scenario. In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share of common stock could have been significantly different.

Following the completion of this offering, our board of directors will determine the fair value of our common stock based on its closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Recently Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our cash and cash equivalents consist of cash in readily available checking accounts and money market funds. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes.

Foreign Currency Exchange Risk

Our expenses are generally denominated in U.S. dollars. However, we have entered into a limited number of contracts with vendors for research and development services that are denominated in foreign currencies. We are subject to foreign currency transaction gains or losses on our contracts denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not had a formal hedging program with respect to foreign currency. A hypothetical 10% increase or decrease in exchange rates during any of the periods presented would not have had a material impact on our financial results.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation has had a material effect on our financial results during the periods presented.

Emerging Growth Company and Smaller Reporting Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date on which we (i) are no longer an emerging growth company and (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation and other matters.

BUSINESS

Overview

We are a precision oncology company focused on developing purpose-built therapies to overcome tumor resistance and improve outcomes for patients with cancer. The widespread availability of approved targeted oncology treatments, such as kinase inhibitors, has transformed the cancer treatment landscape. Despite the therapeutic benefit that targeted oncology treatments have created for some patients, the response rate and duration of efficacy is often limited by acquired drug resistance and other shortcomings of existing therapies. We are using our proprietary SNÅP platform, which is optimized to enable rapid and precise refinement of structural design through iterative molecular SNÅPshots, in order to generate next-generation product candidates that are specifically designed to address acquired drug resistance and provide alternative treatment options. We are initially focused on developing a pipeline of selective inhibitors of the Fibroblast Growth Factor Receptor, or FGFR, family, which are altered in approximately 7% of all cancers. Our lead product candidate, TYRA-300, is designed to selectively inhibit FGFR3, with an initial focus on patients with bladder cancer. We anticipate filing an Investigational New Drug application, or IND, with the U.S. Food and Drug Administration, or the FDA, for TYRA-300 in                     . In addition, we have pipeline development programs targeting FGFR2-related cancers, FGFR3-related achondroplasia and REarranged during Transfection kinase, or RET, and FGFR4-related cancers.

Our SNÅP platform

We developed our proprietary SNÅP platform to efficiently identify and selectively target vulnerabilities in the mutant proteins where genetic alterations have eliminated or reduced the effectiveness of targeted therapies. Through the rapid generation of precise molecular SNÅPshots, we continually gain deeper insights into the structure of inhibitor binding sites and how commonly occurring genetic alterations lead to acquired drug resistance to existing therapies. Leveraging these insights, we aim to predict the genetic alterations most likely to cause resistance to specific existing therapies and develop compound candidates with innovative structures that are designed to inhibit the target while avoiding those mutations. Through this process, we identify product candidates that may have the potency and selectivity to, if approved, be used as important treatment options to address critical unmet needs.

Our SNÅP platform is driven by our ability to rapidly and concurrently generate iterative data from the following three key pillars.

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Protein crystallography. We have developed proprietary protein crystallography techniques that enable us to determine the co-crystal structures of newly synthesized compounds in target proteins in as little as three days. This enables weekly generation of detailed structural insights on the precise interactions and conformational changes that occur when our potential product candidates bind to a particular target, creating opportunities to further refine the structural design.

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Cell-based assays. We assess inhibitor potency directly in in vitro target-specific anti-proliferation assays, in addition to enzymatic assays, to enable us to simultaneously understand target potency and cell penetration as well as target-specific cell killing. Our process allows us to generate data on newly synthesized compounds in as little as two days.

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In vivo models. Our direct structural insights and in vitro datasets are complemented by in vivo pharmacologic data generated through in-house animal models that provide us with bioavailability, pharmacokinetic data and anti-tumor activity in as little as five days.

SNÅP platform

Together, these three pillars of our platform provide a molecular SNÅPshot for our compound candidates. At this time, we are able to generate a molecular SNÅPshot for a compound candidate within one week. We believe that a sharp focus on efficiently generating these three key empirical datasets for compound candidates enables us to balance speed with the robust identification of pivotal insights to rapidly and precisely iterate on the design of our novel molecular structures.

Our Programs

Below is an overview of our programs.

Our FGFR3 Program—TYRA-300

We are developing our lead product candidate, TYRA-300, a selective inhibitor of FGFR3, initially for the treatment of muscle invasive bladder cancer, or MIBC. One common mechanism of acquired drug resistance in kinases such as FGFR3 is the emergence of gatekeeper mutations. For example, the V555M and V555L gatekeeper mutations have been shown to block access to a portion of the binding pocket accessed by first generation FGFR compounds, such as Balversa® (erdafitinib), the only currently FDA approved FGFR3 inhibitor for MIBC, as well as infigratinib, a non-selective FGFR inhibitor in late-stage clinical development. Because we believe the gatekeeper mutation represents a key limitation to efficacy and durability of the therapeutic effect of first generation FGFR compounds, we have designed TYRA-300 to avoid interactions with the gatekeeper region of the inhibitor binding site. In cell-based assays and preclinical xenograft models, we observed that TYRA-300 had similar inhibition against both the wild-type and the gatekeeper mutations.

In addition to addressing the gatekeeper resistance mutations, we have designed TYRA-300 to be more selective for FGFR3 over FGFR1 to minimize off-target side effects, providing potential clinical advantages over less selective first generation compounds. For example, inhibition of FGFR1 is associated with a well-characterized adverse event, hyperphosphatemia, an electrolyte disorder characterized by an elevated level of phosphate in the blood, which is commonly observed in patients treated with these inhibitors, limiting their dosing.

We have designed TYRA-300 to be more selective for FGFR3 over FGFR1 in order to potentially reduce the need for dose modifications or interruptions due to hyperphosphatemia, which we believe will result in increased efficacy and improved clinical outcomes for patients with MIBC. We believe TYRA-300 has the potential to address additional indications such as non-muscle invasive bladder cancer, or NMIBC, as well as other FGFR3-driven indications demonstrating resistance to existing therapies or for which such therapies result in dose-limiting adverse events, such as hyperphosphatemia.

Our FGFR2 Program

Our second program is focused on the inhibition of FGFR2, initially for the treatment of intrahepatic cholangiocarcinoma, or ICC, a cancer of the biliary ducts. Acquired resistance mutations, such as gatekeeper and molecular brake mutations, have been observed in patients treated with Pemazyre® (pemigatinib) and TRUSELIQ® (infigratinib), the two FDA approved FGFR inhibitors for ICC, and in other late stage clinical inhibitors, such as futibatinib. We are developing an inhibitor with the potential to address key resistance mutations, which we believe is necessary to address the problem of polyclonal resistance. We plan to nominate a product candidate in             .

Our Achondroplasia, RET and FGFR4 Programs

Our pipeline also includes development programs targeting FGFR3-related achondroplasia as well as RET and FGFR4-related cancers. These programs are currently in early lead optimization stage. Our achondroplasia program is aimed at developing a potential treatment for pediatric patients, benefiting from our structural insights into the FGFR3 selectivity we have observed with TYRA-300. This genetic disorder is caused by a mutation in the FGFR3 gene. Our RET and FGFR4 programs are focused on overcoming acquired drug resistance mutations that are clinically observed to arise in response to marketed or clinical-stage drugs in RET- and FGFR4-related cancers.

Our Leadership Team and Investors

We are led by a team with extensive experience in drug discovery and development, with a particular focus on small molecule drug development. Todd Harris, Ph.D., our co-founder and Chief Executive Officer, previously founded and served as Chief Executive Officer of Sienna Labs. Daniel Bensen, our co-founder and Chief Operating Officer, is a structural biologist and protein chemist with over 20 years of experience, most recently at Cidara Therapeutics and Trius Therapeutics. Robert Hudkins, Ph.D., our Chief Technical Officer, has over 34 years of oncology and neuroscience medicinal chemistry experience, including 26 years at Cephalon and Teva, where he was an inventor and team leader advancing new chemical entities into clinical development. Ronald Swanson, Ph.D., our Chief Scientific Officer, has over 25 years of biotechnology and pharmaceutical experience, most recently at Janssen. Hiroomi Tada, M.D., Ph.D., our Chief Medical Officer, was a clinical lead for the development of a portfolio of therapies at Incyte, GlaxoSmithKline and AstraZeneca. Our Chief Development Officer, Piyush Patel, Ph.D., with nearly three decades of experience, previously served as Chief Scientific Officer at CinRx and led drug formulation, clinical manufacturing and process development at Cephalon and Teva.

To date, we have raised $157.2 million from leading investors in the life sciences industry. Investors with 5% or greater ownership are Alta Partners, Boxer Capital of Tavistock Group, Canaan, Nextech Invest and RA Capital.

Our Strategy

At Tyra, we do not accept that cancer patients with acquired drug resistance should be left with the devastating reality of limited or no treatment options. Our vision is to become a leading precision medicine company utilizing our unique approach to designing and developing purpose-built therapies to overcome acquired drug resistance in tumors and provide treatment options to these patients who have limited or no options. Key elements of our strategy to achieve our vision are as follows.

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Advance product candidates for acquired drug resistance mutations in FGFR3 and FGFR2 through clinical development and regulatory approval. We are developing our next-generation precision oncology programs with a goal of overcoming the tumor alterations in FGFR3 and FGFR2-driven cancers that result in resistance and reduction of therapeutic effect of first generation FGFR treatments. We are initially developing product candidates for patients with MIBC and ICC who have developed resistance to FGFR inhibitors. We believe this differentiation will enable us to expand into multiple cohorts of FGFR2/3-driven cancer including patients naïve to FGFR inhibitors, tumor agnostic populations, as well as patients with other tumors driven by FGFR2/3 alterations. We anticipate filing an IND for our lead product candidate TYRA-300 in             .

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Harness the strength of our SNÅP platform to rapidly develop additional next-generation precision therapies. We believe our SNÅP platform has disrupted the conventional process used to discover differentiated product candidates, resulting in what we believe is a significantly condensed time frame. Leveraging our SNÅP platform, we have rapidly developed an expanding pipeline of product candidates since our founding in August 2018. Although our initial focus has been on a specific set of drug targets, our SNÅP platform can be extended to multiple gene families and therapeutic areas. We plan to leverage our SNÅP platform to expand our pipeline with additional oncology and non-oncology indications where there is high unmet need, with an initial focus on our three discovery stage programs in FGFR3-related achondroplasia and RET- and FGFR4-related cancers.

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Leverage the recent advances in the precision oncology landscape to potentially expedite our product candidates’ development. There have been multiple recent accelerated approvals by the FDA of targeted therapies on the basis of compelling clinical outcomes from single-arm dose expansion cohort clinical trials. Recent accelerated approvals have been conditionally granted in as little as three years from initial clinical testing. Although the exact clinical development and regulatory path for our product candidates has not been defined, subject to consultation with the FDA, we intend to leverage the precedent pathways used by recently approved precision oncology drugs to inform our clinical and regulatory decisions and pathway to potentially seek expedited regulatory approval, if we are successful in the clinical development, of one or more of our product candidates. However, we have not filed an IND for any of our product candidates, nor have we applied for accelerated approval by the FDA, and as a result, there can be no assurance that an accelerated pathway will be available for us or that it will lead to a faster development process or a faster regulatory review. While an accelerated pathway may potentially expedite development or the approval process, it does not change the FDA’s standards of approval or increase the likelihood that a product candidate will receive approval. In addition, advances in next-generation genomic sequencing continue to help physicians and their patients identify the mutations responsible for their cancer. We believe this may assist us in identifying and enrolling patients, thereby allowing us to accelerate the development timeline of our product candidates.

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Maximize the value of our product candidates across multiple therapeutic areas through accelerated development and potential partnerships. We believe that our ability to generate product candidates with improved selectivity for the target of interest enables the possibility of designing and developing product candidates for indications outside of oncology. Specifically, we believe we can apply our SNÅP platform to targets, such as FGFR3, that have data validating their role in the pathogenesis of diseases, including achondroplasia and other skeletal diseases. We currently retain worldwide rights to all of our product candidates. We will consider entering into compound, target or geographic specific strategic partnerships on an opportunistic basis, especially for programs outside of oncology, if we believe that such a partnership can accelerate the development and/or maximize the market potential of a product candidate.

Background

Protein kinase inhibitors in cancer and the challenge posed by acquired drug resistance

Receptor tyrosine kinases, or RTKs, are a family of proteins that respond to external growth factors affecting cell proliferation. In cancer, RTKs can be constitutively activated though gain-of-function mutations or gene rearrangements, driving tumor growth. Protein kinase inhibitors are a class of targeted therapies that can effectively block protein kinase signaling and cause tumor regression. These targeted therapies have delivered profound therapeutic benefits in the treatment of cancer. As of 2020, there were 55 FDA-approved protein kinase inhibitors for the treatment of cancer, targeting about two dozen different protein kinases. Despite the success of these drugs, they have been susceptible to acquired drug resistance and reduction of effect, leaving patients with limited or no treatment options. In particular, these current or first generation kinase inhibitors lose potency in response to mutations that prevent the drug from binding to the target protein, allowing the kinase to continue to function resulting in continued tumor growth. This mutation, and resulting loss of potency from these kinase inhibitors, results in the patient’s cancer becoming refractory to treatment and the patient regressing.

Overview of RTK activating mutations and acquired drug resistance mutations

Development of acquired drug resistance to kinase inhibitors is common among protein kinases. Acquired on-target resistance has emerged in nearly every validated target, including FGFR, RET, epidermal growth factor receptor, or EGFR, anaplastic lymphoma kinase, or ALK, KIT, neurotrophic tropomyosin receptor kinase, or NTRK, ROS1 and mesenchymal epithelial transition factor, or MET. These key resistance mutations can be generally grouped into four classes:

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Gatekeeper. Mutations such as BCL-ABL T315I and EGFR T790M are known as gatekeeper mutations because they are found at a key location at the entrance to a hydrophobic pocket in the back of the adenosine triphosphate, or ATP, binding site that many kinase inhibitors access to increase potency and obtain specificity.

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Molecular brake. Activating mutations in the kinase domain of RTKs are associated with the development of many forms of cancer. A number of these mutations cluster in a hinge region of the kinase structure, resulting in kinase activation by disengaging a highly conserved region referred to as a molecular brake.

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Cys mutant. Irreversible kinase inhibitors, such as TAGRISSO® (osimertinib), typically covalently attach to cysteine residues in the kinase active site. EGFR C797S and corresponding mutations in cysteine residues of other kinases prevent binding and block the activity of these inhibitors.

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Solvent front. Certain kinase inhibitors obtain their specificity by interacting with amino acid residues located at the opening of the ATP binding site to solvent. Mutations in these residues that lead to drug resistance are referred to as solvent front mutations.

The rapid rise of mutations that enable tumors to become resistant to previous generations of kinase inhibitors poses a challenge to drug developers, one that we believe will demand innovation for a long time to come.

Commercial success of next-generation kinase inhibitors

Osimertinib is an example of how a next-generation kinase inhibitor can not only overcome the limitations of acquired drug resistance to first generation therapies, but also demonstrate broader applicability across different lines of therapies. While first generation epidermal growth factor receptor, or EGFR, inhibitors, such as IRESSA® (gefitinib) and Tarceva® (erlotinib), led to significant improvements in tolerability compared to standard of care chemotherapy, on average, tumor responses last only six to twelve months before disease progression. About 50% of treated patients developed drug resistance due to a gatekeeper mutation at T790M. Osimertinib’s ability to overcome this key gatekeeper mutation, which limited the duration of efficacy of first generation EGFR inhibitors has contributed to osimertinib realizing sales of double the amount of the peak sales achieved by the two first generation inhibitors in 2013. In addition to its ability to overcome the gatekeeper mutation, osimertinib also displayed higher mutant selectivity and other performance enhancements resulting in greater tolerability, safety and efficacy. When used earlier in treatment, osimertinib nearly doubled progression-free survival compared to gefitinib or erlotinib with a better overall safety profile.

Illustration of osimertinib overcoming gatekeeper mutations

FGFR gene alterations and cancer

The FGFR family consists of four highly conserved RTKs, FGFR1-4. These receptors regulate a variety of cellular functions, including proliferation, differentiation and survival. Genomic alterations in FGFR family members occur in approximately 7% of all human cancers, representing about 126,000 new cases a year. These genomic alterations, many of which lead to increased FGFR activity, have been found in cancers throughout the body, as shown in the figure below. The highest FGFR alteration frequencies are seen in urothelial cancer, ICC, endometrial cancer, lung cancers, breast cancer and cervical cancer.

Alterations in FGFR are found in cancers throughout the body

Three FGFR targeted therapies have been approved by the FDA: erdafitinib for locally advanced or metastatic urothelial carcinoma, or bladder cancer, and pemigatinib and infigratinib for FGFR2-fusion positive ICC. These inhibitors have demonstrated clinical benefit, however response rates and duration of response are limited. While patients may initially respond to FGFR targeted therapies, many develop acquired drug resistance, ultimately resulting in disease progression and discontinuation of therapy. Decreased activity of erdafitinib and pemigatinib due to resistance mutations that alter their ability to bind to the active site, such as gatekeeper mutations, has been observed. Gatekeeper mutations have also been seen in patients in a clinical trial treated with infigratinib while acquired-resistance molecular brake mutations have been seen in patients in clinical trials of both pemigatinib and infigratinib.

Our Approach and Solution

Our SNÅP platform

We developed our proprietary SNÅP platform to efficiently identify and selectively target vulnerabilities in the mutant proteins where genetic alterations have eliminated or reduced the effectiveness of current targeted therapies. Our SNÅP platform is driven by our ability to rapidly and concurrently generate iterative data from three key pillars. Rapid generation of crystallographic data, use of custom cell-based assays and in vivo models comprise the three pillars of our platform. We leverage our platform to identify and develop product candidates that may have the potency and selectivity to address the liabilities that acquired drug resistance has created for other therapies. Collectively, our efforts to optimize and integrate these three pillars in parallel have enabled us to condense our design cycles and more quickly develop high quality, differentiated product candidates.

Rapid generation of crystallographic data

We have streamlined the use of protein crystallography for visualizing the interaction of our potential product candidates with binding pockets of protein kinases. Through our proprietary methods, we can rapidly induce crystal formation and enhance crystal durability. Together, this reduces the time required to generate new crystal structures. We routinely generate co-crystal structures on newly synthesized compounds in as little as three days, a pace that allows us to continually refresh and, we believe, improve our insights into the features and structures that enable us to discover compounds that are potent and selective inhibitors of our targets. In the last year alone, we generated over 120 crystal structures. The rapid and iterative nature of our proprietary approach also allows us to address known mutations and potentially avoid future mutations.

While conventional discovery approaches prioritize computational simulations based on a small number of structures or structural models, we believe the ability to generate a large amount of empirical data obtained from many protein crystal structures is more informative and allows us to better design our product candidates. We are able to sustain rapid crystallography throughput, enabling the generation of graphical images of protein structures with and without bound inhibitors that, when combined with enzyme, cell and in vivo assays, comprise molecular SNÅPshots. These structures show the exact binding conformation of small molecules to our protein targets as well as the variations in protein structure that they induce at a resolution down to a single tenth of an angstrom (Å). We iterate rapidly between the wet lab and the crystallography lab and believe that the resulting datasets provide us with robust empirical data more quickly relative to conventional approaches as we seek innovative compounds that can potentially overcome acquired drug resistance seen with other kinase inhibitors.

We capture variations in ligand-protein interactions by generating molecular SNÅPshots of many ligands

This figure shows several structures of the same protein, which has been co-crystallized with different inhibitors. Certain regions of the protein, shown as dark gray loops, assume different conformations in the presence of different ligands. The plasticity of the protein revealed by these structures informs our drug design.

Custom cell-based assays

Determining the potency, selectively and cytotoxicity of our compounds early through custom cell-based assays allows us to rapidly evaluate, design and optimize our potential product candidates. The cell-based assays we use are a combination of cell lines derived from naturally occurring tumors and treatment-resistant tumors as well as engineered cell lines in which specific kinases or kinase mutations are introduced to create panels of isogenic cells. By providing direct evidence of cell penetration and target engagement, we believe these assays yield more meaningful information about the potential of our compounds compared to the artificial system of purified proteins used in standard enzymological screens. While we also assess the potency and selectivity of our compounds using enzyme assays, these assays primarily serve to provide concordance to the validity of our cell-based assays. As a result, these cellular systems are our primary screening tools to progress our potential product candidates. We are able to run newly synthesized compounds through these cell-based assays in as little as two days, helping to drive a rapid, iterative drug design cycle.

In vivo models

The ability to rapidly assess the potential of our compounds through in vivo models to determine their pharmacokinetic/pharmacodynamic parameters in addition to their target-specific antitumor activity is paramount. We establish and validate the majority of our models in-house, which allows us to rapidly test new compounds and to collect actionable data in as little as five days. We feed this information back into our design cycle, allowing us to condense the traditional drug discovery timeline, prior to commencing clinical development.

A tight compound design, synthesis and testing loop

Our philosophy is to execute activities such as obtaining crystal structures, assaying for cellular activity and generating in vivo data not as a set of sequential steps, but rather in concurrence in order to save time. Whereas more traditional drug discovery efforts may rely upon the availability of crystallographic and in vivo model data at monthly intervals, we strive to generate this data on a weekly basis. We do not wait to determine if a compound passes a potency test in a cell-based assay before evaluating it in other assays, with the explicit understanding that there is key knowledge to be gained from compounds that are not as potent as expected.

Our synchronized and compressed data generation cycle time allows us to accelerate drug discovery by allowing the execution of more drug design cycles in a fixed amount of time

Our ever-growing understanding of protein and inhibitor interactions, deepened by the crystal structures we continue to generate, provides insights that we leverage in product candidate engineering. We combine these potency and selectivity predictions with metabolic stability, bioavailability and pharmacokinetics data to design small molecules with the chemical properties required to become potential product candidates. In a single weekly drug discovery cycle, we profile newly synthesized compounds as follows.

1)	Generating a crystal structure with a target protein in as little as three days.

2)	Evaluating activity in ‘on-target’ and ‘off-target’ cell-based assays in as little as two days.

3)	Measuring tumor growth inhibition, or TGI, of newly synthesized compounds in as little as five days.

Taken together, the high-resolution structural data and preclinical experiments inform new chemistry designs that are rapidly synthesized for evaluation in our next weekly drug discovery cycle. This process, enabled by trade-secrets and proprietary engineered assays, comprises our SNÅP platform. Our highly experienced team of medicinal chemists efficiently utilizes our platform to rapidly synthesize compounds designed to further optimize potency and selectivity, among other properties, while avoiding interactions with mutations which are known to induce drug resistance to other kinase inhibitors.

SNÅP platform

Targeted Oncology

Targeted oncology therapies approved by the FDA in the past three years have received their initial approvals in as little as three years after their first-in-human dosing began. FDA guidance notes that the agency has at times accepted data from single-arm clinical trials as substantial evidence for accelerated approvals of oncology therapies. Based on these precedents, subject to consultation with the FDA, we believe that our product candidates may be eligible for accelerated approval by the FDA should they demonstrate appropriate safety and efficacy in our clinical trials. However, we have not filed an IND for any of our product candidates, nor have we applied for accelerated approval by the FDA, and as a result, there can be no assurance that an accelerated pathway will be available for us or that it will lead to a faster development process or a faster regulatory review. While an accelerated pathway may potentially expedite development or the approval process, it does not change the FDA’s standards of approval or increase the likelihood that a product candidate will receive approval.

Approval of targeted oncology therapies in the past three years has been granted in as little as three years from initial testing in the clinic

Our FGFR3 Program—TYRA-300 Program

We are developing TYRA-300, a selective inhibitor of FGFR3, for the treatment of FGFR3-driven cancers initially for patients with bladder cancer who are resistant to FGFR therapies. Resistance to approved and investigational FGFR inhibitors has been shown to arise due to mutations in the gatekeeper region of FGFR3. We have designed TYRA-300 to avoid this region of FGFR3 and, in preclinical models to date, TYRA-300 has demonstrated similar potency against both wild-type and resistant FGFR3 targets. We believe this differentiation will enable us to expand into multiple cohorts of FGFR3-driven cancer including patients naïve to FGFR therapy, tumor agnostic populations, as well as patients with high-risk NMIBC. Although no head-to-head clinical trials have been conducted, we believe the use of comparative in vitro and in vivo data from pre-clinical studies provides meaningful insight into the potential for our product candidates to improve on certain characteristics of approved and investigational FGFR inhibitors, and helps inform potential future clinical development of our product candidates. We anticipate filing an IND for TYRA-300 with the FDA in             .

Market Opportunity

Bladder cancer disease background

Bladder cancer is the most common malignancy involving the genitourinary system. Patients with bladder cancer classically present with painless blood in the urine. However, because this symptom is similar to those of benign disorders, such as urinary tract infections, cystitis, prostatitis and the passage of kidney stones, diagnosis of bladder cancer can take time as these other, more common, conditions are ruled out. Delays in diagnosis can lead to worsened outcomes due to the presence of more advanced stage disease by the time a diagnosis of bladder cancer is made.

An estimated 83,730 new cases of bladder cancer and 17,200 deaths are projected for 2021 in the United States. Globally, bladder cancer accounted for approximately 550,000 cases and 200,000 deaths in 2018. Bladder cancer is classified into two broad categories: NMIBC where the cancer is restricted to surface lining of the bladder; and MIBC, which is a cancer that has grown deeper into the bladder wall and has a higher potential to spread beyond the bladder. Approximately 30% of newly diagnosed cases of bladder cancer are MIBC. Of the remaining 70% of new diagnoses of bladder cancer that are NMIBC cases, an estimated 10 to 15% progress to MIBC. Whereas the five-year survival for early stage NMIBC is 96%, it falls to 6.4% for metastatic MIBC.

FGFR3 is a protein receptor expressed on the cell surface that stimulates cellular proliferation upon binding of fibroblast growth factor. Uncontrolled activation of FGFR3 has been implicated in the oncogenesis of multiple solid tumor types. The incidence of activating FGFR3 mutations in bladder cancer has been estimated to be as high as 75% in NMIBCs and up to 20% of MIBC making FGFR3 an attractive target for development.

Limitations of current therapies

Standard of care and current limitations for the treatment of locally advanced or metastatic MIBC

Patients suffering from locally advanced or metastatic MIBC have limited treatment options and there continues to be a high unmet need. These options come with significant toxicities, lack of durable response and potential diminished quality of life. The initial standard treatment for patients is typically platinum-based chemotherapy with cisplatin (or carboplatin) in combination with gemcitabine. Unfortunately, the median overall survival for patients treated with chemotherapy is only 12.7 months. Following chemotherapy, patients may receive immunotherapies, such as BAVENCIO® (avelumab) as maintenance therapy or KEYTRUDA® (pembrolizumab) after progression on chemotherapy. Responses to immunotherapy are limited and overall survival for immunotherapy is 10.4 months on average. Alternatively, patients may also receive other chemotherapies, such as Taxotere® (docetaxel), Taxol® (paclitaxel), or Javlor® (vinflunine) alone, however overall survival is typically no greater than 7 to 9 months in select patients. Recent Phase 3 data demonstrated that the antibody-drug conjugate PADCEV® (enfortumab vendotin) improved overall survival to 12.8 months compared to chemotherapy following disease progression after initial chemotherapy and immunotherapy. The relativity low overall survival data comes with significant toxicities and we believe highlights the unmet need for therapies with greater efficacy and tolerability.

Standard of care and current limitations for the treatment of localized MIBC

Patients suffering from localized MIBC are potentially curable with surgery, which may include trans-urethral resection, or TURBT, partial cystectomy (partial removal of the bladder), or radical cystectomy (complete removal of the bladder and nearby lymph nodes) depending on the stage of the tumor. For those who are not physically able or willing to undergo surgery, localized radiation to the bladder is an option, but local recurrence rates are high, survival rates are no better than surgery, and few contemporary randomized studies have been performed comparing radiation and surgery in the same population of patients. TURBT and partial cystectomy are reserved for highly selected patients with earlier stage tumors, often combined with neoadjuvant chemoradiotherapy for those who are willing and able to tolerate such aggressive therapy. Despite these strict criteria, recurrence rates are high as high as 60% in some series. For the majority of patients who can have surgery, complete removal of the bladder and lymph nodes remains the only potentially curative treatment option. However, despite such a life altering operation, recurrence of metastatic disease is estimated to be 50%, highlighting the need for adjuvant therapies that can decrease the risk of recurrence. There are no currently approved therapies for the adjuvant treatment of patients following surgery for bladder cancer, though a number of immunotherapies are being studied in this setting. We believe that effective therapies that can reduce the rate of recurrence following surgery remains a high unmet need.

Standard of care and current limitations for the treatment of NMIBC

NMIBC comprises the largest population of bladder cancer patients, representing 70-75% of cases diagnosed annually in the United States. Initial evaluation consists of local resection to confirm the diagnosis and establish the grade and stage of the tumor. The majority of cases are low grade lesions confined to the lining of the bladder. However, a significant proportion are considered high risk for recurrence. Treatment of NMIBC is directed at reducing recurrences and preventing progression to a more advanced stage. For low grade lesions, local resection with or without adjuvant Bacillus Calmette-Guerin, or BCG, and close follow up are usually successful in curing the disease, whereas high risk lesions should be treated with either adjuvant BCG or radical cystectomy. Recurrence overall for NMIBC is 30-70%, but for high risk patients, 5-year recurrence rates are as high as 80%, with progression to muscle invasive disease in up to 50% of patients. An additional 10-15% will recur with metastatic disease. Following recurrence of NMIBC, few bladder-sparing options are available to prevent future recurrences and disease progression. For those with NMIBC that recur following BCG and are unable or refuse surgery may be treated with pembrolizumab, which was approved based on a complete response rate of 41% and a median duration of response of 16.2 months, highlighting the need for the majority of patients for additional treatment options.

FGFR Inhibitors

Patients with genetic alterations in FGFR3 can be treated with FGFR inhibitors. Currently, the only FDA approved FGFR inhibitor for locally advanced or metastatic MIBC is erdafitinib, which received accelerated approval in the United States in 2019. In clinical trials, erdafitinib demonstrated a 32.2% overall response rate and a median duration of response of 5.4 months. We believe one of the key limitations to erdafitinib’s duration of response is the emergence of mutations like the gatekeeper mutation. In addition, this mutation may impact the efficacy of other first generation FGFR inhibitors such as infigratinib, pemigatinib and futibatinib. In a study of infigratinib and other FGFR inhibitors, the mutation that has been described in patients is the valine to methionine gatekeeper mutation at the position of FGFR3, which results in a significant shift in potency of all of the first generation FGFR inhibitors. Once patients progress due to acquired drug resistance, there are very few options available, representing a significant unmet need in this patient population.

FGFR gatekeeper mutations block binding, resulting in a loss of potency in first generation FGFR inhibitors such as erdafitinib

Erdafitinib is a pan-FGFR inhibitor and due to its lack of selectivity there may be toxicities associated with the inhibition of FGFR receptors 1, 2 and 4. FGFR1 is expressed in kidney cells where it regulates phosphate and calcium reabsorption, and inhibition of FGFR1 results in hyperphosphatemia. Hyperphosphatemia was the dose-limiting toxicity and was reported in over 70% of patients in a clinical trial of erdafitinib. Hyperphosphatemia and other toxicities contributed to interruptions in 68% of patients and dose reductions in 53% of patients. We believe this is a key limitation of erdafitinib’s efficacy. A similarly high rate of FGFR-related toxicities has been reported in clinical trials of other non-isoform selective FGFR inhibitors including pemigatinib, infigratinib and futibatinib.

Approximately 60-80% of NMIBC has been shown to carry FGFR3 gene alterations, the majority of which are activating point mutations. There are currently no approved therapies for FGFR3-driven NMIBC patients who have recurred following adjuvant BCG therapy. FGFR inhibitors have the potential to be highly efficacious in NMIBC, as demonstrated by three complete responses in four clinical trial patients with NMIBC treated with infigratinib. However, toxicities associated with this pan-FGFR inhibitor in that trial resulted in poor tolerability and limited treatment duration, and the trial was terminated early. We believe a highly specific FGFR3-directed inhibitor, with minimal effects from other FGFR-related toxicities, could be highly efficacious and represents an attractive future market opportunity for our product candidate.

We believe the limitations of current standard of care therapies, as well as the liabilities of first generation FGFR inhibitors, necessitates a solution that can address this unmet need and improve patient outcomes.

Our solution, TYRA-300

In preclinical models to date, TYRA-300 has demonstrated potency against the gatekeeper mutation and selectivity for FGFR3. Although no head-to-head clinical studies have been conducted, we believe that these pre-clinical studies assist with the characterization of our product candidates and inform future clinical development.

Potent inhibition of FGFR3 mutants including gatekeeper mutations

We utilized our SNÅP platform to design TYRA-300 to avoid any interactions with the gatekeeper region of FGFR3, which most other FGFR kinases rely on for potency. In a bladder cancer xenograft model, we observed that we could obtain FGFR3 potency roughly equivalent to that of erdafitinib, by targeting other parts of the kinase active site. Although no head-to-head clinical studies have been conducted, this design strategy provides what we believe is a key advantage in that FGFR3 proteins containing gatekeeper mutations, such as V555M, were inhibited by TYRA-300 with very similar potency to wild-type FGFR3. Other FGFR inhibitors were at least 30-fold less potent versus FGFR3 V555M.

TYRA-300 retained potency against multiple potential acquired drug resistance mutations in FGFR3

TYRA-300 retained potency in a V555M CRISPR mutated RT112/84 immortalized cancer cell line

The ability of TYRA-300 to maintain potency against the V555M gatekeeper mutation, as observed in in vitro assays conducted to date, was tested in a preclinical xenograft model containing an FGFR3 fusion, as seen in the figure below. TYRA-300, at a dose of 12.5 mg/kg twice daily, led to significant inhibition of tumor growth in this model. We also observed inhibition of tumor growth by erdafitinib at a dose of 12.5 mg/kg twice daily in this model. We engineered a gatekeeper mutation into the cell line used for this model. We observed 77% inhibition of tumor growth by TYRA-300 in xenografts using the cell line containing the gatekeeper mutation, while we observed 12% tumor growth inhibition in the gatekeeper xenograft treated with erdafitinib.

TYRA-300 tumor growth inhibition was maintained in the presence of the FGFR3 V555M gatekeeper mutation in a RT-112/84 xenograft model

Anti-tumor activity of TYRA-300 (95% TGI, upper left) and erdafitinib (73% TGI, lower left) dosed twice daily, or BID, by oral administration in the FGFR3::TACC3 fusion activating RT-112/84 bladder cancer xenograft model in Balb/c nude mice. Data points represent mean tumor volume (n=8 per group on left, n=6 per group on right) and error bars represent standard error of the mean. To test the effect of the gatekeeper mutation on tumor growth inhibition, we introduced the V555M mutation into the FGFR3::TACC3 fusion gene in the RT-112/84 cell line using CRISPR. Anti-tumor activity in this isogenic gatekeeper containing model was evaluated using TYRA-300 (77% TGI, upper right) and erdafitinib (12% TGI, lower right) dosed BID by oral administration.

High selectivity for FGFR3

Designing inhibitors that bind to the ATP-binding site and can selectively differentiate between FGFR3 and FGFR1 is challenging due to the near-identical amino acid sequence in this site. We utilized the differentiated approach of our SNÅP platform to generate compounds, including TYRA-300, that capitalize on subtle conformational differences between FGFR3 and FGFR1 to obtain approximately ten-fold selectivity for FGFR3 versus FGFR1. In comparison, other FGFR inhibitors that are approved or in clinical development such as erdafitinib, pemigatinib, futibatinib and infigratinib, have demonstrated low or no selectivity for FGFR3. The high FGFR3-specificity that we observed to date for our potential product candidates for FGFR3 also extended to the broader family of protein kinases, where we showed that very few kinases were inhibited by our potential product candidates. Although we have not conducted any head-to-head clinical studies, we believe that TYRA-300’s relative selectivity for FGFR3 observed in pre-clinical studies may address dose limiting toxicities of the first generation compounds, enabling higher dosing and potentially better efficacy.

TYRA-300 was highly selective for FGFR3 over other FGFR isoforms in a Ba/F3 cell-based assay

Beyond selectivity for FGFR3 relative to FGFR1, FGFR2 and FGFR4, TYRA-300 avoided off-target inhibition of other kinases when profiled in a scanMAXSM (KINOMEscan) screen.

TYRA-300 was highly selective for FGFR3 over other protein kinases

In vivo activity of TYRA-300

In a xenograft model using a bladder cancer-derived cell line, treatment with TYRA-300 led to tumor regression at a dose of 12.5 mg/kg delivered twice a day, as seen in the figure below. Treatment with erdafitinib also resulted in tumor volume reduction at the same dose in this model. Because the human dosing of erdafitinib is limited by hyperphosphatemia we measured the plasma phosphate levels in male Sprague Dawley rats 24 hours after dosing. Plasma phosphate levels in TYRA-300 treated rats were not substantially elevated at 10 mg/kg, 30 mg/kg, or 60 mg/kg doses, unlike the erdafitinib doses, as seen in the figure below. We believe TYRA-300 may be able to sustain higher doses without inducing hyperphosphatemia.

TYRA-300 tumor growth inhibition in a UMUC-14 xenograft model

Anti-tumor activity of TYRA-300 (upper) and erdafitinib (lower) dosed BID by oral administration in the FGFR3 S249C activating mutant UM-UC-14 bladder cancer xenograft model in Balb/c nude mice. Percent tumor growth inhibition, or %TGI, in these experiments was 96% for TYRA-300 and 88% for erdafitinib, relative to their respective vehicles. Data points represent mean tumor volume (n=6 per group) and error bars represent standard error of the mean.

TYRA-300 did not elevate phosphate relative to erdafitinib

Effect of a single oral dose (10, 30 or 60 mg/kg) of TYRA-300 or erdafitinib on plasma phosphate levels 24 hours after dosing in male Sprague Dawley rats. Each data point represents the plasma phosphate measurement from the pooled sample of all 4 rats per dose group. Plasma phosphate levels were observed to be lower in the TYRA-300 treated groups than in the erdafitinib treated groups.

Clinical Development plans for TYRA-300

We plan to file an IND with the FDA for TYRA-300, followed by initiation of a Phase 1/2 clinical trial. We anticipate that the Phase 1 portion of the trial will be designed as an accelerated dose escalation in any advanced solid tumor refractory to existing therapies, including dose expansion cohorts of patients with FGFR3-positive cancers. We expect the primary objectives of the Phase 1 portion of the trial to be an evaluation of the safety and tolerability of TYRA-300 and a determination of the recommended Phase 2 dose, or RP2D. In addition, we plan to characterize the pharmacokinetic/pharmacodynamic relationship for TYRA-300 as well as conduct early validation of a liquid biopsy companion diagnostic test to assist us in identifying appropriate patients for our product candidates.

We are designing the Phase 2 portion of our trial to be consistent with the well-established precedent of clinical trials of approved targeted therapies. If the data from any or all of these predefined patient populations are sufficient to support marketing authorization, we expect to seek feedback from the FDA in order to evaluate our ability to pursue and receive accelerated approval in the United States. We have not had any initial feedback from the FDA relating to our plans to pursue accelerated approval in the United States, and there can be no assurance that after our evaluation of the feedback and other factors, we will decide to pursue accelerated approval or any other form of expedited development, review or approval. We initially plan to evaluate TYRA-300 in the following three populations of FGFR3-positive tumors.

•	Metastatic MIBC (mUC) patients who have received an FGFR inhibitor previously and have developed resistance to that inhibitor due to an FGFR3 mutation, such as the gatekeeper V555M.

•

Metastatic MIBC (mUC) patients who have not yet received an FGFR inhibitor where we believe a reduction in toxicities and side effects, as well as the avoidance of the selection for the V555M gatekeeper mutations, have the potential to lead to improved tolerability, higher dosing and increasing the duration of responses.

•	Any solid tumors containing known activating FGFR3 gene alterations.

If TYRA-300 is well-tolerated, we plan to evaluate additional patient populations as adjuvant therapy for localized MIBC following surgery and in recurrent NMIBC following BCG therapy, where reduction in side effects are a significant consideration for treatment choice and patient adherence.

We plan to select a diagnostic company to use a liquid biopsy companion diagnostic test to aid in identifying appropriate patients for this clinical trial.

Potential indications for TYRA-300

FGFR3 mutations in initial patient populations include S249C, R248C, Y373C, G370C = resistant to gatekeeper. FGFR3 mutations in follow-on patient populations that are naïve to FGFR therapy include S249C, R248C, Y373C, G370C and FGFR3-TACC3 fusions.

Our FGFR2 inhibitor discovery program

We are currently evaluating several small molecule inhibitors of FGFR2 for the treatment of FGFR2-dependent cancers, initially for patients with ICC who are resistant to FGFR therapies. Similar to therapies designed for the treatment of FGFR3-driven cancers, resistance to both approved and investigational FGFR inhibitors have been shown to arise due to mutations in FGFR2. We have designed our small molecule inhibitors of FGFR2 to be active against multiple acquired resistant mutations that arise during treatment with other FGFR2 inhibitors. Although no head-to-head clinical trials have been conducted, we believe the use of comparative in vitro data from pre-clinical studies provides meaningful insight into the potential for our product candidates to improve on certain characteristics of approved and investigational FGFR inhibitors, and helps inform potential future clinical development of our product candidates. We plan to file an IND for a nominated product candidate in             .

ICC disease background

ICC is a form of cancer that originates in the bile ducts, which are a series of thin vessels that transport bile from liver cells to the small intestine. Diagnosis of ICC is often difficult as it is not associated with any specific symptoms other than dull abdominal pain, weight loss and elevated liver enzymes. ICC is a rare tumor, accounting for only 3% of worldwide gastrointestinal malignancies, with an incidence in the United States estimated to be 0.95 cases per 100,000. However, the incidence of this disease has risen in the past 30 years. The median overall survival for all patients diagnosed with ICC is reported to be 16.1 months. The median overall survival for patients diagnosed with late-stage disease is less than one year.

FGFR2 is a protein receptor present on the cell surface that promotes cellular proliferation and transformation upon binding of fibroblast growth factor. Similar to FGFR3, activating mutations and fusions of FGFR2 have been implicated in the tumorigenesis of multiple solid tumor types. Approximately 15-20% of patients with ICC have genetic alterations in FGFR2, which are primarily gene fusions and activating mutations.

Standard of care and current limitations for the treatment of ICC

Currently, surgical recession is the only curative option available to ICC patients. However, only approximately one-third of patients are eligible for surgery at diagnosis. The remaining patient population with unresectable tumors are typically treated with chemotherapies. The recommended frontline regimen is a combination of gemcitabine and cisplatin, which offers a median overall survival benefit of 11.7 months. Upon disease progression, patients with actionable mutations, such as FGFR2 alterations, are eligible to receive targeted therapies.

FGFR inhibitors

Patients with genetic alternations in FGFR2 are eligible to be treated with pemigatinib, an FGFR inhibitor that received accelerated approval in the United States in 2020 for treatment following chemotherapy. In the Phase 2 clinical trial of pemigatinib for the treatment of ICC, the overall response rate with was 36% with a median duration of response of 9.1 months. We believe a critical unmet need for patients with FGFR2 fusion or FGFR2-altered ICC is balancing the potency for the wild type and the numerous on-target resistance mutations that emerge in patients treated with pemigatinib and current clinical stage drug candidates. The most frequently occurring acquired drug resistance mutations are active site mutations such as the gatekeeper and amino acids comprising the molecular brake. These mutations, as well as allosteric gain-of-function mutations, have been observed clinically to confer resistance to pemigatinib and additional late stage FGFR inhibitors. We believe maintaining potency against these mutations as well as wild-type FGFR2 could potentially improve efficacy and duration of response.

Acquired drug resistance is common in patients with ICC treated with FGFR inhibitors

Our solution

We are currently evaluating several small molecule inhibitors of FGFR2 designed to be active against multiple acquired resistant mutations that arise during treatment with other FGFR inhibitors. In preclinical models conducted to date, our compounds demonstrate similar potency in FGFR2-driven Ba/F3 cells to erdafitinib, pemigatinib, futibatinib or infigratinib, while reducing or eliminating the decrease in potency observed with N550K molecular brake and V565F gatekeeper resistance mutations.

Our FGFR2 inhibitors retained potency against multiple potential acquired resistance mutations in FGFR2

Tumor growth inhibition in SNU-16 and AN3CA xenograft models

Anti-tumor activity of pemigatinib (1 mg/kg once daily, or QD, oral dosing, n=6, upper left) was evident in the SNU-16 stomach carcinoma-derived xenograft model in Balb/c nude mice. SNU-16 cells contained an FGFR2 amplification. Pemigatinib at 1 mg/kg QD oral dosing (n=4) was not observed to be active in the AN3CA model (lower left). On the right panel, antitumor activity of the TYRA compounds (10 mg/kg BID oral dosing, n=4 per group) was evident in the uterine derived AN3CA xenograft model in Balb/c nude mice. AN3CA cells contained the N550K molecular brake mutation in FGFR2. Data points represent mean tumor volume and error bars represent standard error of the mean.

Development plans for our FGFR2 inhibitor

Following product candidate nomination and anticipated IND submission in             , we plan to pursue a clinical development strategy similar to that of TYRA-300. We anticipate initially developing an FGFR2 inhibitor in patients with ICC who have developed drug resistance mutations from existing FGFR therapies, including the V565 gatekeeper or N550 molecular brake mutations. We believe there is potential for an FGFR2 inhibitor beyond this initial patient population, including in FGFR-treatment naïve patients with ICC, breast cancer and other tumor types with fusions of FGFR2. Beyond these patients, we intend to assess the efficacy of an FGFR2 inhibitor in other patient populations with activating gene alterations in FGFR2, such as uterine/endometrial and breast cancers.

Potential indications for our FGFR2 inhibitor

Opportunity for a second non-oncology FGFR3 selective inhibitor

Beyond oncology, FGFR3 is implicated in many other diseases, including achondroplasia, due to its role in regulating bone and cartilage formation. We believe that there is an opportunity to develop a second FGFR3 selective inhibitor for the treatment of long-term complications associated with achondroplasia.

Achondroplasia background

Achondroplasia, the most common form of dwarfism, is a disorder of bone that prevents proper cartilage growth and development, resulting in incomplete growth of the long bones in the arms and legs, malformation of the spine and chest and characteristic facial features. It occurs in approximately 1 in 15,000 to 40,000 newborns worldwide, and it is estimated that there are approximately 250,000 affected individuals worldwide. Achondroplasia can cause health complications such as restriction of breathing, obesity, recurrent ear infections and exaggerated inward curve of the spine as well as more serious problems that result from a narrowing of the spinal canal in infants at the base of the skull.

FGFR3 is normally expressed in chondrocytes (cartilage cells) in growth plates where it plays a role in bone growth. In achondroplasia, mutations cause FGFR3 to be overactive, resulting in deficiencies in bone formation, primarily in long bones, causing these bones to be shorter than normal. Because the mutation in FGFR3 is an activating mutation, the presence of a single copy of a mutated gene results in increased activity and achondroplasia. Approximately 80% of cases of achondroplasia arise through spontaneous mutation of FGFR3.

Unmet need in achondroplasia

There are currently no effective treatments that directly address the cause of achondroplasia. Individuals may undergo surgery to correct spine or bone abnormalities and to reduce the pressure inside the brain in cases of hydrocephaly. A more direct approach to addressing the short stature in achondroplasia is limb lengthening surgery. In this type of surgery, rods are inserted into the long bones and used to stretch the limbs. These surgeries are typically performed in younger patients who are still undergoing active bone growth. However, these therapies have both a high financial and social cost, as well as potential for complications associated with any orthopedic procedures.

Opportunity for FGFR3 inhibitor

We believe that an oral, highly selective inhibitor of mutant FGFR3 may address long-term complications in affected individuals, including spinal stenosis, scoliosis and respiratory problems, alleviating the need for multiple painful surgeries and improving quality of life for this patient population.

Our RET and FGFR4 inhibitor discovery programs

RET and FGFR4 are both RTKs that perform important cell-signaling functions and are susceptible to oncogenic genetic alterations. Both RET and FGFR4 can lead to malignancies across multiple tumor types. In certain RET-driven tumors, Retevmo™ (selpercatinib) and Gavreto® (pralsetinib) are both approved by the FDA, however, drug resistant mutations have emerged. For FGFR4-driven tumors, there are no currently approved therapies. Acquired drug resistance due to tumor mutation has been observed in current clinical stage drug candidates. This acquired drug resistance can limit drug durability, creating unmet need. We intend to utilize our SNÅP platform to develop product candidates that can potentially overcome drug resistant mutations and potentially improve patient outcomes.

Prevalence of RET alterations in cancer

RET is an RTK that is essential for neuronal and embryonic development. Activating genetic alterations such as gene fusions and point mutations in RET are oncogenic. In non-small cell lung cancer, or NSCLC, and papillary thyroid carcinoma, or PTC, RET gene fusions lead to constitutive activation and oncogenesis. In NSCLC, 1 to 2% of patients who are negative for mutations or rearrangements in other common oncogenic drivers such as EGFR, HER, ERBB2, BRAF, KRAS and ALK, have RET fusions. In PTC, the most common form of thyroid cancer, an estimated 35% of cases in North America and up to 65% of cases in other geographies are associated with RET fusions. In sporadic medullary thyroid carcinoma, or MTC, approximately half of patients have activating mutations in RET, whereas in familial cancer syndromes, such as MEN2B, germline RET mutations at M918T predispose carriers to MTC.

Limitations of current RET inhibitors

The first FDA approved therapies for RET-driven tumors were Caprelsa® (vandetanib) and Cabometyx® (cabozantinib), both of which are multi-kinase inhibitors approved for MTC that has progressed on standard therapy or is symptomatic and in need of treatment. Selpercatinib and pralsetinib are highly specific next-generation RET inhibitors that have received accelerated approval in patients with RET-dependent tumors including NSCLC, PTC and MTC.

Both vandetanib and cabozantinib were approved in MTC without a restriction to the RET-mutated population. For patients with MTC with activating RET mutations treated with these therapies, secondary resistance mutations at the gatekeeper position V804 arise during treatment and can be identified at the time of disease progression. Selpercatinib and pralsetinib address a key liability of the first generation multi-kinase inhibitors at V804. In metastatic RET-fusion positive patients with NSCLC that had previously failed platinum-based chemotherapy, selpercatinib treatment led to a 62% response rate with a median duration of response of 17.5 months. In patients with treatment-naïve NSCLC, the overall response rate was 85%. An overall response rate of approximately 70% was observed in RET-mutant MTC regardless of whether patients had previously failed on other kinase inhibitor therapies. Roughly similar efficacy was observed in clinical trials with pralsetinib. Both selpercatinib and pralsetinib received accelerated approval in the United States in 2020.

Although selpercatinib and pralsetinib were only recently approved and therefore do not have a long history of use, the emergence of acquired drug resistance mutations has already been observed at the G810 solvent front. Based on the observed history with other targeted therapies in molecularly defined subgroups, we believe the use of these drugs will likely lead to additional resistance liabilities over time.

Our RET Program

We are planning to develop a RET-specific inhibitor that is insensitive to the V804 gatekeeper and the G810 solvent front mutations. Our drug discovery efforts are driven by our ability to gain molecular-level detail and insights from internally derived co-crystal structures of selpercatinib, pralsetinib and other inhibitors bound to RTKs. Recent publications have shown that these inhibitors have liabilities at the gatekeeper, the solvent front, or other parts of the ATP-binding pocket. Our focus is to develop RET inhibitors that address as many of these key liabilities, an approach which we believe will allow our product candidates to demonstrate antitumor activity in patients who progress on current-generation RET inhibitors.

Our initial development plans for our RET inhibitor product candidate will focus on patients who fail previous treatment with a RET inhibitor due to acquired mutations in V804 or G810. We anticipate that our RET inhibitor will also have potential for antitumor activity in patients with RET treatment-naïve containing RET fusions or RET activating mutations.

Potential patient populations for our RET inhibitor

Role of FGFR4 in cancer

FGFR4 regulates bile acid synthesis and hepatocyte proliferation in the liver in response to fibroblast growth factor 19, or FGF19. Amplification of the gene encoding FGF19 has been implicated in activation of FGFR4 through autocrine signaling and may represent a biomarker that identifies a subpopulation of hepatocellular carcinoma, or HCC, that may be susceptible to FGFR4 inhibition. FGFR4 gene alterations such as activating point mutations and fusions have been identified in rare populations such as pediatric rhabdomyosarcoma and a variety of other solid tumors.

There are currently no approved therapies for FGFR4-driven cancers. Fisogatinib is an FGFR4 inhibitor in clinical development. A Phase 1 clinical trial with fisogatinib obtained tumor regression in patients with HCC with aberrant FGF19 expression, indicating that FGFR4 may be an important driver of disease in select patients. Results from this trial led to the identification of FGFR4 mutations associated with acquired drug resistance. These mutations included V550 gatekeeper mutations and C552 mutations, both of which were found to cause a loss of fisogatinib potency of more than 1,000-fold.

Our FGFR4 Program

Our FGFR4 drug discovery efforts are driven by our deep structural understanding of the FGFR family including over 40 co-crystal structures of FGFR4 itself. We are planning to develop an FGFR4-specific inhibitor that is insensitive to the V550 gatekeeper and the C552 mutations. We anticipate that our product candidate will also have potential for antitumor activity in patients with spontaneous FGFR4 activating mutations at the gatekeeper (V550) and molecular brake (N553), as well as in rare FGFR4 fusions.

Initial development plans for our FGFR4 inhibitor will focus on patients with FGF19-amplified HCC, activating point mutations in pediatric rhabdomyosarcoma, and other rare populations with FGFR4 fusions and activating mutations.

Potential patient populations for our FGFR4 inhibitor

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, the expertise of our team, and our development experience and scientific knowledge provide us with competitive advantages, we face increasing competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Many of our competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors.

Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer or more effective, have fewer or less severe side effects, and are more convenient or less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we can, which could result in our competitors establishing a strong market position before we are able to enter the market or could otherwise make our development more complicated. We believe the key competitive factors affecting the success of all of our programs are likely to be efficacy, including duration of human response and breadth of coverage, safety and patient convenience.

There are numerous companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. These treatments consist of small molecule drug products, biologics, cell-based therapies, and traditional chemotherapy. There are three currently approved pan-FGFR inhibitors in the U.S.: Incyte Corporation’s Pemazyre (pemigatinib) and QED Therapeutics’ Truseltiq (infigratinib), each approved for FGFR2 gene rearrangements in cholangiocarcinoma; and Janssen Biotech, Inc.’s Balversa (erdafitinib), approved in specific FGFR3 and FGFR2 gene alterations in urothelial cancer. Both Incyte (NCT03656536) and QED (NCT03773302) are conducting global Phase 3 confirmatory studies in treatment-naïve metastatic ICC, and Janssen is conducting a global Phase 3 confirmatory study in metastatic urothelial cancer in subjects who have received 1 or 2 prior therapies (NCT03390504).

In addition to the confirmatory study in ICC, pemigatinib is being studied in NMIBC (NCT03914794); as adjuvant therapy following surgery for bladder cancer (NCT04294277); in tumor agnostic cancer populations

(NCT04003623, NCT03822117); in combination with chemotherapy in ICC (NCT04088188); and in combination with immunotherapy in endometrial cancer (NCT04463771). QED has ongoing studies in bladder cancer prior to surgery as neoadjuvant therapy (NCT04228042); following bladder cancer surgery as adjuvant therapy (NCT04197986); in a tumor agnostic population (NCT04233567); and in achondroplasia (NCT04265651). Janssen is studying erdafitinib in NMIBC (NCT04917809, NCT04172675); in tumor agnostic cancer populations (NCT02465060, NCT03827850), including a pediatric study (NCT03155620; and in combination with immunotherapy in bladder cancer (NCT03473743), among others.

There are a number of other investigational pan-FGFR programs for FGFR-specific populations. Taiho Oncology, Inc.’s TAS120 (futibatinib) has completed a Phase 2 study in ICC, and is currently enrolling a pivotal Phase 3 study in treatment-naïve metastatic ICC versus standard of care chemotherapy (NCT04093362); Taiho also has ongoing studies in a tumor agnostic population (NCT04189445); and combination studies with pembrolizumab in urothelial cancer (NCT04601857) and FGF19 positive liver cancer (NCT04828486). Bayer Pharmaceutical’s has an ongoing Phase 1/2 study of BAY 1163877 (Rogaratinib) in urothelial cancer in combination with atezolizumab (NCT03473756). Isoform specific FGFR inhibitors such as Relay Therapeutics, Inc.’s RLY-4008 is currently in Phase 1 with stated plans to develop their candidate in ICC. Kinnate Biopharma Inc.’s has a preclinical candidate in KN3248.

There are two approved RET inhibitors, Lilly’s Loxo Oncology’s Retevmo™ (selpercatinib) and Blueprint Medicines’ GAVRETO™ (pralsetinib), both of which are approved for RET-positive NSCLC, PTC, and MTC. Both are conducting confirmatory Phase 3 studies in NSCLC (NCT03473756, NCT04222972) and in MTC (NCT04211337, NCT04760288). Turning Point Therapeutics is developing their RET candidate TPX-0046 in a Phase 1 study (NCT04161391) with stated plans to expand their study to NSCLC, MTC, and tumor agnostic populations. Boston Pharmaceuticals is developing their RET candidate BOS172738 in a Phase 1 study (NCT03780517).

There are currently no approved FGFR4 inhibitors, but there are a number of FGFR4 programs in clinical development. Blueprint Medicine is developing BLU-554 (fisogatinib) in a Phase 1/2 study in HCC in combination with a checkpoint inhibitor (NCT04194801. H3 Biomedicines has recruited a Phase 1/2 study of H3B-6527 in HCC (NCT02834780) but no further details are publicly available. Novartis completed a Phase 1/2 study of FGF401 alone and in combination with a checkpoint inhibitor in HCC (NCT02325739) and a similar study with FGF401 is now being conducted by Everest Medicines in combination with pembrolizumab in China.

Intellectual Property

We strive to protect the intellectual property and proprietary technology that we consider important to our business through a variety of methods, including seeking and maintaining patents intended to cover our product candidates and compositions, their methods of use and processes for their manufacture, and any other inventions that are important to our business. We rely on know-how and continuing technological innovation to develop and maintain our proprietary position. We also rely on trade secrets and know-how that may be important to the development of our business. We seek to obtain domestic and international patent protection and endeavor to promptly file patent applications for new commercially valuable inventions to expand our intellectual property portfolio.

We believe that we have an intellectual property position and substantial know-how relating to our product candidates and SNÅP platform. As of June 30, 2021, our intellectual property portfolio consisted of eight pending U.S. provisional applications and two patent applications pursuant to the Patent Cooperation Treaty, or the PCT, all of which are solely owned by us. At this time, we do not own any issued patents, pending non-provisional patent applications in the U.S., or pending patent applications in any foreign countries, and we do not license any material patent rights from any third party. Collectively, our patent rights relate to various aspects of our product candidates. We do not anticipate entering national phase with respect to either of our current PCT applications until May 2022.

We continually assess and refine our intellectual property strategy as we develop new product candidates and improvements to our SNÅP platform. To that end, we are prepared to file additional patent applications in any appropriate fields if our intellectual property strategy requires such filings, or where we seek to adapt to competition or seize business opportunities. Further, we are prepared to file patent applications, as we consider appropriate under the circumstances, relating to the new technologies that we develop.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any patents we may own or license in the future will be useful in protecting our technology. Please see “Risk Factors—Risks Related to Our Intellectual Property” for additional information on the risks associated with our intellectual property strategy and portfolio.

Intellectual Property Relating to Our FGFR3 Program

With regard to our FGFR3 product candidates, as of June 30, 2021, we owned four pending U.S. provisional patent applications and one pending PCT patent application. These patent rights relate to the FGFR3 product candidates’ compositions of matter, formulations containing them, methods of manufacturing, and methods of treating diseases, using our FGFR3 product candidates. Specifically, we have one U.S. provisional patent application directed to the composition matter of our leading candidate in the FGFR3 program. We expect any patents issued from these applications to expire in 2040 or 2042 without accounting for any patent term adjustment or extension that may be available.

Intellectual Property Relating to Our FGFR2 Program

With regard to our FGFR2 program, as of June 30, 2021, we owned three pending U.S. provisional patent applications and one pending international PCT patent application. These patent rights relate to the FGFR2 program’s compositions of matter, formulations containing them, methods of manufacturing, and methods of treating diseases. We expect any patents issued from these applications to expire in 2040 or 2042 without accounting for any patent term extension that may be available.

Intellectual Property Relating to Other Programs

With regard to our other programs, including the FGFR4 program, as of June 30, 2021, we owned one pending U.S. provisional patent application. These patent rights relate to these other programs’ compositions of matter, formulations containing them, methods of manufacturing, and methods of treating diseases. We expect any patent issued from this application to expire in 2042 without accounting for any patent term extension that may be available.

Scope and Duration of Intellectual Property Protection

The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. However, the term of United States patents may be extended for delays incurred due to compliance with the FDA requirements or by delays encountered during prosecution that are caused by the USPTO. For example, for drugs that are regulated by the FDA under the Hatch-Waxman Act, the FDA is permitted to extend the term of a patent that covers such drug for up to five years beyond the normal expiration date of the patent. In the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates. We intend to seek patent term extensions to any of our issued patents in jurisdictions where these are available; however, there is no guarantee that the applicable authorities, including the USPTO and FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. If patents are issued on our pending patent applications, the resulting patents are expected to expire on dates ranging from 2040 to 2042, unless we receive patent term extension or patent term adjustment, or both.

However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of oncology therapy has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our patents that may be granted to us in the future will be commercially useful in protecting our product candidates and the methods used to manufacture them. Moreover, those patents that may issue in the future may not guarantee us the right to practice our technology in relation to the commercialization of our product candidates.

The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our product candidates and practicing our proprietary technology. Our patents that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit our ability to stop competitors from marketing related product candidates or limit the length of the term of patent protection that we may have for our product candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these and other reasons, we may have competition for our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any protection afforded by the patent. For this and other risks related to our proprietary technology, inventions, improvements, SNÅP platform and product candidates, please see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

We intend to file applications for trademark registrations in connection with our product candidates in various jurisdictions, including the United States. We have filed for trademark protection of the TYRA and TYRA BIOSCIENCES marks with the United States Patent and Trademark Office and certain foreign patent and trademark organizations.

We also rely on trade secret protection for our confidential and proprietary information. Although we take steps to protect our confidential and proprietary information as trade secrets, including through contractual means with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements under the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In many cases our confidentiality and other agreements with consultants, outside scientific collaborators, sponsored researchers and other advisors require them to assign or grant us licenses to inventions they invent as a result of the work or services they render under such agreements or grant us an option to negotiate a license to use such inventions. Despite these efforts, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches.

We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. To the extent that our employees, contractors, consultants, collaborators and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in relation to the resulting know-how or inventions. For more information, please see the section titled “Risk Factors—Risks Related to Our Intellectual Property.”

Commercialization

We intend to retain significant development and commercial rights to our product candidates and, if marketing approval is obtained, to commercialize our product candidates on our own, or potentially with a partner, in the United States and other regions. We currently have no sales, marketing or commercial product distribution capabilities. We intend to build the necessary infrastructure and capabilities over time for the United States, and potentially other regions, following further advancement of our product candidates. Clinical data, the size of the addressable patient population, the size of the commercial infrastructure and manufacturing needs may all influence or alter our commercialization plans.

Manufacturing

We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates undergoing preclinical testing, as well as for subsequent clinical testing and commercial manufacture if our product candidates receive marketing approval. We believe this strategy allows us to focus our expertise and resources on the development of our product candidates by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel.

We plan to put agreements in place with contract manufacturing organizations for the necessary quantities of active pharmaceutical ingredients, or API, and drug product for each of our product candidates, on a project-by-project basis, based on our development needs.

As we advance our product candidates through development, we will explore adding backup suppliers for the API and drug product for each of our product candidates to protect against any potential supply disruptions.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of drug products. A new drug must be approved by the FDA through the New Drug Application, or NDA, process before it may be legally marketed in the United States. We, along with any third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our products and product candidates. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with FDA’s GLP requirements and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent Institutional Review Board, or IRB, or ethics committee at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•	preparation of and submission to the FDA of an NDA after completion of all pivotal trials;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Practice, or cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, a sponsor must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30- day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or sponsors may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies, may be conducted after initial marketing approval, and may be used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

In addition, during the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

U.S. Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by independent investigators. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once filed, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act guidelines that are currently in effect, the FDA has a goal of ten months from the filing date to complete a standard review of an NDA for a drug that is a new molecular entity. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving a NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL will describe all of the deficiencies that the FDA has identified in the NDA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the CRL without first conducting required inspections and/or reviewing proposed labeling. In issuing the CRL, the FDA may recommend actions that the applicant might take to place the NDA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. The FDA may also require one or more Phase 4 post- market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. For example, the Fast Track program is intended to expedite or facilitate the process for reviewing new products that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the product candidate may be eligible for priority review. A Fast Track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for Breakthrough Therapy designation to expedite its development and review. A product candidate can receive Breakthrough Therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any marketing application for a drug submitted to the FDA for approval, including a product candidate with a Fast Track designation and/or Breakthrough Therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product candidate is eligible for priority review if it is designed to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness compared to available alternatives for such disease or condition. For new-molecular-entity NDAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date.

Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast Track designation, Breakthrough Therapy designation, priority review, and accelerated approval do not change the standards for approval, but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States and when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has orphan drug designation subsequently receives the first FDA approval for the drug and indication for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if a second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-approval Requirements

Drug products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters, or untitled letters;

•	clinical holds on clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.

Marketing Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug containing the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA and meets other conditions. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

FDA Regulation of Companion Diagnostics

If safe and effective use of a drug depends on an in vitro diagnostic, then the FDA may require approval or clearance of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves the therapeutic product. In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, if FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, FDA may will not approve the drug or new indication if the companion diagnostic device is not also approved or cleared for that indication. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. The review of in vitro companion diagnostics in conjunction with the review of our product candidates will, therefore, likely involve coordination of review by the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health Office of In Vitro Diagnostics and Radiological Health.

Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are clearance of a premarket notification pursuant to Section 510(k) of the FDCA, also called 510(k) clearance, and approval of a premarket approval application, or PMA.

The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

If the FDA’s evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards are not maintained or problems are identified following initial marketing.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Other U.S. Healthcare Laws

Pharmaceutical companies like us are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such regulation and enforcement may constrain the financial arrangements and relationships through which we research, develop, and ultimately, sell, market and distribute any products for which we obtain marketing approval. Such laws include, without limitation, federal and state anti-kickback, fraud and abuse, and false claims laws, such as the federal Anti-Kickback Statute and the federal civil False Claims Act, as well as federal and state, data privacy and security laws and regulations, and transparency laws and regulations with respect to drug pricing and payments and other transfers of value made by pharmaceutical manufacturers to physicians and other health care providers, such as the federal Physician Payments Sunshine Act.

Violation of any of such laws or any other governmental regulations that apply may result in significant criminal, civil and administrative penalties including damages, fines, imprisonment, disgorgement, additional reporting requirements and oversight if we become subject to a Corporate Integrity Agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations.

U.S. Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which we may seek regulatory approval. Sales in the United States will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by third-party payors. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. In the United States, there is no uniform policy among payors for coverage or reimbursement. Decisions regarding whether to cover any of a product, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that can require manufacturers to provide scientific and clinical support for the use of a product to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Additionally, decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

Moreover, as a condition of participating in, and having products covered under, certain federal healthcare programs, such as Medicare and Medicaid, we may become subject to federal laws and regulations that require pharmaceutical manufacturers to calculate and report certain pricing metrics to the government, including the Average Manufacturer Price, or AMP, and Best Price under the Medicaid Drug Rebate Program, the Medicare Average Sales Price, the 340B Ceiling Price, and Non-Federal AMP reported to the Department of Veteran Affairs, and with respect to Medicaid, pay statutory rebates on utilization of manufacturers’ products by Medicaid beneficiaries. Compliance with these laws and regulations will require significant resources and may have a material adverse effect on our revenues.

U.S. Healthcare Reform

In the United States, there has been, and continues to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the profitable sale of product candidates.

Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. Among other changes, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There remain judicial and political challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA.

In addition, other legislative changes have been adopted since the ACA was enacted. Most recently, in March 2021, Congress enacted the American Rescue Plan Act of 2021, which, among other things, eliminated the statutory cap on drug manufacturers’ Medicaid Drug Rebate Program rebate liability, effective January 1, 2024. Under current law enacted as part of the ACA, drug manufacturers’ Medicaid Drug Rebate Program rebate liability is capped at 100% of the average manufacturer price for a covered outpatient drug. Other changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the Bipartisan Budget Act of 2018, will remain in effect into 2031, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. This has resulted in several Congressional inquiries and proposed and enacted federal and state regulations designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products.

Although a number of these and other measures may require additional authorization to become effective, Congress and the Biden administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Human Capital

As of June 30, 2021, we had 15 full-time employees, including a total of six employees with M.D. or Ph.D. degrees. Of these full-time employees, 13 employees are engaged in research and development. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. We value our employees and regularly benchmark total rewards we provide, such as short and long-term compensation, 401(k) contributions, health, welfare and quality of life benefits, paid time off and personal leave, against our industry peers to ensure we remain competitive and attractive to potential new hires.

Facilities

Our corporate headquarters are located in Carlsbad, California, where we lease approximately 2,161 square feet of office space, under a lease that expires on November 30, 2021. We do not intend to renew this lease. We have entered into a lease to move our corporate headquarters and laboratory space and occupy approximately 4,734 square feet of lab and office space in Carlsbad, California. This lease commenced in the second quarter of 2021 and will terminate five years following the lease commencement date as defined in the lease agreement. We believe that these existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms, if required.

Legal proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputation harm, and other factors.

MANAGEMENT

Executive officers and directors

The following table sets forth the name, age as of the date of this prospectus and position of each of our executive officers and directors.

Name	Age	Position
Executive Officers:
Todd Harris, Ph.D.	42	President, Chief Executive Officer and Director
Daniel Bensen	46	Chief Operating Officer
Esther van den Boom	41	Chief Financial Officer
Ron Swanson, Ph.D.	58	Chief Scientific Officer
Hiroomi Tada, M.D., Ph.D.	57	Chief Medical Officer
Robert L. Hudkins, Ph.D.	67	Chief Technology Officer
Piyush Patel, Ph.D.	56	Chief Development Officer
Non-Employee Directors:
Isan Chen, M.D.	59	Director
Gilla Kaplan, Ph.D.	74	Director
Nina Kjellson	46	Director
Melissa McCracken, Ph.D.	34	Director
Robert More	53	Director
Jake Simson, Ph.D.	35	Director
Siddarth Subramony, Ph.D.	34	Director
Rehan Verjee	41	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Executive team

Executive Officers

Todd Harris, Ph.D. has served as our President, Chief Executive Officer and Secretary since November 2018, as our Treasurer since February 2019, and as a member of our board of directors since August 2018. Prior to co-founding Tyra, Dr. Harris served in various roles, most recently as Head of Corporate Development and a director at Sienna Biopharmaceuticals, Inc. (SNNA), or Sienna, a clinical-stage biopharmaceutical company, from January 2016 to July 2018 and previously as the founder, Chief Executive Officer, and director of Sienna (then called Sienna Labs) from April 2013 to January 2016. In September 2019, Sienna Biopharmaceuticals filed for voluntary petition to allow restructuring under Chapter 11 of the United States Bankruptcy Code and ceased its operations in December 2019. Before Sienna, Dr. Harris was a consultant at McKinsey & Company in the Health Care Practice Division from September 2008 to December 2012. Dr. Harris currently serves on the board of directors of Primmune Therapeutics, Inc., a biopharmaceutical company focused on the second arm, innate immune system. Dr. Harris holds a Bachelor of Science Degree in Electrical Engineering from Brigham Young University, a Master of Science Degree in Bioengineering from the University of California, San Diego, and a Ph.D. in Medical Engineering and Medical Physics from Massachusetts Institute of Technology. We believe that Dr. Harris’ valuable expertise and perspective he brings in his capacity as our President and Chief Executive Officer, his extensive experience and knowledge in the life sciences industry and his education provide him with the qualifications and skills to serve on our board of directors.

Daniel Bensen has served as our Chief Operating Officer since November 2018 and previously also served as a member of our board of directors from November 2018 to January 2020. Prior to co-founding Tyra with Dr. Harris, Mr. Bensen served as Head of Immunology and Protein Chemistry at Cidara Therapeutics, Inc.

from March 2014 until November 2018. Before Cidara, Mr. Bensen served as Principal Scientist, Protein Chemistry, and Structural Biology at Trius Therapeutics, Inc. from March 2007 until February 2014. Mr. Bensen holds a Bachelor of Arts Degree in Biology from Point Loma Nazarene University in San Diego, California, and an MBA degree from the University of Southern California, Marshall School of Business.

Esther van den Boom has served as our Chief Financial Officer since April 2021. Ms. van den Boom served as Chief Accounting Officer of Artiva Biotherapeutics, Inc., from August 2020 to May 2021 and Acting Chief Financial Officer from April 2019 to August 2020. Since April 2013, Ms. van den Boom has served as the Managing Partner of van den Boom & Associates, LLC, and in that capacity provided outside consulting services to Tyra from August 2020 until her appointment as Chief Financial Officer in April 2021. Prior to starting van den Boom & Associates, LLC, Ms. van den Boom was with Ernst & Young LLP, from December 2004 to March 2013, in their San Diego office’s audit practice. Ms. van den Boom received a Bachelor of Arts in Economics from the University of California, San Diego and a Master of Science degree in Accountancy from San Diego State University and is a licensed CPA.

Ronald V. Swanson, Ph.D. has served as our Chief Scientific Officer since January 2020 and as our consultant from August 2019 until January 2020. Prior to joining Tyra, Dr. Swanson served as Director/Senior Director, Biologics at Johnson & Johnson, Inc. from December 2006 until April 2019 where he ran the Lead Discovery & Optimization group focused on engineering of antibodies, peptides and protein therapeutics. Prior to Johnson & Johnson, Inc., Dr. Swanson was co-founder and Chief Scientific Officer at ActiveSight, the contract crystallography arm of Rigaku Americas Corporation. Dr. Swanson holds a Bachelor of Arts Degree in Biochemistry and Cell Biology from the University of California, San Diego, and a Ph.D. degree in Molecular Biology from the University of California, Berkeley.

Hiroomi Tada, M.D., Ph.D. has served as our Chief Medical Officer since November 2020. Prior to joining Tyra, Dr. Tada served as Chief Medical Officer at Notable Labs, Inc., a personalized precision oncology company from March 2019 until November 2020. Before Notable Labs, Inc., Dr. Tada served in various roles at Incyte Corp. as Vice President of Translational Sciences for Target Therapies from January 2018 until February 2019, and as Executive Director of Immuno-Oncology Clinical Development from May 2015 until January 2019. Dr. Tada also served in clinical development roles at GlaxoSmithKline and AstraZeneca. Dr. Tada holds a Bachelor of Arts degree from Haverford College, a Ph.D. in Biochemistry and Molecular Biology from Thomas Jefferson University and an M.D. from Jefferson Medical College. Dr. Tada completed his fellowship in Surgical Oncology at the University of Texas, MD Anderson Cancer Center. Prior to joining the pharmaceutical industry, Dr. Tada held faculty appointments as Assistant Professor of Surgery at the University of Massachusetts Medical School and Temple University School of Medicine.

Robert L. Hudkins, Ph.D. has served as our Chief Technology Officer since January 2021 and served as our Vice President, Chemistry from January 2020 until January 2021. Prior to joining Tyra, Dr. Hudkins was a consultant at MedChem Consulting LLC, a company providing consultancy services in drug discovery and medicinal chemistry, from September 2018 until January 2020. Before MedChem Consulting LLC, Dr. Hudkins spent his career as Distinguished Scientist III / Senior Research Fellow in Medicinal Chemistry at Teva Pharmaceutical Industries Ltd. from October 2011 until August 2018. Dr. Hudkins holds a Bachelor of Science degree from Barton College, a Master of Science degree in Organic Chemistry from Old Dominion University and a Ph.D. in Medical Chemistry from Virginia Commonwealth University.

Piyush Patel, Ph.D. has served as our Chief Development Officer since January 2021. Prior to joining Tyra, Dr. Patel was the Chief Scientific Officer at CinRx Pharma, LLC from January 2016 until January 2021. Prior to CinRx Pharma, LLC, Dr. Patel was Senior Director at Teva Pharmaceutical Industries Ltd. from January 1996 until December 2015. With over 29 years of drug development experience, his expertise involves all aspects of nonclinical and product development of small molecules. He has authored several scientific publications and is a co-inventor on multiple patents. Dr. Patel holds a Bachelor of Pharmacy from the Maharaja Sayajirao University of Baroda, and a Master of Science and Ph.D. in Pharmaceutical Sciences from Temple University.

Non-Employee Directors

Isan Chen, M.D. has served as our Chief Medical Advisor since February 2019 and a member of our board of directors since June 2020. Dr. Chen has served as the Chief Executive Officer at MBrace Therapeutics, Inc. since May 2020. Before MBrace Therapeutics, Inc., Dr. Chen served as the Executive Vice President and Chief Medical and Development Officer of Mirati Therapeutics, Inc. from September 2013 until May 2020. Prior to Mirati Therapeutics, Inc., Dr. Chen was previously the Chief Medical Officer of Aragon Pharmaceuticals, Inc., which was acquired by Johnson & Johnson, Inc. in July of 2013 and prior to Aragon, Dr. Chen served as Vice President of Tumor Strategy in the oncology business unit at Pfizer. Before joining Pfizer, Dr. Chen practiced medicine as a staff physician at City of Hope Medical Center and later as an assistant professor at the University of Texas, M.D. Anderson Cancer Center. Dr. Chen is currently a member of the board of directors of Treadwell Therapeutics, Inc. Dr. Chen holds an M.D. from University of San Paulo and completed his fellowship in Hematology and Oncology from the University of California, San Diego. Dr. Chen is board certified in internal medicine, hematology and medical oncology with more than 20 years of experience in oncology and clinical trials from first-in-humans through global registration studies. We believe that Dr. Chen’s expertise and executive experience in the life sciences industry, his experience as a director of biopharmaceutical companies and his educational background provide him with the qualifications and skills to serve on our board of directors.

Gilla Kaplan, Ph.D. has served as a member of our board of directors since March 2019. Dr. Kaplan currently serves as Chief Executive Officer and director of Gilrose Therapeutics and as Senior Advisor of Medicine Development for Global Health. Before Gilrose, Dr. Kaplan was Senior Advisor from July 2018 until December 2020 at the Bill and Melinda Gates Medical Research Institute (Gates MRI) and the Director of the Global Health Program, Tuberculosis of the Bill and Melinda Gates foundation (BMGF) from January 2014 until April 2018. Her work has encompassed developing a deep understanding of the cellular immune response and how to harness it for host adjunctive therapies. Dr. Kaplan spent her career as an academic research scientist leading her laboratory in investigations focusing on human disease, exploring novel experimental medicine approaches that modulate the immune response for disease control. She was a recipient of multiple grants from the NIH-NIAID and other funding organizations for her research. Dr. Kaplan currently serves on the board of directors of Cerecor Inc. Dr. Kaplan previously served on the board of directors at Celgene Corporation from 1998 to 2018. Dr. Kaplan received a Bachelor of Science degree from Hebrew University, Jerusalem, Israel and a Master of Science and Ph.D. in Cellular Immunology from University of Tromso, Norway. We believe that Dr. Kaplan’s expertise and experience in the life sciences industry, her experience as a director of biotechnology companies and her educational background provide her with the qualifications and skills to serve on our board of directors.

Nina Kjellson has served as a member of our board of directors since May 2018. She is currently an investment professional at Canaan Partners and joined the venture capital firm in 2015. Ms. Kjellson is a Managing Member of Canaan Partners X LLC, the general partner of Canaan X LP, a Managing Member of Canaan Partners XI LLC, the general partner of Canaan XI LP, and a Managing Member of Canaan Partners XII LLC, the general partner of Canaan XII LP. As an investment professional at Canaan, she oversees investments in in biopharmaceutical companies that aim to transform care for patients. In addition to Tyra, some of the investments she actively oversees include PACT Pharma, Sardona, Inc., Tizona Therapeutics, Inc., Trishula, Inc., Vineti, Inc. and WellTok, Inc., on whose boards she has served since December 2020, February 2021, February 2016, August, 2020, January 2020, April 2018 and March 2013, respectively. Ms. Kjellson also previously led investments in Labrys Biologics, Inc. (acquired by Teva Pharmaceutical Industries Ltd.), Tesaro, Inc., Eiger Biopharmaceuticals, Inc., Trius Therapeutics LLC (acquired by Cubist Pharmaceuticals, Inc.) and NovaCardia, Inc. (acquired by Merck & Co., Inc.), among others. As a leader of Canaan’s Women of Venture program, Ms. Kjellson is a vocal advocate for women entrepreneurs and investors. She serves on the board of Essential Access Health, Girl Effect and Life Science Cares. She has co-developed an immersive curriculum for diversity and inclusion in healthcare with Impact Experience, called Impact Experience: HealthEquity. She is an Aspen Institute Health Innovators Fellow. Previously, Ms. Kjellson was a General Partner at InterWest Partners, where she invested in life sciences companies for 14 years and held positions at Bay City Capital, Oracle Partners and the Kaiser Family Foundation. She holds a Bachelor of Arts in Human Biology from Stanford University. We believe that Ms. Kjellson’s expertise and experience in the venture capital industry and her experience as a director of biopharmaceutical companies provide her with the qualifications and skills to serve on our board of directors.

Melissa McCracken, Ph.D. has served as a member of our board of directors since March 2021. Since September 2019, Dr. McCracken has served as a senior associate and currently as a principal at Nextech Invest Ltd., a cancer therapeutics-focused venture capital firm focused almost exclusively on precision therapeutics. Prior to Nextech Invest Ltd., Dr. McCracken was an associate and then senior associate at Third Rock Ventures, LLC from March 2017 until August 2019, a venture capital firm where she focused on scientific due diligence, partnership development and new company formation in oncology and immunology. At Third Rock Ventures, Dr. McCracken helped build and launch Celsius Therapeutics Inc., a company focused on discovering precision therapeutics for oncology and autoimmune from March 2018 to March 2019. Dr. McCracken currently serves as a board observer of IconOvir Bio, Inc., and was previously a board member of ImaginAB Inc. and board observer of Silverback Therapeutics, Inc. Dr. McCracken holds a Bachelor of Science in Biochemistry and Molecular Biology from the University of California, Davis and a Ph.D. in Pharmacology from the University of California, Los Angeles. We believe that Dr. McCracken’s expertise and experience in the venture capital industry, her experience as a director of biopharmaceutical companies and her educational background provide her with the qualifications and skills to serve on our board of directors.

Robert More has served as a member of our board of directors since November 2018 and our Chairman since March 2019. Since November 2016, Mr. More has served as Managing Director of Alta Partners, a venture capital firm. From July 2013 to May 2015, Mr. More served as Senior Advisor for the Bill & Melinda Gates Foundation and led its Global Health Venture Initiative. He served as a General Partner of venture capital firms Frazier Healthcare Ventures and Domain Associates from September 2008 to June 2013 and from June 1996 to July 2008, respectively. Mr. More currently serves on the board of directors of Vir Biotechnology, Inc. He also currently serves on the board of directors of the following private companies: Affinivax, Inc., a biotechnology company, Qihan Biotechnology Co. Ltd., a biotechnology company, and Variant Bio, Inc., a biotechnology company. Mr. More previously served on the board of directors of the following public companies: Achaogen, Inc., a biopharmaceutical company, Cartiva, Inc., a medical device company acquired by Wright Medical Group N.V., Neothetics Inc., a pharmaceutical company, Sienna Biopharmaceuticals, now Sienna Biopharmaceuticals, Inc., a biotechnology company, Glaukos Corporation, a medical technology company, and IntraLase Corp., a medical device company acquired by Advanced Medical Optics in 2007. He also previously served on the board of directors of the following life sciences companies: ESP Pharma, Inc., Proxima Therapeutics, Inc., eGenesis Bio, Utah Capital Investment Corporation (UCIC), NovaCardia, Inc., Carticept Medical, Inc., Esprit Pharma, Inc. and Oceana Therapeutics, Inc. Mr. More was a founding member of the board of directors of the Kauffman Fellows Program and previously served on the board of directors of One Revolution and The Foundation for Innovative New Diagnostics (FIND). Mr. More currently serves on one of the governing boards of the Biotechnology Innovation Organization (BIO). He received his Bachelor of Science Degree in Biology from Middlebury College and an MBA from the Darden School of Business Administration at the University of Virginia. We believe that Mr. More is qualified to serve on our board of directors due to his experience serving on the board of directors of biotechnology companies, his extensive experience as a director of public companies, and his investment experience in the life sciences industry.

Jake Simson, Ph.D. has served as a member of our board of directors since January 2020. Since December 2020, Dr. Simson has served as partner at RA Capital Management L.P., a multi-stage investment manager dedicated to evidence-based investing in public and private healthcare and life science companies developing drugs, medical devices, and diagnostics. Previously, Dr. Simson served as an associate, analyst and principal at RA Capital Management from July 2014 to December 2020. Dr. Simson currently serves on the board of directors for Janux Therapeutics, Inc. and for the following privately held companies: Xenikos, B.V, AavantiBio, Inc., and DiCE Molecules Inc. Dr. Simson holds his Bachelor of Science in Materials Science and Engineering from MIT and a Ph.D. in Biomedical Engineering from Johns Hopkins University. In his doctoral research, he investigated clinically translatable treatments for musculoskeletal tissue repair using injectable hydrogels. We believe that Dr. Simson’s expertise and experience in the venture capital industry, his experience as a director of biopharmaceutical companies and his educational background provide him with the qualifications and skills to serve on our board of directors.

Siddarth Subramony, Ph.D. has served as a member of our board of directors since January 2020. Since September 2018, Dr. Subramony has served as Vice President for Boxer Capital, where he is responsible for conducting due diligence of public and private investments in healthcare. Prior to joining Boxer, Dr. Subramony was a Vice President at H.I.G. Capital from February 2016 until August 2018 where he was a member of the investment team for the firm’s dedicated healthcare fund, evaluating public and private investment opportunities in the life sciences and representing H.I.G. on the board of Leiters Pharmacy. Prior to joining H.I.G., Dr. Subramony was a management consultant at the Boston Consulting Group (BCG) from July 2015 until February 2016 and served as a member of the firm’s healthcare practice. Dr. Subramony received a Bachelor of Science in Biomedical Engineering and Economics, summa cum laude, from Rensselaer Polytechnic Institute, an MBA from Harvard Business School and a Ph.D. in Biomedical Engineering from Columbia University, where he was an NSF Graduate Research Fellow. He has authored several scientific publications and is a co-inventor on multiple patents. We believe that Dr. Subramony’s expertise and experience investing in the life science industry and his educational background provide him with the qualifications and skills to serve on our board of directors.

Rehan Verjee has served as a member of our board of directors since June 2021. From September 2018 to March 2021, Mr. Verjee has served as President of EMD Serono and Global Head of the Innovative Medicine Franchises for Merck KGaA, Darmstadt, Germany, where he led the North American biopharmaceutical business across the U.S. and Canada in addition to leading the global oncology and neurology & immunology specialty medicine franchises for the healthcare business of Merck KGaA, Darmstadt, Germany. Prior to this role, Mr. Verjee served as Executive Vice President, Chief Marketing and Strategy Officer since October 2015, leading the global franchises of oncology, neurology & immunology, and infertility, in addition to global business development, market access, strategy and portfolio management, marketing operations and the medical device and services unit. Prior to this, he led the Canadian operations as Managing Director of EMD Serono Canada Inc. Mr. Verjee is currently a member of the board of directors of Massachusetts Biotechnology Council. Mr. Verjee holds a Master’s Degree in Molecular and Cellular Biochemistry from the University of Oxford in the U.K, We believe that Mr. Verjee’s experience as a senior executive in the life science industry and his educational background provide him with the qualifications and skills to serve on our board of directors.

Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers. Pursuant to our amended and restated voting agreement, which will terminate upon the completion of this offering, the following directors were designated as members of our board of directors:

•	Dr. Harris, designated pursuant to his service as our Chief Executive Officer;

•	Nina Kjellson, designated by Canaan XI L.P. and its affiliates;

•	Melissa McCracken, designated by Nextech VI Oncology SCSp;

•	Robert More, designated by Alta Partners NextGen Fund II, L.P. and its affiliates;

•	Jake Simson, designated by RA Capital Healthcare Fund, LP, RA Capital Nexus Fund, L.P. and their affiliates; and

•	Siddarth Subramony, designated by Boxer Capital, LLC and its affiliates.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of eight members. Our board of directors has determined that all of our directors, other than Mr. Harris and                 , are independent directors in accordance with the listing requirements of the Nasdaq Global Market. The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

Our business and affairs are organized under the direction of our board of directors, which currently consists of nine members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2022;

•	Class II, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2023; and

•	Class III, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2024.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. Our amended and restated certificate of incorporation that will go into effect upon the completion of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Board Leadership Structure

Our board of directors is currently chaired by Mr. More who has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the Chairman has substantial ability to shape the work of the board of directors. We believe that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors in its oversight of our business and affairs. In addition, we have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Role of the Board in Risk Oversight

The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit committee will receive reports from management periodically regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Board Committees and Independence

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee has adopted a written charter that satisfies the applicable rules and regulations of the Sarbanes-Oxley Act, the SEC and Nasdaq Listing Rules, which we will post on our website, www.tyra.bio, upon the completion of this offering.

Audit committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our consolidated financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board of directors any changes to such investment policy;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are             ,              and             .              serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that              is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq listing standards. Our board of directors has determined each of             ,              and is independent under the applicable rules of the SEC and Nasdaq. Upon the listing of our common stock on Nasdaq, the audit committee will operate under a written charter, which the audit committee will review and evaluate at least annually.

Compensation committee

Our compensation committee approves policies relating to compensation and benefits of our officers and employees. The compensation committee approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also approves the issuance of stock options and other awards under our equity plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are             ,              and             .              serves as the chairperson of the committee. Our board of directors has determined that each of and              is independent under the applicable Nasdaq listing standards, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. Upon the listing of our common stock on Nasdaq, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and corporate governance committee

The nominating and corporate governance committee is responsible for assisting our board of directors in discharging the board of directors’ responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our board of directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our board of directors concerning governance matters and oversight of the evaluation of our board of directors.

The members of our nominating and corporate governance committee are             ,              and             .              serves as the chairperson of the committee. Our board of directors has determined that each of             ,              and              is independent under the applicable Nasdaq listing standards. Upon the listing of our common stock on Nasdaq, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of our current or former executive officers serve as a member of the compensation committee. None of our officers serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

We plan to adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will be effective upon the closing of this offering. Upon the closing of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.tyra.bio. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus. We have included our website address as an inactive textual reference only.

Board diversity

Upon the closing of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members) for election or appointment, the nominating and corporate governance committee and the board of directors will take into account many factors, including the following:

•	personal and professional integrity, ethics, and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

•	experience as a board member or executive officer of another publicly-held company;

•	strong finance experience;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence, and specialized experience;

•	experience relevant to our business industry and with relevant social policy concerns; and

•	relevant academic expertise or other proficiency in an area of our business operations.

Currently, our board of directors evaluates, and following the closing of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

EXECUTIVE AND DIRECTOR COMPENSATION

Overview

Our named executive officers for 2020, which consist of each person who served as our principal executive officer during 2020 and our next two most highly compensated executive officers during 2020, were:

•	Todd Harris, Ph.D., Chief Executive Officer;

•	Daniel Bensen, Chief Operating Officer; and

•	Ronald V. Swanson, Ph.D., Chief Scientific Officer.

The following table sets forth information regarding compensation earned with respect to the fiscal year ended December 31, 2020 by our named executive officers.

2020 Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Todd Harris, Ph.D. Chief Executive Officer	2020	350,200		677,504	—	210,120	1,012	1,238,836
Daniel Bensen Chief Operating Officer	2020	257,500		211,720	128,306	115,875	1,069	714,470
Ronald V. Swanson, Ph.D. Chief Scientific Officer	2020	246,771	(4)	—	128,306	111,047	900	487,024

(1)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to our named executive officers during fiscal year 2020, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 7 to our audited financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for the stock options and do not reflect the actual economic value that will be realized by Dr. Harris, Mr. Bensen or Dr. Swanson upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such awards. In respect of stock awards, amounts reported reflect the grant date fair value calculated in accordance with ASC, Topic 718 related to common stock Dr. Harris and Mr. Bensen purchased from us in August 2018 and subjected to a vesting condition in January 2020. See “—Narrative to Summary Compensation Table—Equity-Based Incentive Awards.”

(2)	The amounts disclosed represent performance bonuses earned in 2020 and paid in early 2021.

(3)	Each named executive officer received $900 for a telephone allowance. Life insurance premiums of $112 and $169 were paid by our company for the benefit of Dr. Harris and Mr. Bensen, respectively.

(4)

Dr. Swanson joined as Chief Scientific Officer in January 2020, and therefore the base salary amount set forth in the table above reflects the amount earned for the portion of 2020 in which he was employed by us. Dr. Swanson had an annual base salary rate of $257,500 in 2020.

Narrative to Summary Compensation Table

Annual Base Salary

The compensation of our named executive officers is generally determined and approved by our board of directors. The 2020 base salaries of each of our named executive officers are described below under the subsection titled “—Employment Arrangements with our Named Executive Officers.”

Performance Bonus Opportunity

In addition to base salaries, our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals and to reward our executives for individual achievement towards these goals. The annual performance-based bonus each named executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board of directors establishes each year. At the end of the year, our board of directors reviews our performance against each corporate goal and determines the extent to which we achieved each of our corporate goals.

Our board of directors will generally consider each named executive officer’s individual contributions towards reaching our annual corporate goals. For 2020, Dr. Harris’ target bonus was 40% of his then-current base salary, and for each of our other named executive officers, was 30% of their then-current base salary.

The corporate goals the board of directors established for 2020 related to development milestones. In March 2021, our board of directors determined that the 2020 goals were achieved as to 100%, with an additional 50% awarded based on other achievements of the company, as reviewed by the board of directors. The board of directors awarded cash bonuses to Dr. Harris, Mr. Bensen and Dr. Swanson based on this aggregate assessment of 150% achievement.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees, including our executive officers. The board of directors or an authorized committee thereof is responsible for approving equity grants.

Prior to this offering, we have granted stock options and issued restricted stock pursuant to our 2020 Plan and we have issued restricted stock outside of our 2020 Plan to certain of our executives. Following this offering, we will grant equity awards under the terms of our 2021 Plan. The terms of our equity plans are described below under the subsection titled “—Equity Incentive Plans.”

In January 2020, to induce certain investors to purchase our Series A Preferred Stock, Dr. Harris and Mr. Bensen agreed to subject 428,800 and 134,000, respectively, of shares of common stock they acquired from us in August 2018 to a vesting condition. Dr. Harris vests in 11,911 shares monthly for 35 months commencing January 31, 2020 and 11,915 shares in January of 2023, subject to his continuous service with us as of each vesting date. Mr. Bensen vests in 3,722 shares monthly for 35 months commencing January 31, 2020 and 3,730 shares in January of 2023, subject to his continuous service with us as of each vesting date. If their respective employment ends other than due to an “involuntary termination” as defined in their respective employment agreements, we may repurchase the unvested shares for $0.0001 per share. The vesting is subject to acceleration in the event of a “change in control” as described below under the subsection titled “Equity Incentive Plans—Change in Control – Potential Payments upon Termination or Change in Control.”

In January 2020, our board of directors granted options under our 2020 Plan to purchase 104,000 shares to each Mr. Bensen and Dr. Swanson. Each option has an exercise price of $1.58 per share, the fair market value on the date of grant as determined by our Board. The options vest with respect to 25% or 26,000 of the shares on the one-year anniversary of the January 27, 2020 and January 16, 2020 vesting commencement dates, respectively, 2,167 shares monthly thereafter for 35 months and 2,155 share on the 36th month thereafter, subject to the respective named executive officer’s continuous service with us as of each such vesting date. The options granted to each of our NEOs in 2020 are also subject to potential acceleration of vesting in connection with a change of control, as described below under the subsection titled “Equity Incentive Plans—Change in Control – Potential Payments upon Termination or Change in Control.”

In March 2021, our board of directors granted options under our 2020 Plan to purchase 233,778 shares to Dr. Harris and 51,951 shares to Mr. Bensen and Dr. Swanson. For Dr. Harris, the option has an exercise price of $5.83 per share, which was the fair market value per share of our common stock on the date of the grant, as determined by our board of directors, and 4,870 shares will vest and become exercisable monthly, provided that on the 48th month after the date of the grant, 4,888 shares will vest and become exercisable. Each of Mr. Bensen and Dr. Swanson’s options has an exercise price of $5.83 per share, which was the fair market value per share of our common stock on the date of grant, as determined by our board of directors, and 1,082 shares shall vest and become exercisable monthly, provided that on the 48th month after the date of grant, 1,097 shares shall vest and become exercisable. These options are subject to the respective named executive officer’s continuous service with us as of each such vesting date. The options are also subject to potential acceleration of vesting in connection with a change of control.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table presents information regarding the outstanding stock options and shares of restricted stock held by each of our named executive officers as of December 31, 2020.

	Option Awards							Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price (4)	Option Expiration Date	Number of Shares of Stock that Have Not Vested		Market Value of Shares that Have Not Vested (5)
Todd Harris, Ph.D.	—	—		—		—	—	285,868	(6)	$450,407
Daniel Bensen	1/27/2020	104,000	(1)	—		$1.58	1/27/2030	89,336	(7)	$141,151
Ronald V. Swanson, Ph.D.	1/27/2020	—		91,000	(2)	$1.58	1/27/2030	13,000	(3)	$20,540

(1)

While none of the 104,000 options to purchase our common stock were vested as of December 31, 2020, one-fourth of the shares subject to Mr. Bensen’s option vested on January 27, 2021, and thereafter 2,167 shares vest monthly over 35 months with 2,155 shares vesting in the 36th month, subject to Mr. Bensen’s continuous service with us. The stock option has an early exercise feature that allows Mr. Bensen to exercise the option while unvested and receive restricted shares of our common stock that are subject to forfeiture until the vesting requirement is met. Our 2020 Plan specifically authorizes this early exercise concept and states that employees who exercise unvested options will receive shares of restricted stock with a vesting period that corresponds to the vesting period that remained in the exercised option.

(2)

Subject to Dr. Swanson’s continuous service with us, 13,000 shares subject to the option vest on January 16, 2021 and 2,167 shares vest monthly thereafter over 35 months with 2,155 shares vesting in the 36th month. This option was amended in February of 2021 to permit Dr. Swanson to exercise the option while unvested and receive restricted shares of our common stock that are subject to forfeiture under the vesting requirement is met.

(3)

Represents restricted shares acquired pursuant to Dr. Swanson’s exercise of an option granted on January 27, 2020 for 13,000 shares that vested on January 16, 2021 with an exercise price of $1.58 per share. Our 2020 Plan specifically authorizes this early exercise concept and states that employees who exercise unvested options will receive shares of restricted stock with a vesting period that corresponds to the vesting period that remained in the exercised option.

(4)	All of the options were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined by our board of directors.

(5)

This amount reflects the fair market value of our common stock of $1.58 per share as of December 31, 2020 (the determination of the fair market value by our board of directors as of the most proximate date prior to then) multiplied by the amount shown in the column for the number of shares that have not vested.

(6)

Represents unvested shares of restricted stock, which vest 11,911 shares per month for 35 months and 11,915 shares for the 36th month, subject to Dr. Harris’ continuous service with us. In January 2020, to induce certain investors to purchase our Series A Preferred Stock, Dr. Harris agreed to subject 428,800 shares of common stock he acquired from us in August 2018 to a vesting condition. Specifically, Dr. Harris vests in 11,911 shares monthly for 35 months commencing January 31, 2020 and 11,915 shares in January of 2023, subject to his continuous service with us as of each vesting date. If his employment ends other than due to an “involuntary termination” as defined in his employment agreement, we may repurchase the unvested shares for $0.0001 per share. The vesting is subject to acceleration in the event of a “change in control” (as defined in his employment agreement).

(7)

Represents unvested shares of restricted stock, which vest 3,722 share per month for 35 months and 3,730 shares for the 36th month, subject to Mr. Bensen’s continuous service with us. In January 2020, to induce certain investors to purchase our Series A Preferred Stock, Mr. Bensen agreed to subject 134,000 shares of common stock he acquired from us in August 2018 to a vesting condition. Specifically, Mr. Bensen vests in 3,722 shares monthly for 35 months commencing January 31, 2020 and 3,730 shares in January of 2023, subject to his continuous service with us as of each vesting date. If his employment ends other than due to an “involuntary termination” as defined in his employment agreement, we may repurchase the unvested shares for $0.0001 per share. The vesting is subject to acceleration in the event of a “change in control” (as defined in his employment agreement).

Employment Arrangements with our Named Executive Officers

Dr. Harris. We entered into an employment agreement with Dr. Harris in November 2018, which was subsequently amended in January 2020, and which governs the terms of his employment with us. Pursuant to his agreement, Dr. Harris was initially entitled to an annual base salary of $340,000, which was increased to $350,200 in January 2020 and increased to $414,000 in March 2021. He is eligible to receive an annual discretionary bonus with at a target amount of 40% of his then current annual base salary, based on the achievement of individual and corporate performance targets and metrics as determined by our board of directors.

Dr. Harris’ employment agreement provides for the following benefits in connection with a change of control (as such term is defined below). In the event of a change in control, the vesting of Dr. Harris’ then outstanding unvested time-based vesting equity awards will accelerate as of immediately prior to such change in control with respect to 50% of the unvested shares of our common stock underlying these equity awards. The remaining 50% of the unvested shares of common stock underlying these equity awards will continue to vest at the same rate as immediately prior to the change in control, subject to Dr. Harris’ continued employment with us or our successor through the applicable vesting date. Any portion of Dr. Harris’ outstanding equity awards that remains unvested as of the first anniversary of the change in control will vest in full, subject to Dr. Harris’ continued employment with us or our successor through such first anniversary.

Regardless of the manner in which Dr. Harris’ employment terminates, he is entitled to receive amounts previously earned during his employment, including unpaid salary, reimbursement of expenses owed, and cash out of accrued but unused paid time-off, subject to his execution of a release of claims and compliance with post-termination obligations. In addition, Dr. Harris is entitled to certain severance benefits under his employment agreement, subject to his execution of a release of claims and compliance with post-termination obligations.

Dr. Harris’ employment agreement provides for severance benefits for certain terminations that arise during and outside a change of control period. Upon a termination without cause, due to death, due to disability, or resignation for good reason outside of a change of control period (as such terms are defined below), Dr. Harris is entitled to (i) a lump cash sum equal to 12 months of Dr. Harris’ current annual base salary plus Dr. Harris’ then target annual bonus, pro-rated based on the total number of days elapsed in the calendar year as of Dr. Harris’ date of termination, (ii) accelerated vesting of 50% of Dr. Harris’ unvested time-based vesting equity awards as of his date of termination; and (iii) payment or reimbursement of the COBRA premiums for Dr. Harris and his eligible dependents, or if COBRA is not available under our group health plan, the cash amount necessary to maintain his health coverage at the same coverage levels in effect as of the date of his termination, until the earliest of (a) six months from Dr. Harris’ date of termination, or (b) the date Dr. Harris becomes eligible for comparable health insurance coverage under a subsequent employer’s group health plan.

Upon a termination without cause, due to death, due to disability, or resignation for good reason within 90 days prior to or 18 months after a change of control (such period, the change of control period), Dr. Harris is entitled to (i) a lump cash sum equal to 18 months of Dr. Harris’ current annual base salary plus Dr. Harris’ then target annual bonus (ii) accelerated vesting of 100% of Dr. Harris’ unvested time-based vesting equity awards as of his date of termination; and (iii) payment or reimbursement of the COBRA premiums for Dr. Harris and his eligible dependents, or if coverage under COBRA is not available under our group health plan, the cash amount necessary to maintain his health coverage at the same coverage levels in effect as of the date of his termination, until the earliest of (a) 12 months from Dr. Harris’ date of termination, or (b) the date Dr. Harris becomes eligible for comparable health insurance coverage under a subsequent employer’s group health plan.

For purposes of Dr. Harris’ employment agreement:

“cause” means (i) any material failure on the part of Dr. Harris (other than by reason of disability) to faithfully and professionally carry out his duties; (ii) Dr. Harris’ dishonesty or other misconduct, if such dishonesty or other misconduct is intended to or likely to materially injure the business or reputation of us; (iii) Dr. Harris’ conviction or no contest plea to any misdemeanor involving dishonesty, theft, fraud or moral turpitude, or any felony; (iv) Dr. Harris’ insobriety or illegal use of drugs, chemicals or controlled substances either (A) in the course of performing his duties and responsibilities or (B) otherwise materially affecting the ability of Dr. Harris to perform these duties and responsibilities; (v) Dr. Harris’ material breach of any written agreement with us or any of our affiliates or his material violation of our “code of conduct” or any other material written policy of our company; or (vi) any wanton or willful dereliction of duties by Dr. Harris.

“change in control” means (i) any person or group that becomes the “beneficial owner” as defined in Rule 13d-3 under the Securities Exchange Act of 1934, directly or indirectly, of securities of our company representing 50% or more of the combined voting power of our company then outstanding securities entitled to vote generally in the election of directors, or company voting securities; (ii) the consummation of a merger or consolidation involving our company, where the beneficial owners of our company voting securities outstanding immediately prior to such merger, consolidation or share exchange, do not beneficially own, directly or indirectly, immediately after such merger, consolidation or share exchange, securities representing more than 50% of the combined voting power of the then-outstanding company voting securities; (iii) a sale, exchange or other disposition or transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of our company; provided, however, that a change in control is not deemed to have occurred where: (x) we sell, exchange or otherwise dispose or transfers all or substantially all of our assets to another person or group which is beneficially owned, directly or indirectly, immediately following such transaction by the holders of company voting securities in substantially the same proportions as their ownership of the company voting securities immediately prior to such transaction; and (y) such person or group expressly assumes Dr. Harris’ employment agreement; or (iv) such time as the continuing directors do not constitute at least a majority of the board of directors (or, if applicable, the board of directors of a successor to our company), where the term “continuing director” means at any date a member of the board of directors who was: (x) a member of the board of directors as of the date of Dr. Harris’ employment agreement; or (y) nominated or elected subsequent to the date of Dr. Harris’ employment agreement by at least a majority of the directors who were continuing directors at the time of such nomination or election or whose election to the board of directors was recommended or endorsed by at least a majority of the directors who were continuing directors at the time of such nomination or election (it being understood that no individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the board of directors will be a continuing director).

“disability” means permanent and total disability within the meaning of Section 22(e) of the Code.

“good reason” means, absent Dr. Harris’ prior written consent, (i) the material reduction of his annual base salary (other than as part of a reduction in the base salaries of all or substantially all our other similarly situated employees that is in the same proportion as the reduction in his annual base salary); (ii) a material reduction of Dr. Harris’ duties and responsibilities; (iii) our material breach of the employment agreement (other than a reduction of Dr. Harris’ annual base salary as part of a reduction in the base salaries of all or substantially all other similarly situated employees of our company that is in the same proportion as the reduction in his annual base salary); or (iv) the permanent, non-voluntary relocation of Dr. Harris’ principal place of employment that increases his one-way commute by more than 35 miles, provided, that, in each case, Dr. Harris will not be deemed to have good reason unless (A) Dr. Harris first provides the board of directors with written notice of the condition giving rise to good reason within 30 days of its initial occurrence, (B) we or the successor company fails to cure such condition within 10 days after receiving such written notice, and (C) Dr. Harris’ resignation based on such good reason is effective within 30 days after expiration of our 10 day cure period.

Mr. Bensen. We entered into an employment agreement with Mr. Bensen in November 2018, which was subsequently amended in January 2020, and which governs the terms of his employment with us. Pursuant to his agreement, Mr. Bensen was entitled to an initial annual base salary of $250,000, which was increased to $257,500 in January 2020 and increased to $343,000 in March 2021. He is also eligible to receive an annual discretionary bonus at a target amount of 30% of his then current annual base salary, such target amount to be effective upon the closing of the initial public offering, based on the achievement of individual and corporate performance targets and metrics, as determined by our board of directors. Mr. Bensen was granted a stock option to purchase 104,000 shares in connection with the closing of the company’s Series A Preferred Stock financing in January 2020 and a stock option to purchase 51,951 shares in connection with our Series B closing in March 2021, as described above under “—Equity-Based Incentive Awards.”

Mr. Bensen’s employment agreement provides for the following benefits in connection with a change of control. In the event of a change in control, the vesting of Mr. Bensen’s then outstanding unvested time-based vesting equity awards will accelerate as of immediately prior to such change in control with respect to 50% of the unvested shares of our common stock underlying these equity awards. The remaining 50% of the unvested shares of common stock underlying these equity awards will continue to vest at the same rate as immediately prior to the change in control, subject to Mr. Bensen’s continued employment with us or our successor through the applicable vesting date. Any portion of Mr. Bensen’s outstanding equity awards that remains unvested as of the first anniversary of the change in control will vest in full, subject to Mr. Bensen’s continued employment with us or our successor through such first anniversary.

Regardless of the manner in which Mr. Bensen’s employment terminates, he is entitled to receive amounts previously earned during his employment, including unpaid salary, reimbursement of expenses owed, and cash out of accrued but unused paid time-off, subject to his execution of a release of claims and compliance with post-termination obligations. In addition, Mr. Bensen is entitled to certain severance benefits under his employment agreement, subject to his execution of a release of claims and compliance with post-termination obligations.

Mr. Bensen’s employment agreement provides for severance benefits for certain terminations that arise during and outside a change of control period. Upon a termination without cause, due to death, due to disability, or resignation for good reason outside of a change of control period, Mr. Bensen is entitled to (i) a lump cash sum equal to 12 months of Mr. Bensen’s current annual base salary plus Mr. Bensen’s then target annual bonus, pro-rated based on the total number of days elapsed in the calendar year as of Mr. Bensen’s date of termination, (ii) accelerated vesting of 50% of Mr. Bensen’s unvested time-based vesting equity awards as of his date of termination; and (iii) payment or reimbursement of the COBRA premiums for Mr. Bensen and his eligible dependents, or if coverage under COBRA is not available under our group health plan, the cash amount necessary to maintain his health coverage at the same coverage levels in effect as of the date of his termination, until the earliest of (a) six months from Mr. Bensen’s date of termination, or (b) the date Mr. Bensen becomes eligible for comparable health insurance coverage under a subsequent employer’s group health plan.

Upon a termination without cause or resignation for good reason within 90 days prior to or 18 months after a change of control (such period, the change of control period), Mr. Bensen is entitled to (i) a lump cash sum equal to 18 months of Mr. Bensen’s current annual base salary plus Mr. Bensen’s then target annual bonus, (ii) accelerated vesting of 100% of Mr. Bensen’s unvested time-based vesting equity awards as of his date of termination; and (iii) payment or reimbursement of the COBRA premiums for Mr. Bensen and his eligible dependents, or if coverage under COBRA is not available under our group health plan, the cash amount necessary to maintain his health coverage at the same coverage levels in effect as of the date of his termination, until the earliest of (a) 12 months from Mr. Bensen’s date of termination, or (b) the date Mr. Bensen becomes eligible for comparable health insurance coverage under a subsequent employer’s group health plan.

For purposes of Mr. Bensen’s employment agreement, “cause,” “change of control,” “change of control period”, “disability” and “good reason” have the same meaning as given to the terms in Dr. Harris’ employment agreement, as described above.

Dr. Swanson. We entered into an employment agreement with Dr. Swanson in January 2020 and which governs the terms of his employment with us. Pursuant to his agreement, Dr. Swanson was entitled to an initial annual base salary of $257,500, which was increased to $343,000 in March 2021. He is also eligible to receive an annual discretionary bonus at a target amount of 30% of his then current annual base salary, such target amount to be effective upon the closing of the initial public offering, based on the achievement of individual and corporate performance targets and metrics, as determined by our board of directors. In addition, pursuant to the employment agreement, Dr. Swanson was granted a stock option to purchase 104,000 shares in connection with his employment and a stock option to purchase 51,951 shares in connection with our Series B closing in March 2021, as described above under “—Equity-Based Incentive Awards.”

Dr. Swanson’s employment agreement provides for the following benefits in connection with a change of control. In the event of a change in control, the vesting of Dr. Swanson’s then outstanding unvested time-based vesting equity awards will accelerate as of immediately prior to such change in control with respect to 50% of the unvested shares of our common stock underlying these equity awards. The remaining 50% of the unvested shares of common stock underlying these equity awards will continue to vest at the same rate as immediately prior to the change in control, subject to Dr. Swanson’s continued employment with us or our successor through the applicable vesting date. Any portion of Dr. Swanson’s outstanding equity awards that remains unvested as of the first anniversary of the change in control will vest in full, subject to Dr. Swanson’s continued employment with us or our successor through such first anniversary.

Regardless of the manner in which Dr. Swanson’s employment terminates, he is entitled to receive amounts previously earned during his employment, including unpaid salary, reimbursement of expenses owed, and cash out of accrued but unused paid time-off, subject to his execution of a release of claims and compliance with the post-termination obligations. In addition, Dr. Swanson is entitled to certain severance benefits under his employment agreement, subject to his execution of a release of claims and compliance with post-termination obligations.

Dr. Swanson’s employment agreement provides for severance benefits for certain terminations that arise during and outside a change of control period. Upon a termination without cause, due to death, due to disability, or resignation for good reason outside of a change of control period (as such terms are defined below), Dr. Swanson is entitled to (i) a lump cash sum equal to 12 months of Dr. Swanson’s current annual base salary plus Dr. Swanson’s then target annual bonus, pro-rated based on the total number of days elapsed in the calendar year as of Dr. Swanson’s date of termination, (ii) accelerated vesting of 50% of Dr. Swanson’s unvested time-based vesting equity awards as of his date of termination; and (iii) payment or reimbursement of the COBRA premiums for Dr. Swanson and his eligible dependents, or if coverage under COBRA is not available under our group health plan, the cash amount necessary to maintain his health coverage at the same coverage levels in effect as of the date of his termination, until the earliest of (a) six months from Dr. Swanson’s date of termination, or (b) the date Dr. Swanson becomes eligible for comparable health insurance coverage under a subsequent employer’s group health plan.

Upon a termination without cause, due to death, due to disability, or resignation for good reason within 90 days prior to or 18 months after a change of control (such period, the change of control period), Dr. Swanson is entitled to (i) a lump cash sum equal to 18 months of Dr. Swanson’s current annual base salary plus Dr. Swanson’s then target annual bonus (ii) accelerated vesting of 100% of Dr. Swanson’s unvested time-based vesting equity awards as of his date of termination; and (iii) payment or reimbursement of the COBRA premiums for Dr. Swanson and his eligible dependents, or if coverage under COBRA is not available under our group health plan, the cash amount necessary to maintain his health coverage at the same coverage levels in effect as of the date of his termination, until the earliest of (a) 12 months from Dr. Swanson’s date of termination, or (b) the date Dr. Swanson becomes eligible for comparable health insurance coverage under a subsequent employer’s group health plan.

For purposes of Dr. Swanson’s employment agreement, “cause,” “change of control,” “change of control period,” “disability” and “good reason” have the same meaning as given to the terms in Dr. Harris’ employment agreement, as described above.

Each of our named executive officers’ stock options granted prior to execution of the underwriting agreement for this offering are subject to the terms of the 2020 Plan; a description of the termination and change in control provisions in the 2020 Plan and the form of stock options granted thereunder is provided below under “—Equity Incentive Plans.”

Health and Welfare and Retirement Benefits; Perquisites

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of our other employees. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.

401(k) Plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Equity Incentive Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the applicable plan, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

2021 incentive award plan

Prior to this offering, we intend to adopt and ask our stockholders to approve the 2021 Plan, which would become effective in connection with this offering. Under the 2021 Plan, we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2021 Plan and, accordingly, this summary is subject to change.

Eligibility and administration. Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2021 Plan. Following our initial public offering, the 2021 Plan will generally be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2021 Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on awards and shares available. The number of shares initially available for issuance under awards granted pursuant to the 2021 Plan will be the sum of (1)             shares of our common stock, plus (2) any shares of our common stock which, as of the effective date of the 2021 Plan, remain available for issuance under the 2020 Plan, plus (3) any shares subject to outstanding awards under the 2020 Plan as of the effective date of the 2021 Plan that become available for issuance under the 2021 Plan thereafter in accordance with its terms. The number of shares initially available for issuance will be increased on January 1 of each calendar year beginning in 2022 and ending in 2031, by an amount equal to the lesser of (a)             % of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. No more than             shares of common stock may be issued upon the exercise of incentive stock options under the 2021 Plan. Shares issued under the 2021 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.

If an award under the 2021 Plan or the 2020 Plan expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any shares subject to such award will, as applicable, become or again be available for new grants under the 2021 Plan. Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan.

Awards. The 2021 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs; restricted stock; dividend equivalents; restricted stock units, or RSUs; stock appreciation rights, or SARs; and other stock or cash-based awards. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any.

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SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Other stock or cash-based awards. Other stock or cash-based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend equivalents. RSUs or other stock and cash-based awards may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Such dividend equivalents will only be paid out to the extent that any vesting conditions are subsequently satisfied, unless otherwise determined by the plan administrator. No dividend equivalents will be payable on stock options or SARs.

Performance awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human capital management (including diversity and inclusion); supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to our performance or the performance of a subsidiary, division, business segment or business unit, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

Director compensation. The 2021 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2021 Plan’s limitations. Prior to this offering, our stockholders will approve the initial terms of our non-employee director compensation program, which is described below under the heading “Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with FASB ASC 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any calendar year may not exceed $             , increased to $             in the calendar year of a non-employee director’s initial service as a non-employee director or during which a non-employee director serves as chair of our board of directors or lead independent director (which limits will not apply to the compensation for any non-employee director who serves in any capacity in addition to that of a non-employee director for which he or she receives additional compensation or any compensation paid to any non-employee director prior to the calendar year following the calendar year in which this offering occurs). The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Certain transactions. In connection with certain transactions and events affecting our common stock, including a change in control (as defined below), or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2021 Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards in exchange for either an amount in cash or other property with a value equal to the amount that would have been obtained upon exercise or settlement of the vested portion of such award or realization of the participant’s rights under the vested portion of such award, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available, replacing awards with other rights or property or terminating awards under the 2021 Plan. In the event of a change in control where the acquirer does not assume awards granted under the 2021 Plan, awards issued under the 2021 Plan shall be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In addition, in the event of certain non-reciprocal transactions with our stockholders (an equity restructuring) the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards as it deems appropriate to reflect the equity restructuring.

For purposes of the 2021 Plan, a “change in control” means and includes each of the following:

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a transaction or series of transactions whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than our company or our subsidiaries or any employee benefit plan maintained by us or any of our subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of our securities possessing more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition; or

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during any period of two consecutive years, individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than a director designated by a person who shall have entered into an agreement with us to effect a change in control transaction) whose election by our board of directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

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the consummation by us (whether directly or indirectly) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of our assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

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which results in our voting securities outstanding immediately before the transaction continuing to represent either by remaining outstanding or by being converted into voting securities of the company or the person that, as a result of the transaction, controls, directly or indirectly, the company or owns, directly or indirectly, all or substantially all of our assets or otherwise succeeds to our business, directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and

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after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group shall be treated as beneficially owning 50% or more of the combined voting power of the successor entity solely as a result of the voting power held in our company prior to the consummation of the transaction.

Foreign participants, clawback provisions, transferability and participant payments. With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any clawback policy implemented by our company and to the extent set forth in such clawback policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally nontransferable prior to vesting and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer, or check, shares of our common stock that meet specified conditions (a market sell order) or such other consideration as it deems suitable or any combination of the foregoing.

Plan amendment and termination. Our board of directors may amend, suspend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its exercise price per share. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the date on which our board of directors adopts the 2021 Plan.

Securities laws. The 2021 Plan is intended to conform to all provisions of the Securities Act, the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Exchange Act Rule 16b-3. The 2021 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal income tax consequences. The material federal income tax consequences of the 2021 Plan under current federal income tax law are summarized in the following discussion, which deals with the general U.S. federal income tax principles applicable to the 2021 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

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Stock options and SARs. A 2021 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of our stock is higher than the exercise price of the option, a 2021 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2021 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling a SAR, a 2021 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

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Restricted stock and RSUs. A 2021 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2021 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a risk of forfeiture (as defined in Section 83 of the Internal Revenue Code) may make an election under Section 83(b) of the Internal Revenue Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for the shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

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Other stock or cash-based awards. A 2021 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment. Upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

2020 Equity Incentive Plan

Our board of directors and stockholders adopted the 2020 Plan in January 2020. Our 2020 Plan provides for the grant of ISOs within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock awards to employees, directors and consultants, including employees and consultants of any parent or subsidiary, and nonemployees, non-consultants, and non-directors whom an offer of a service relationship as an employee, consultant, investor director provider, has been or is being extended. Once our 2021 Plan becomes effective, no further grants will be made under our 2020 Plan. Any outstanding awards granted under our 2020 Plan will remain subject to the terms of our 2020 Plan and applicable award agreements.

Authorized shares. Subject to certain capitalization adjustments, the maximum number of shares of common stock that may be issued pursuant to stock awards under the 2020 Plan will not exceed 1,803,910 shares. Shares subject to stock awards granted under our 2020 Plan that expire, are forfeited or otherwise terminate without being exercised or settled in shares do not reduce the number of shares available for issuance under our 2020 Plan. Additionally, shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award become available for future grant under our 2020 Plan.

Plan administration. Our board of directors, or a duly authorized committee of our board of directors to which the board delegates its administrative authority, will administer our 2020 Plan and is referred to as the “plan administrator” herein. Under our 2020 Plan, the plan administrator has the authority to, among other things, determine who will be granted stock awards, to determine the terms and conditions of each stock award (including the number of shares subject to the stock award, when the stock award will vest and, as applicable, become exercisable), to accelerate the time(s) at which a stock award may vest or be exercised, and to construe and interpret the terms of our 2020 Plan and stock awards granted thereunder.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant (or 110% of the fair market value for certain major stockholders). Options granted under the 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of 10 years (or five years, for certain major stockholders). The plan administrator shall determine the effect on a stock award of the disability, death, retirement, authorized leave of absence, or any other change or purported change in a holder’s status.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft, electronic funds transfer or money order payable to us, (2) subject to plan administrator consent, a broker-assisted cashless exercise, (3) subject to plan administrator consent, the tender of shares of our common stock previously owned by the optionholder, (4) subject to plan administrator consent, a net exercise of the option if it is an NSO, (5) a combination of any of the foregoing methods, or (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator (i) an option may be transferred pursuant to a domestic relations order and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Changes to capital structure. The plan administrator shall make appropriate and proportionate adjustments to (1) the class(es) and maximum number of shares reserved for issuance under the 2020 Plan, (2) the class(es) and maximum number of shares that may be issued on the exercise of ISOs, and (3) the class(es) and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards to reflect any increase or decrease in the number of our issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the shares, merger, consolidation, change in organization form, or any other increase or decrease in the number of our shares of common stock effected without receipt or payment of consideration.

Change in control. Our 2020 Plan provides that in the event of a “change in control,” unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

•	accelerate the vesting, in whole or in part, of the stock award;

•	provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

•

cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for such cash consideration (including no consideration for unvested awards) as our board of directors, in its sole discretion, may consider appropriate; and

•

make a payment equal to the excess, if any, of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Under the 2020 Plan, a “change in control” is generally defined as any one or more of the following events: (1) a sale of all or substantially all of our assets or similar transaction, (2) the sale or disposition of 50% or more of the combined voting power of our outstanding securities, (3) a merger or consolidation that would have the same effect as the foregoing clause (2).

Plan Amendment or Termination. Our board of directors has the authority to amend, or terminate our 2020 Plan, provided that such action does not impair the vested rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. Unless terminated sooner, the 2020 Plan will automatically terminate on January 6, 2030. No stock awards may be granted under our 2020 Plan or after it is terminated. Once the 2021 Plan is effective, no further grants will be made under the 2020 Plan.

2021 employee stock purchase plan

Effective the day prior to the first public trading date of our common stock, we intend to adopt and ask our stockholders to approve the ESPP, the material terms of which, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the ESPP and, accordingly, this summary is subject to change.

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares available for awards; administration. A total of              shares of our common stock will initially be reserved for issuance under the ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (A)         % of the shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than              shares of our common stock may be issued under the Section 423 Component. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP (referred to as the plan administrator below).

Eligibility. We expect that all of our employees will be eligible to participate in the ESPP. However, an employee may not be granted rights to purchase stock under the ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our stock.

Grant of rights. Stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. In non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the plan administrator in lieu of or in addition to payroll deductions.

The ESPP permits participants to purchase common stock through payroll deductions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the ESPP at any time during a specified period prior to the end of the applicable offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Certain transactions. In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan amendment. The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

Securities laws. The ESPP has been designed to comply with various securities laws in the same manner as described above in the description of the 2021 Plan.

Federal income taxes. The material U.S. federal income tax consequences of the ESPP under current U.S. federal income tax law are summarized in the following discussion, which deals with the general U.S. federal income tax principles applicable to the ESPP. The following discussion is based upon U.S. laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Internal Revenue Code. Under the applicable Internal Revenue Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

Non-Employee Director Compensation

We did not provide any cash, equity or other compensation to our non-employee directors in the year ended December 31, 2020 with the exception of our independent board members. We do have a policy of reimbursing all of our non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings.

Name	Option Awards ($) (1)(4)		All Other Compensation		Number of Securities Underlying Unexercised Options	Number of Shares of Stock that Have Not Vested		Market Value of Shares that Have Not Vested (6)
Isan Chen, M.D.	$54,821	(2)	$77,256	(5)	—	44,436	(2)	$70,209
Gilla Kaplan, Ph.D.	$29,160	(3)	—		23,636	—		—

(1)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to the non-employee director during fiscal year 2020, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 7 to our financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for the stock options and do not reflect the actual economic value that will be realized upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such awards.

(2)

Dr. Chen was granted on option on January 27, 2020 to purchase 44,436 shares, 11,100 of which vest on the first anniversary of the date of grant, 925 vest monthly thereafter over 35 months with 961 shares vesting in the 36th month, subject to Dr. Chen’s continued service. 23,636 of the shares subject to the option are compensation for Dr. Chen’s service as a non-employee director and 20,800 of the shares subject to the option are compensation for Dr. Chen’s consulting services as Chief Medical Advisor. Number of shares of stock that have not vested represent restricted shares acquired pursuant to Dr. Chen’s exercise of the option granted on January 27, 2020 for 44,436 shares with an exercise price of $1.58 per share. 11,100 of the shares vested on January 27, 2021, 925 vest monthly thereafter over 35 months with 961 shares vesting in the 36th month, subject to Dr. Chen’s continued service. 23,636 of the shares subject to the option are compensation for Dr. Chen’s service as a non-employee director and 20,800 of the shares subject to the option are compensation for Dr. Chen’s consulting services as Chief Medical Advisor. Our 2020 Plan specifically authorizes this early exercise concept and states that employees who exercise unvested options will receive shares of restricted stock with a vesting period that corresponds to the vesting period that remained in the exercised option.

(3)

Dr. Kaplan was granted an option on January 27, 2020 to purchase 23,636 shares, 5,904 of which vest on the first anniversary of the date of grant, 492 vest monthly thereafter over 35 months with 512 shares vesting in the 36th month, subject to Dr. Kaplan’s continued service. Subsequently Dr. Kaplan’s options were amended to allow Dr. Kaplan to exercise the options at any time, subject to our right to repurchase any shares issued upon exercise in the event that Dr. Kaplan failed to continue service with our company.

(4)	As of December 31, 2020, Dr. Kaplan held options to purchase 23,636 of our common stock and was the only non-employee member of our board of directors that held unexercised options as of that date.

(5)

Represents fees of $6,438 per month as compensation for consulting services as Chief Medical Advisor pursuant to a consulting agreement entered into by Dr. Chen and us as of January 1, 2020. The agreement has an initial term of one year and automatically terminated as of January 1, 2021 pursuant to its terms.

(6)

This amount reflects the fair market value of our common stock of $1.58 per share as of December 31, 2020 (the determination of the fair market value by our board of directors as of the most proximate date prior to then) multiplied by the amount shown in the column for the number of shares that have not vested.

In connection with this offering, we intend to adopt and ask our stockholders to approve the initial terms of our non-employee director compensation program. The material terms of the non-employee director compensation program, as it is currently contemplated, are summarized below.

The non-employee director compensation policy will provide for annual retainer fees and/or long-term equity awards for our non-employee directors. We expect each non-employee director will receive an annual retainer of $        . Non-employee directors serving as the chairs of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $        , $        , and $        , respectively. The non-employee directors serving as members of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $         , $        , and $        , respectively. The non-employee directors will also receive initial grants of options to purchase              shares of our common stock, vesting over three years, upon election to the board of directors, and thereafter annual grants of options to purchase              shares of our common stock, vesting on the first to occur of (i) the first anniversary of the grant date or (ii) the next occurring annual meeting of our stockholders.

Compensation under our non-employee director compensation policy will be subject to the annual limits on non-employee director compensation set forth in the 2021 Plan, as described above. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, subject to the annual limit on non-employee director compensation set forth in the 2021 Plan (which limits will not apply to any non-employee director that serves in any additional capacity with the company for which he or she receives compensation or any compensation paid to any non-employee director prior to the calendar year following the calendar year in which this offering occurs). As provided in the 2021 Plan, our board of directors or its authorized committee may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors or its authorized committee may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

Limitations on Liability and Indemnification

On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2018 to which we have been a party in which the amount involved exceeded or will exceed the lessor of (i) $120,000 or (ii) 1% of the average of our total assets at fiscal year-end for our last two fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Sales of Securities

Simple Agreements for Future Equity

Between October 2018 and March 2019, we entered into various SAFEs with certain investors pursuant to which we received $3.2 million in exchange for our agreement to issue the investors shares of our convertible preferred stock upon the occurrence of subsequent financings of our convertible preferred stock. Dr. Harris and members of his immediate family collectively purchased $500,450 of SAFEs in the aggregate, which converted into 81,903 shares of our Series A Preferred Stock. Mr. Bensen and a member of his immediate family collectively purchased $120,000 of SAFEs in the aggregate, which converted into 19,639 shares of our Series A Preferred Stock. Dr. Chen purchased $100,000 of SAFEs, which converted into 16,366 shares of our Series A Preferred Stock

Series A Convertible Preferred Stock Financing

In January 2020, we sold an aggregate of 2,848,486 shares of our Series A convertible preferred stock at a purchase price of $8.25 per share pursuant to agreements entered into with investors. In February 2021, we sold an aggregate of 2,848,486 additional shares of our Series A convertible preferred stock at a purchase price of $8.25 per share pursuant to agreements entered into with investors. Each share of our Series A convertible preferred stock will automatically convert into one share of our common stock immediately prior to the completion of this offering. All purchasers of our Series A convertible preferred stock are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes purchases of our Series A convertible preferred stock by related persons:

Participant	Shares of Series A Preferred Stock	Total Purchase Price
Alta Partners NextGen Fund II, L.P. (1)	1,212,122	$10,000,007
RA Capital Healthcare Fund, L.P. (2)	1,011,370	$8,343,803
Blackwell Partners LLC—Series A (2)	170,448	$1,406,196
RA Capital Nexus Fund, L.P. (2)	393,940	$3,250,005
Boxer Capital, LLC (3)	1,480,242	$12,211,997
MVA Investors, LLC (3)	95,516	$788,007
Canaan XI L.P. (4)	1,333,334	$11,000,006

(1)

Alta Partners NextGen Fund II, L.P., is an affiliate of Alta Partners, and is a holder of 5% or more of our capital stock. Robert More is a Managing Director at Alta Partners and a member of our board of directors.

(2)	RA Capital Healthcare Fund, L.P., Blackwell Partners LLC – Series A and RA Capital Nexus Fund, L.P. are affiliates of RA Capital Management, L.P., or RA Capital, and RA Capital is a

holder of 5% or more of our capital stock. Jake Simson, Ph.D. is a Partner at RA Capital and a member of our board of directors.

(3)

MVA Investors, LLC is affiliated with Boxer Capital, LLC. Boxer Capital, LLC and MVA Investors, LLC together hold 5% or more of our capital stock. Siddarth Subramony, Ph.D. is a Vice President of Boxer Capital, LLC and a member of our board of directors.

(4)	Canaan XI L.P. is a holder of 5% or more of our capital stock. Nina Kjellson is a General Partner of Canaan Partners and a member of our board of directors.

Series B Preferred Stock Financing

In March 2021, we sold an aggregate of 3,874,793 shares of our Series B convertible preferred stock at a purchase price of $27.4337 per share pursuant to agreements entered into with investors. Each share of our Series B convertible preferred stock will automatically convert into one share of our common stock immediately prior to the completion of this offering. All purchasers of our Series B convertible preferred stock are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes purchases of our Series B convertible preferred stock by related persons:

Participant	Shares of Series B Preferred Stock	Total Purchase Price
Alta Partners NextGen Fund II, L.P. (1)	255,160	$6,999,983
RA Capital Healthcare Fund, L.P. (2)	546,773	$15,000,007
RA Capital Nexus Fund, L.P. (2)	182,257	$4,999,984
Boxer Capital, LLC (3)	713,629	$19,577,484
MVA Investors, LLC (3)	15,401	$422,506
Canaan XI L.P. (4)	364,515	$9,999,995
Nextech VI Oncology SCSP (5)	729,030	$19,999,990
Isan Chen, M.D.	7,290	$199,992

(1)

Alta Partners NextGen Fund II, L.P. is an affiliate of Alta Partners and is a holder of 5% or more of our capital stock. Robert More is a Managing Director at Alta Partners and a member of our board of directors.

(2)

RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund, L.P. are affiliates RA Capital, and RA Capital is a holder of 5% or more of our capital stock. Jake Simson, Ph.D. is a Partner at RA Capital and a member of our board of directors.

(3)

MVA Investors, LLC is affiliated with Boxer Capital, LLC. Boxer Capital, LLC and MVA Investors, LLC together hold 5% or more of our capital stock. Siddarth Subramony, Ph.D. is a Vice President of Boxer Capital, LLC and a member of our board of directors.

(4)

Canaan XI L.P. and Canaan 2020+ Co-Investment LP together hold 5% or more of our capital stock. Nina Kjellson is a manager of Canaan Partners XI LLC, the general partner of Canaan XI LP and the sole member of the applicable series investment committee of Canaan Partners 2020+ Co-Investment LLC, the general partner of Canaan 2020+ Co-Investment LP, and is a member of our board of directors.

(5)

Nextech VI Oncology SCSP is an affiliate of Nextech Invest Ltd. and is a holder of 5% or more of our capital stock. Melissa McCracken, Ph.D. is a Principal at Nextech Invest Ltd. and a member of our board of directors.

Investor Agreements

In connection with our Series B financing described above, we entered into an amended and restated investors’ rights agreement, amended and restated voting agreement and amended and restated right of first refusal and co-sale agreement, which contain registration rights, information rights, voting rights, and rights of first refusal and co-sale, among other things, with certain of our stockholders. Pursuant to our voting agreement, certain of our stockholders have the right to designate member(s) to be elected to our board of directors. See the section titled “Management—Family Relationships and Other Arrangements.” The foregoing agreements will terminate upon the completion of this offering, except for the registration rights set forth in the amended and restated investors’ rights agreement, as more fully described below in “Description of Capital Stock—Registration Rights.”

Employment Agreements

We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive and Director Compensation— Employment Arrangements with our Named Executive Officers.”

Consulting Agreement with van den Boom & Associates, LLC

On December 23, 2018, we entered into a consulting agreement with van den Boom & Associates, LLC, or van den Boom & Associates, to provide (i) a resource to assist with finance department and administrative oversight, or Oversight Resources, and (ii) resources to assist with day-to-day accounting functions, or Accounting Resources. Services provided under the agreement with van den Boom & Associates are billed at hourly rates. In April 2021, Ms. van den Boom, the owner of van den Boom & Associates, signed an employment agreement with our company whereby she became our Chief Financial Officer. Following the date of her employment agreement, we anticipate that Oversight Resources previously provided under the consulting agreement will be provided to us pursuant to Ms. van den Boom’s employment agreement and that payments for Accounting Resources under the consulting agreement during the year ending December 31, 2021 will exceed the lesser of $120,000 and 1% of the average of our company’s total assets at the end of the last two fiscal years.

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers, as more fully described in the section titled “Executive and Director Compensation.”

Director and Officer Indemnification

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Executive and Director Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Person Transactions

Our board of directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of March 31, 2021, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Unless otherwise indicated, the address for each beneficial owner is c/o Tyra Biosciences, Inc., 2333 State Street, Suite 201, Carlsbad, CA 92008.

The percentage of beneficial ownership prior to this offering in the table below is based on 11,608,131 shares of common stock deemed to be outstanding as of March 31, 2021, assuming the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock immediately prior to the completion of this offering into 10,097,839 shares of our common stock, and the percentage of beneficial ownership after this offering in the table below is based on              shares of common stock assumed to be outstanding after the completion of the offering, assuming no exercise by the underwriters of their option to purchase additional shares. Outstanding shares as March 31, 2021 include 661,332 shares of unvested restricted common stock. These unvested restricted shares have the same voting rights as unrestricted shares of our common stock and, therefore, have been included for the purposes of calculating beneficial ownership below.

See Note 2 and Note 7 to our audited and unaudited financial statements included elsewhere in this prospectus for a discussion of our outstanding restricted common stock.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% and Greater Stockholders
Alta Partners NextGen Fund II, L.P.(1)	1,510,760	13.0%			%
Entities affiliated with RA Capital Healthcare Fund(2)	2,304,788	19.9%			%
Entities affiliated with Boxer Capital LLC(3)	2,304,788	19.9%			%
Canaan XI L.P.(4)	1,697,849	14.6%			%
Nextech VI Oncology SCSP(5)	729,030	6.3%			%
Named Executive Officers and Directors
Todd Harris, Ph.D.(6)	822,833	7.1%			%
Daniel Bensen(7)	309,437	2.6%			%
Ron Swanson, Ph.D.(8)	106,164	*			%
Isan Chen, M.D.(9)	90,913	*			%
Gilla Kaplan, Ph.D.(10)	35,587	*			%
Nina Kjellson	—	—			%
Melissa McCracken, Ph.D.	—	—			%
Robert More(1)	1,510,760	13.0%			%
Jake Simson, Ph.D.	—	—			%
Siddarth Subramony, Ph.D.	—	—			%
Rehan Verjee	—	—			%
All current directors and executive officers as a group (15 persons)(11)	3,172,817	26.9%			%

*	Less than 1%.
(1)

Consists of (i) 43,478 shares of our common stock held directly, (ii) 1,212,122 shares of common stock issuable upon conversion of Series A preferred stock and (iii) 255,160 shares of common stock issuable upon conversion of Series B preferred stock held by Alta Partners NextGen Fund II, L.P, or Alta. Alta Partners Nextgen Fund II Management, LLC is the general partner of Alta. Daniel Janney, Peter Hudson and Robert More, a member of our board of directors, share voting or investment power over the shares held by Alta. Each of the individuals and entities listed above expressly disclaims beneficial interest of the shares listed above except to the extent of any pecuniary interest therein. The principal address for Alta is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

(2)

Consists of (i) 1,011,370 shares of Series A Preferred Stock and 546,773 shares of Series B Preferred Stock held by RA Capital Healthcare Fund, L.P. (RA Healthcare); (ii) 393,940 shares of Series A Preferred Stock and 182,257 shares of Series B Preferred Stock held by RA Capital Nexus Fund, L.P. (Nexus); and (iii) 170,448 shares of Series A Preferred Stock held by Blackwell Partners LLC—Series A, or Blackwell. RA Capital Management, L.P. is the investment manager for RA Healthcare, Nexus II and Blackwell. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah may be deemed to have voting and investment power over the shares held of record by RA Healthcare, Nexus and Blackwell. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of the entities listed above is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

(3)

Consists of (i) 1,480,242 shares of our common stock issuable upon conversion of our Series A preferred stock held by Boxer Capital, LLC, or Boxer Capital, (ii) and 713,629 shares of our common stock issuable upon conversion of our Series B preferred stock held by Boxer Capital, (iii) 95,516 shares of our common stock issuable upon conversion of our Series A preferred stock held by MVA Investors, LLC, or MVA, and (iv) and 15,401 shares of our common stock issuable upon conversion of our Series B preferred stock held by MVA. Boxer Capital, Boxer Asset Management Inc., or Boxer Management, and Joe Lewis hold shared voting and dispositive power over the shares held by Boxer Capital, and Aaron Davis holds voting and dispositive power over the shares owned by MVA. Each of the individuals and entities listed above expressly disclaims beneficial interest of the shares listed above except to the extent of any pecuniary interest therein. The principal business address of Boxer Capital, MVA and Aaron Davis is: 12860 El Camino Real, Suite 300, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.
(4)

Consists of (i) 1,333,334 shares of our common stock issuable upon conversion of our Series A preferred stock held by Canaan XI LP, (ii) 182,257 shares of our common stock issuable upon conversion of our series B preferred stock held by Canaan XI L.P, and (iii) 182,258 shares of our common stock issuable upon conversion of our series B preferred stock held by Canaan 2020+ Co-Investment LP. Canaan Partners XI LLC may be deemed to have sole investment and voting power over the shares held by Canaan XI L.P and Canaan 2020+ Co-Investment LP. Nina Kjellson, a member of our board of directors, Brenton K. Ahrens, Joydeep Bhattacharyya, Richard J. Boyle Jr., Wende S. Hutton, Maha S. Ibrahim, Guy M. Russo, Tim M. Shannon and Hrach Simonian are the managers of Canaan Partners XI LLC. Investment, voting and dispositive decisions with respect to the shares held by Canaan XI L.P. and Canaan Partners 2020+ Co-Investment LLC are made by the managers of Canaan Partners XI LLC, collectively. The address for Canaan XI L.P. and Canaan 2020+ Co-Investment LP is 285 Riverside Ave, Suite 250, Westport, CT 06880.

(5)

Consists of 729,030 shares of our common stock issuable upon conversion of our Series B preferred stock held by Nextech VI Oncology SCSP. Nextech VI Oncology SCSp represented by its General Partner Nextech VI GP S.a.r.l. Dalia Bleyer, Rocco Sgobbo and Ian Charoub have shared voting power as Managers in Nextech VI GP S.a.r.l., the General Partner of Nextech VI Oncology SCSp, and Alfred Scheidegger, Thilo Schroeder and Jakob Loven have shared voting power in Nextech Invest AG, the Investment Advisor of Nextech VI Oncology SCSp. Each of the individuals and entities listed above expressly disclaims beneficial interest of the shares listed above except to the extent of any pecuniary interest therein. The address for Nextech VI Oncology SCSP is 8, rue Lou Hemmer, L-1748 Senningerberg, Luxembourg.

(6)

Consists of (i) 640,000 shares of our common stock held directly, (ii) 40,000 shares of our common stock held Harris Family Irrevocable Trust 1, (iii) 40,000 shares of our common stock held Harris Family Irrevocable Trust 2, (iv) 40,000 shares of our common stock held Harris Family Irrevocable Trust 3, (v) 40,000 shares of our common stock held Harris Family Irrevocable Trust 4, (vi) 13,093 shares of our common stock issuable upon conversion of Series A preferred stock and (vii) 9,740 shares of common stock issuable upon the exercise of stock options granted to Dr. Harris that are exercisable within 60 days of March 31, 2021. Dr. Ryan Harris, is the sole trustee of each of Harris Family Irrevocable Trust 1, Harris Family Irrevocable Trust 2, Harris Family Irrevocable Trust 3 and Harris Family Irrevocable Trust 4, the beneficiaries of which are each of Dr. Harris’ four children. By virtue of the respect trust agreements, Ryan Harris has sole voting and dispositive power over shares held by each of these trusts.

(7)

Consists of (i) 200,000 shares of our common stock held directly, (ii) 3,273 shares of our common stock issuable upon conversion of our Series A preferred stock and (iii) 106,164 shares of our common stock issuable upon the exercise of stock options granted to Mr. Bensen that are exercisable within 60 days of March 31, 2021.

(8)

Consists of (i) 104,000 shares of our common stock held directly and (ii) 2,164 shares of our common stock issuable upon the exercise of stock options granted to Dr. Swanson that are exercisable within 60 days of March 31, 2021.

(9)

Consists of (i) 66,175 shares of our common stock held directly, (ii) 16,366 shares of our common stock issuable upon conversion of Series A preferred stock, (iii) 7,290 shares of common stock issuable upon conversion of Series B preferred and (iv) 1,082 shares of our common stock issuable upon the exercise of stock options granted to Dr. Chen that are exercisable within 60 days of March 31, 2021.

(10)

Consists of (i) 10,869 shares of our common stock held directly and (ii) 24,718 shares of our common stock issuable upon the exercise of stock options granted to Dr. Kaplan that are exercisable within 60 days of March 31, 2021.

(11)

Consists of (i) 1,456,201 shares of common stock, (ii) 1,253,037 shares of common shares issuable upon the conversion of Series A preferred stock, (iii) 262,450 shares of common stock issuable upon the conversion of Series B preferred stock and (iv) 201,129 shares of common stock underlying stock options exercisable within 60 days of March 31, 2021.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, the investors’ rights agreement and of the General Corporation Law of the State of Delaware. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, copies of which have been or will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware. The description of our common stock and preferred stock reflects changes to our capital structure that will occur upon the completion of this offering.

Following the completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.0001 per share, and              shares of preferred stock, par value $0.0001 per share.

As of March 31, 2021, there were 1,510,292 shares of our common stock outstanding and 10,097,839 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock in connection with this offering, held of record by              stockholders.

Common stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our amended and restated certificate of incorporation. See below under “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Amendment of Charter Provisions.” Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

Under the terms of our restated certificate of incorporation that will become effective upon the completion of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of March 31, 2021, options to purchase 865,032 shares of our common stock were outstanding under our 2020 Plan, of which 196,311 were exercisable as of that date. For additional information regarding the terms of our 2020 Plan, see “Executive and Director Compensation—Incentive award plans—2020 Equity Incentive Plan.”

Registration Rights

Immediately following this offering, holders of              shares of our common stock will be entitled to certain rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to an amended and restated investors’ rights agreement by and among us and certain of our stockholders, until the rights otherwise terminate pursuant to the terms of the investors’ rights agreement. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Form S-1 Registration Rights

If at any time beginning 180 days after the closing date of this offering the holders of at least 50% of the registrable securities then outstanding request in writing that we effect a registration with respect to at least 50% of the registrable securities then outstanding, we may be required to register their shares. We are obligated to effect at most two registrations in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to a notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If, at any time after we become entitled under the Securities Act to register our shares on a registration statement on Form S-3, the holders of at least 25% of the registrable securities then outstanding request in writing that we effect a registration with respect to the registrable securities of such holders at an aggregate price to the public in the offering of at least $5,000,000, we will be required to effect such registration; provided, however, that we will not be required to effect such a registration if, within any twelve month period, we have already effected two registrations on Form S-3 for the holders of registrable securities.

Expenses and Indemnification

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders (not to exceed $30,000) and blue sky fees and expenses. Additionally, we have agreed to indemnify selling stockholders for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.

Termination of Registration Rights

Each of the foregoing registration rights terminate upon the earlier of five years after the effective date of the registration statement of which this prospectus is a part, the closing of a deemed liquidation event, as defined in our current amended and restated certificate of incorporation, or as to any holder at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holders shares without limitation during a three-month period without registration.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, creditors or other constituents; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or the rules and regulations thereunder. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant to such compliant. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be the Computershare Trust Company, N.A.. The transfer agent and registrar’s address is 250 Royall Street, Canton, M.A. 02021

Stock Exchange Listing

We have applied to list our common stock on Nasdaq under the trading symbol “TYRA.”

Limitations on Liability and Indemnification

For a discussion of liability and indemnification, see “Executive and Director Compensation—Limitations on Liability and Indemnification.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Based on the number of shares of our common stock outstanding as of March 31, 2021, upon the completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming (i) the issuance of              shares of common stock offered by us in this offering, (ii) the automatic conversion of all outstanding shares of our convertible preferred stock into 10,097,839 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity upon the completion of this offering, (iii) no exercise of the underwriters’ option to purchase additional shares of common stock and (iv) no exercise of outstanding options after March 31, 2021. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately              shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

In addition, of the              shares of our common stock that were subject to stock options outstanding as of     , 2021, options to purchase              shares of common stock were vested as of     , 2021 and, upon exercise, these shares will be eligible for sale subject to the lock–up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and holders of substantially all of our other outstanding shares of common stock or securities convertible into or exchangeable for shares of our common stock outstanding upon the completion of this offering, have agreed, subject to certain limited exceptions, with the underwriters not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any shares of our common stock or any options to purchase shares of our common stock, or any securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through and including the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters, and certain other limited exceptions.

Upon the expiration of the applicable lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors’ rights agreement, our standard form of option agreement, our standard form of restricted stock agreement and our standard form of restricted stock purchase agreement, that contain market stand-off provisions or incorporate market stand-off provisions from our equity incentive plan imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 10b5-1 Trading Plans

Following the completion of this offering, certain of our officers, directors and significant stockholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director or stockholder when entering into the plan, without further direction from such officer, director or stockholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director or stockholder in connection with this offering.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the completion of this offering, the holders of              shares of common stock or their transferees, which includes all of the shares of common stock issuable upon the automatic conversion of 10,097,839 shares of our common stock immediately prior to the completion of this offering, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement described above.

MATERIAL U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following discussion is a summary of material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

•	a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities or arrangements that are treated as pass-through entities for U.S. federal income tax purposes or persons that hold their shares of our common stock through partnerships or such other pass-through entities. The tax treatment of a partner in a partnership or other entity or arrangement that is treated as a pass-through entity for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership or an investor in any other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, which is generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, including the alternative minimum tax, the Medicare tax on net investment income or the rules relating to “qualified small business stock,” any U.S. federal tax other than the income tax (including, for example, the estate tax), nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not address the special tax rules applicable to certain particular non-U.S. holders, such as:

1.	insurance companies;

2.	tax-exempt or governmental organizations;

3.	financial institutions;

4.	brokers or dealers in securities;

5.	regulated investment companies;

6.	pension plans;

7.	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

8.	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

9.	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and partners and investors therein);

10.	persons that have a functional currency other than the U.S. dollar;

11.	persons deemed to sell our common stock under the constructive sale provisions of the Code;

12.	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

13.	persons that hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

14.	investors in pass-through entities (or entities that are treated as disregarded entities for U.S. federal income tax purposes); and

15.	U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local, non-income and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

As described in the “Dividend Policy” section above, we do not intend to pay any cash dividends on our common stock in the foreseeable future. Distributions, if any, on shares of our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the shares of common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale or other taxable disposition of our shares of common stock.” Any such distributions will also be subject to the discussion below under the section titled “Withholding and information reporting requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of shares of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or a successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely providing the appropriate information to the IRS.

Gain on sale, exchange or other taxable disposition of shares of our common stock

A non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless:

1.

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on our common stock” also may apply;

2.

the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

3.

we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market, within the meaning of the relevant provisions of the Code, and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” only if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable U.S. Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a “U.S. real property holding corporation” for U.S. federal income tax purposes, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup withholding and information reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on shares of our common stock paid to such holder and the tax withheld, if any, with respect to such distributions.

Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on shares of our common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on our common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of shares of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the appropriate information is provided to the IRS in a timely manner.

Withholding and information reporting requirements—FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Such withholding may also apply to payments of gross proceeds of sales or other dispositions of shares of our common stock, although under proposed U.S. Treasury regulations, no withholding will apply to payments of gross proceeds. Taxpayers are generally permitted to rely on these proposed Treasury regulations until final Treasury regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our shares of common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

BofA Securities, Inc., Jefferies LLC and Cowen and Company, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Jefferies LLC
Cowen and Company, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. in an amount of up to $             .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Jefferies LLC and Cowen and Company, LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Market Listing

We expect the shares to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “            .”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

This prospectus is not a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus and any offer if made subsequently is directed only at persons in Member States of the European Economic Area, or the EEA, who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation. This prospectus has been prepared on the basis that any offer of shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In relation to each Member State of the EEA (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

Notice to Prospective Investors in the United Kingdom

This prospectus may not be distributed or circulated to any person in the United Kingdom, or UK, other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons. Other persons should not act on this prospectus or any of its contents. This prospectus is confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.

In the UK, this prospectus is not a prospectus for the purposes of the UK Prospectus Regulation (as defined below). This prospectus has been prepared on the basis that any offer if made subsequently is directed only at persons in the UK who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation. This prospectus has been prepared on the basis that any offer of shares in the UK will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in the UK of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Section 85 of the UK’s Financial Services and Markets Act 2000, as amended (the “FSMA”) in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer. The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares in, from or otherwise involving the UK.

In relation to the UK, no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or to or for the account or benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to or for the account or benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law of Japan and otherwise in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been and will not be registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) by the Monetary Authority of Singapore, and the offer of the shares in Singapore is made primarily pursuant to the exemptions under Section 274 and 275 of the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the shares are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)

a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the shares except:

1.

to an Institutional Investor, an Accredited Investor, a Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

2.	where no consideration is or will be given for the transfer;

3.	where the transfer is by operation of law;

4.	as specified in Section 276(7) of the SFA; or

5.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters related to this offering will be passed upon for the underwriters by Sidley Austin LLP, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements as of December 31, 2019 and December 31, 2020, and for each of the two years in the period ended December 31, 2020, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We also maintain a website at www.tyra.bio. Upon the completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock. We have included our website address as an inactive textual reference only.

Tyra Biosciences, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors

of Tyra Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tyra Biosciences, Inc. (the Company) as of December 31, 2019 and 2020, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

San Diego, California

May 28, 2021

Tyra Biosciences, Inc.

Balance Sheets

(in thousands, except share and par value data)

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$108	$15,224
Prepaid and other current assets	19	57

Total current assets	127	15,281
Restricted cash	—	243
Property and equipment, net	20	297
Right-of-use asset	256	169
Deferred offering costs	107	—
Other long-term assets	18	21

Total assets	$528	$16,011

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$327	$664
Lease liabilities, current	139	142
Simple agreement for future equity	4,325	—
Accrued and other current liabilities	364	1,052

Total current liabilities	5,155	1,858
Lease liabilities, noncurrent	114	—
Other long-term liabilities	—	140

Total liabilities	5,269	1,998
Commitments and contingencies (Note 2)
Convertible preferred stock:
Series A convertible preferred stock, $0.0001 par value; 2,000,000 and 6,223,046 shares authorized at December 31, 2019 and 2020, respectively; 0 and 3,374,560 shares issued and outstanding at December 31, 2019 and 2020, respectively; $27,840 aggregate liquidation preference at December 31, 2020	—	27,651
Stockholders’ deficit:
Common stock, $0.0001 par value; 8,000,000 and 10,000,000 shares authorized at December 31, 2019 and 2020, respectively; 1,085,918 and 1,174,554 shares issued at December 31, 2019 and 2020, respectively and 1,041,727 and 704,312 shares outstanding at December 31, 2019 and 2020, respectively	—	—
Additional paid-in capital	—	439
Accumulated deficit	(4,741)	(14,077)

Total stockholders’ deficit	(4,741)	(13,638)

Total liabilities, convertible preferred stock and stockholders’ deficit	$528	$16,011

See accompanying notes to financial statements.

Tyra Biosciences, Inc.

Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,
	2019	2020
Operating expenses:
Research and development	$1,790	$7,203
General and administrative	1,332	2,094

Total operating expenses	3,122	9,297

Loss from operations	(3,122)	(9,297)
Other expense:
Interest expense	(1)	(1)
Change in fair value of simple agreement for future equity	(934)	(15)
Other expenses	(8)	(23)

Total other expense	(943)	(39)

Net loss and comprehensive loss	$(4,065)	$(9,336)

Net loss per share, basic and diluted	$(3.98)	$(15.72)

Weighted-average shares used to compute net loss per share, basic and diluted	1,020,394	593,744

See accompanying notes to financial statements.

Tyra Biosciences, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	—	$—	1,001,812	$—	$—	$(676)	$(676)
Vesting of shares of common stock subject to repurchase	—	—	39,915	—	—	—	—
Net loss	—	—	—	—	—	(4,065)	(4,065)

Balance at December 31, 2019	—	—	1,041,727	—	—	(4,741)	(4,741)
Issuance of Series A convertible preferred stock upon conversion of simple agreement for future equity	526,074	4,340	—	—	—	—	—
Issuance of Series A convertible preferred stock, net of issuance costs	2,848,486	23,311	—	—	—	—	—
Incremental vesting conditions placed on previously issued common shares	—	—	(562,800)	—	—	—	—
Vesting of shares of common stock subject to repurchase	—	—	225,385	—	—	—	—
Stock-based compensation	—	—	—	—	439	—	439
Net loss	—	—	—	—	—	(9,336)	(9,336)

Balance at December 31, 2020	3,374,560	$27,651	704,312	$—	$439	$(14,077)	$(13,638)

See accompanying notes to financial statements.

Tyra Biosciences, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2019	2020
Cash flows from operating activities:
Net loss	$(4,065)	$(9,336)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	8	47
Stock-based compensation	—	439
Change in fair value of SAFE commitments	934	15
Loss on disposal of property and equipment	—	2
Changes in operating assets and liabilities:
Prepaid expenses and other assets	43	65
Accounts payable, accrued expenses and other liabilities	461	1,019
Operating right-of-use assets and lease liabilities, net	1	(14)

Net cash used in operating activities	(2,618)	(7,763)

Cash flows from investing activities:
Purchases of property and equipment	(20)	(312)

Net cash used in investing activities	(20)	(312)

Cash flows from financing activities:
Proceeds from issuance of simple agreement for future equity	165	—
Proceeds from the issuance of Series A convertible preferred stock, net of issuance costs	—	23,311
Proceeds from early exercise of stock options	—	140
Payments for financing lease	(8)	(17)

Net cash provided by financing activities	157	23,434

Net cash increase (decrease) for the period	(2,481)	15,359
Cash, cash equivalents and restricted cash at beginning of the year	2,589	108

Cash, cash equivalents and restricted cash at end of the year	$108	$15,467

Reconciliation of cash, cash equivalents and restricted cash to the balance sheet
Cash and cash equivalents	$108	$15,224
Restricted cash	—	243

Total cash, cash equivalents and restricted cash	$108	$15,467

Supplemental disclosures:
Interest paid	$1	$1
Lease assets obtained in exchange for finance lease liabilities	34	—
Lease assets obtained in exchange for operating lease liabilities	301	101
Non-cash investing and financing activities:
Purchases of equipment included in accounts payable	—	4
Deferred issuance costs included in accounts payable and accrued expenses	107	—
Issuance of convertible preferred stock in exchange for simple agreement for future equity	—	4,340

See accompanying notes to financial statements.

Notes to Financial Statements

1. Organization and Basis of Presentation

Organization

Tyra Biosciences, Inc. (the “Company”) was incorporated in the state of Delaware on August 2, 2018. The Company is a precision oncology company designing and developing purpose-built therapies specifically designed to overcome therapy resistance and improve the lives of cancer patients whose tumors have acquired resistance over the course of therapy to currently available treatments.

The Company has devoted substantially all of its efforts to research and development and has not generated revenues from its principal operations.

Liquidity

From inception to December 31, 2020, the Company has devoted substantially all of its resources to organizing and staffing the company, business planning, raising capital, developing its proprietary SNAP discovery engine, undertaking research and development activities for its development programs, establishing its intellectual property portfolio, and providing general and administrative support for its operations. The Company has a limited operating history, has never generated any revenue, and the sales and income potential of its business is unproven. The Company has incurred net losses and negative cash flows from operating activities since its inception and expects to continue to incur net losses into the foreseeable future as it continues to develop its current and future product candidates. From inception to December 31, 2020, the Company has funded its operations primarily through the issuance of simple agreements for future equity and its Series A convertible preferred stock financing.

As the Company continues to pursue its business plan, it expects to finance its operations through a combination of equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, there can be no assurance that any additional financing or strategic transactions will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it may need to delay, reduce or eliminate its product development or future commercialization efforts, which could have a material adverse effect on the Company’s business, results of operations or financial condition. The accompanying financial statements do not include any adjustments that might be necessary if it were unable to continue as a going concern.

In February 2021, the Company received $23.5 million in gross proceeds from the sale of the second closing of Series A convertible preferred stock. Additionally, in March 2021, the Company received $106.3 million in gross proceeds from the sale of Series B convertible preferred stock. As a result of the financings, management believes the Company has sufficient capital to execute its strategic plan and fund operations through at least the next twelve months from the date these financial statements were available to be issued.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Accounting estimates and management judgments reflected in the financial statements include: normal recurring accruals, including the accrual of research and development expenses; fair value of simple agreements for future equity (“SAFE”), common stock, convertible preferred stock and stock-based compensation. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to significant concentration of credit risk consist of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts, and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Segment Reporting

The Company operates and manages its business as one operating segment. The Company’s Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating resources and evaluating financial performance. All long-lived assets are maintained in the United States.

Fair Value Option

The Company has issued and entered into SAFEs with investors which grants investors with the rights to future equity upon the occurrence of an equity financing event. As permitted under ASC 825, Financial Instruments (“ASC 825”), the Company has elected the fair value option to account for the SAFEs. The Company concluded that the terms of the SAFEs were at arms-length, and the cash received by the Company at issuance of the SAFEs represents fair value. The SAFEs are recorded as a liability on the balance sheet as they give investors the option to redeem the instrument for cash upon a change in control. The Company records subsequent changes in fair value of the SAFEs in the Statements of Operations and Comprehensive Loss. Debt issuance costs related to the SAFEs are expensed in the period incurred. Refer to Note 6 for further information on the SAFEs.

Fair Value of Financial Instruments

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The carrying amounts of all cash and cash equivalents, prepaid and other current assets, accounts payable, and accrued and other current liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents primarily represent funds invested in readily available money market accounts. As of December 31, 2020, the Company had cash and cash equivalents balances deposited at major financial institutions.

Restricted Cash

Restricted cash is comprised of cash that is restricted as to withdrawal or use under the terms of certain contractual agreements. Restricted cash for years ended December 31, 2019 and 2020 was $0 and $0.2 million, respectively, and consists of collateral for letters of credit related to the Company’s operating leases and are considered a non-current asset on the balance sheets.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years, or the remaining term of the lease).

Deferred Offering Costs

The Company capitalizes costs that are directly associated with in-process equity financings until such financings are consummated, at which time such costs are recorded against the gross proceeds of the offering. Should an in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the Statements of Operations and Comprehensive Loss.

Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets by reviewing these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted-cash-flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company did not recognize impairment losses for the years December 31, 2019 and 2020.

Accrued Research and Development Expense

The Company is required to estimate its expenses resulting from its obligations under contracts with vendors and consultants, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. The Company reflects research and development expenses in its financial statements by matching those expenses with the period in which services and efforts are expended. The Company accounts for these expenses according to the progress of the preclinical study, as measured by the timing of various aspects of the study or related activities. The Company determines accrual estimates through review of the underlying contracts along with preparation of financial models taking into account discussions with research and other key personnel as to the progress of studies, or other services being conducted. To date, the Company has had no material differences between its estimates of such expenses and the amounts actually incurred. During the course of a study, the Company adjusts its rate of expense recognition if actual results differ from its estimate. Nonrefundable advance payments for goods and services, including fees for process development , are deferred and recognized as expense in the period that the related goods are consumed, or services are performed.

Research and Development

Research and development expenses consist primarily of external and internal costs related to the development of the Company’s SNAP discovery engine and its product candidates and development programs, including employee related salaries, benefits and stock-based compensation charges for those individuals involved in research and development efforts, costs to third-party contractors to perform research and development activities, and associated overhead expenses. Research and development costs are expensed as incurred.

Patent Costs

The Company expenses all costs as incurred in connection with patent applications (including direct application fees, and the legal and consulting expenses related to making such applications) and such costs are included in general and administrative expenses in the Statements of Operations and Comprehensive Loss.

Leases

The Company has operating and finance leases for office and lab space and equipment. At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use asset (“ROU”) upon commencement of the lease using the implicit rate or a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The Company additionally evaluates leases at their inception to determine if they are to be accounted for as an operating lease or a finance lease. A lease is accounted for as a finance lease if it meets one of the following five criteria: the lease has a purchase option that is reasonably certain of being exercised, the present value of the future cash flows is substantially all of the fair market value of the underlying asset, the lease term is for a significant portion of the remaining economic life of the underlying asset, the title to the underlying asset transfers at the end of the lease term, or if the underlying asset is of such a specialized nature that it is expected to have no alternative uses to the lessor at the end of the term. Leases that do not meet the finance lease criteria are accounted for as an operating lease. Operating lease assets represent a right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease liabilities with a term greater than one year and their corresponding ROUs are recognized on the balance sheet at the commencement date of the lease based on the present value of lease payments over the expected lease term. Certain adjustments to the ROU may be required for items such as initial direct costs paid or incentives received. As the Company’s leases do not typically provide an implicit rate, the Company utilizes the appropriate incremental borrowing rate, determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. Lease cost is recognized on a straight-line basis over the lease term and variable lease payments are recognized as operating expenses in the period in which the obligation for those payments is incurred. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space leased by the Company.

Operating and finance ROU assets are reflected in ROU assets. Operating lease liabilities and finance lease liabilities are reflected in leases liabilities, current and noncurrent in the accompanying balance sheets.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee, officer, director and non-employee stock option grants, estimated in accordance with the applicable accounting guidance, recognized on a straight-line basis over the vesting period. The vesting period generally approximates the expected service period of the awards. The Company recognizes forfeitures as they occur.

The fair value of stock options is estimated using a Black-Scholes valuation model on the date of grant. This method requires certain assumptions be used as inputs, such as the fair value of the underlying common stock, expected term of the option before exercise, expected volatility of the Company’s common stock, risk-free interest rate and expected dividend. Options granted have a maximum contractual term of ten years. The Company has limited historical stock option activity and therefore estimates the expected term of stock options granted using the simplified method, which represents the arithmetic average of the original contractual term of the stock option and its weighted-average vesting term. The expected volatility of stock options is based upon the historical volatility of a number of publicly traded companies in similar stages of clinical development. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. The risk-free interest rates used are based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. treasury notes with maturities approximately equal to the expected term of the stock options. The Company has historically not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore has estimated the dividend yield to be zero.

Common Stock Valuation

Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Audit and Accounting Practice Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company has considered the fair value of the common stock as of the grant date. The fair value of the common stock has been determined based upon a variety of factors, including the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions, and the superior rights, preferences and privileges of the preferred stock relative to the common stock at the time of each grant; the progress of the Company’s research and development programs, including their stages of development, and the Company’s business strategy; external market and other conditions affecting the biotechnology industry, and trends within the biotechnology industry; the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results; the lack of an active public market for the Company’s common stock; the likelihood of achieving a liquidity event for the Company’s securityholders, such as an initial public offering or a sale of the company, taking into consideration prevailing market conditions; the hiring of key personnel and the experience of management; and the analysis of initial public offerings and the market performance of peer companies in the biopharmaceutical industry, as well as completed mergers and acquisitions of peer companies.

Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

Convertible Preferred Stock

The Company records convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside the Company’s control, including a deemed liquidation event, holders of the convertible preferred stock can cause redemption for cash. Therefore, convertible preferred stock is classified outside of stockholders’ deficit on the balance sheets as events triggering the liquidation preferences are not solely within the Company’s control. The carrying values of the convertible preferred stock are adjusted to their liquidation preferences if and when it becomes probable that such a liquidation event will occur.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range. The Company has not recorded any such liabilities as of December 31, 2019 and 2020.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2019 and 2020, the Company maintained valuation allowances against its deferred tax assets as the Company concluded it had not met the “more likely than not” to be realized threshold. Changes in the valuation allowance when they are recognized in the provision for income taxes may result in a change in the estimated annual effective tax rate.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability. As of December 31, 2020, the Company had no accrued interest or penalties.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company’s comprehensive loss was the same as its reported net loss for all periods presented.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common stock outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock and common stock equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. The Company’s potentially dilutive securities include convertible preferred stock, unvested common stock issued to founders, unvested common stock upon early exercise of stock options and outstanding stock options under the Company’s equity incentive plan and have been excluded from the computation of diluted net loss per share as they would be anti-dilutive to the net loss per share. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

The following table sets forth the computation of the basic and diluted net loss per share (in thousands, except share and per share amounts):

	Year Ended December 31,
	2019	2020
Numerator:
Net loss	$(4,065)	$(9,336)

Denominator:
Weighted average common shares issued	1,072,175	1,138,890
Less: weighted average unvested founder shares of common stock	(51,781)	(492,174)
Less: weighted average unvested common stock issued upon early exercise of common stock options	—	(52,972)

Weighted average shares used to compute net loss per common share, basic and diluted	1,020,394	593,744

Net loss per share, basic and diluted	$(3.98)	$(15.72)

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because their inclusion would be anti-dilutive.

	As of December 31,
	2019	2020
Convertible preferred stock	—	3,374,560
Unvested restricted common stock subject to repurchase	44,191	381,606
Unvested common stock upon early exercise of stock options	—	88,636
Options to purchase common stock	—	529,269

	44,191	4,374,071

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, the Company’s financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires a lessee to recognize a lease liability and a right-of-use asset for all leases with lease terms of more than 12 months. Additionally, certain qualitative and quantitative disclosures will be required in the financial statements. Companies may adopt this guidance using a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company early adopted this guidance effective January 1, 2019. As a result of the adoption of Topic 842 the Company recognized right-of-use assets and lease liabilities, on January 1, 2019, on its balance sheet. Refer to Note 9 for further information related to the accounting for the lease commitments under Topic 842.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board issued this Update as part of its Simplification Initiative to improve areas of GAAP and reduce cost and complexity while maintaining usefulness. The main provisions remove certain exceptions including the exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. In addition, the amendments simplify income tax accounting in the areas such as income based franchise taxes, eliminating the requirements to allocate consolidated current and deferred tax expense in certain instances and a requirement that an entity reflects the effect of enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. For public companies, the standard is effective for fiscal years beginning after December 15, 2019 and interim periods therein. The Company adopted this ASU on the effective date of January 1, 2020, which did not have a material impact on the results of operations, cash flows, financial condition or related disclosures.

3. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2—Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, prepaid and other current assets, accounts payable, and accrued liabilities, approximate fair value due to their short maturities. Included in cash and cash equivalents at December 31, 2019 and 2020 are $0 and $4.7 million in carrying value and fair value of money market funds based upon a Level 1 fair value assessment. No transfers between levels have occurred during the periods presented.

The Company has elected the fair value option for the SAFEs. The fair value of the SAFEs as of December 31, 2019 was $4.3 million based upon a Level 3 fair value assessment. Changes in fair value for the years ended December 31, 2019 and 2020 which are reported on the Company’s Statements of Operations and Comprehensive Loss were $0.9 million and $15,000, respectively. The SAFEs converted to shares of the Company’s Series A convertible preferred stock on January 6, 2020. Refer to Note 6 for further information on the SAFE.

Liabilities measured at fair value on a recurring basis are as follows (in thousands):

		Fair Value Measurements Using
	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
SAFEs	$4,325	$—	$—	$4,325

The following table provides a reconciliation of all liabilities measured at fair value using level 3 significant unobservable inputs (in thousands):

Simple agreement for future equity
Balance at January 1, 2019	$3,226
Issuance of SAFEs	165
Changes in fair value reflected as change in fair value of SAFEs	934

Balance at December 31, 2019	4,325
Changes in fair value reflected as change in fair value of SAFEs	15
Conversion into Series A convertible preferred stock	(4,340)

Balance at December 31, 2020	$—

4. Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31,
	2019	2020
Equipment	$—	$293
Computers and software	11	33
Furniture and fixtures	14	14

	25	340
Less: accumulated depreciation	(5)	(43)

Total property and equipment, net	$20	$297

The Company recognized $8,000 and $47,000 in depreciation expense for the years ended December 31, 2019 and 2020, respectively.

5. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following (in thousands):

	As of December 31,
	2019	2020
Accrued payroll and other employee benefits	$279	$774
Accrued research and development	—	163
Accrued legal and professional fees	77	67
Accrued other general and administrative fees	8	48

Total accrued and other current liabilities	$364	$1,052

6. Simple Agreements for Future Equity

During 2018 and 2019, the Company entered into SAFEs with investors. The SAFEs granted investors with rights to participate in a future equity financing. The SAFEs contained a number of conversion and redemption provisions, including conversion upon an equity event, and settlement upon liquidity or dissolution events. The Company elected the fair value option of accounting for the SAFEs (see Note 3). The issuance costs related to the SAFEs were therefore recorded as a general and administrative expense in the Statements of Operations and Comprehensive Loss.

On January 6, 2020, the Company entered into a Series A Preferred Stock Purchase agreement which resulted in the conversion of the outstanding SAFEs into 526,074 shares of Series A convertible preferred stock at a conversion price of $6.11 per share.

7. Convertible Preferred Stock and Stockholders’ Deficit

Stockholders’ Deficit

Under the Amended and Restated Certificate of Incorporation dated January 6, 2020, the Company had a total of 16,223,046 shares of capital stock authorized for issuance, consisting of 10,000,000 shares of common stock, par value of $0.0001 per share, and 6,223,046 shares of convertible preferred stock, par value of $0.0001 per share.

Convertible Preferred Stock

The Company entered into the Series A Preferred Stock Purchase Agreement dated January 6, 2020 (“Stock Purchase Agreement”) whereby the Company agreed to issue and sell, and certain investors agreed to purchase up to an aggregate of 5,696,972 shares of Series A convertible preferred stock, at a price of $8.25 per share, in two closings. In January 2020, the Company completed its first closing and issued 2,848,486 shares at a price of $8.25 per share resulting in gross proceeds of $23.5 million and incurred issuance costs of $0.2 million. The Stock Purchase Agreement granted investors the rights and obligations to purchase an additional 2,848,486 shares of Series A convertible preferred stock (“Future Tranche Right”) at a price of $8.25 per share during a second closing which would occur upon triggering of future milestone events, provided that they occur before January 6, 2022. In February 2021, the Company completed its second closing and issued 2,848,486 shares of Series A convertible preferred stock at a price of $8.25 per share for gross proceeds of $23.5 million and incurred issuance costs of $5,000.

The Company determined that the Future Tranche Right did not meet the definition of a freestanding financial instrument as it was not legally detachable. The Future Tranche Right was also evaluated as an embedded derivative and the Company determined it did not meet the definition of a derivative instrument for which bifurcation would be required.

As of December 31, 2020, the Company’s Series A convertible preferred stock has been classified as temporary equity in the accompanying balance sheets given that the holders of the convertible preferred stock could cause certain events to occur that are outside of the Company’s control whereby the Company could be obligated to redeem the convertible preferred stock. The carrying value of the convertible preferred stock is not adjusted to the redemption value until the contingent redemption events are considered to be probable of occurring. The Company’s convertible preferred stock has the following characteristics:

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any class of capital stock of the Company unless the holders of the Series A convertible preferred stock shall first receive, or simultaneously receive, a noncumulative dividend on each outstanding share of the Series A convertible preferred stock equal to an amount as defined in the Company’s Amended and Restated Certificate of Incorporation. No such dividends have been declared or paid through December 31, 2020.

Preferences on Liquidation

The holders of the Series A convertible preferred stock are entitled to receive liquidation preferences, in the event of a change in control, at an amount per share equal to the Series A original issuance price of $8.25, plus any dividends declared but unpaid. Liquidation payments to the holders of the Series A convertible preferred stock have priority and are made in preference to any payments to the holders of common stock.

After full payment of the liquidation preference to the holders of the Series A convertible preferred stock, the remaining assets, if any, will be distributed to the holders of the Series A convertible preferred stock and common stock, pro rata based on the number of shares held by each holder, treating for this purpose all such securities as if they had been converted to common stock.

Conversion Rights

The shares of Series A convertible preferred stock are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. The conversion rate for the convertible preferred stock is determined by dividing the original issue price by the conversion price. The conversion price is initially the original issue price, but is subject to adjustment for dividends, stock splits, and other distributions. The conversion rate at December 31, 2020 for the Series A convertible preferred stock into common stock was 1:1.

Each share of Series A convertible preferred stock will be automatically converted into common stock at the then effective conversion rate (i) upon the closing of the sale of common stock to the public at a price of at least two and a half times the Series A original issuance price of $8.25 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $65.0 million of gross proceeds to the Company, or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of 60% of the outstanding shares of Series A convertible preferred stock.

Redemption Rights

The holders of Series A convertible preferred stock do not have any redemption rights, except upon certain liquidation and dissolution events that are outside of the Company’s control.

Voting

The holder of each share of Series A convertible preferred stock is entitled to one vote for each share of common stock into which such shares of Series A convertible preferred stock could then be converted and shall vote together with the holders of common stock as a single class, on an as-converted to common stock basis.

Common Stock

As of December 31, 2019 and 2020, of the 8,000,000 and 10,000,000 authorized shares of common stock, respectively, 1,085,918 and 1,174,554 shares were issued, respectively, and 1,041,727 and 704,312 shares were outstanding, respectively.

The voting, dividend, and liquidation rights of the holders of the common stock are subject to, and qualified by, the rights, preferences and privileges of the holders of the Series A convertible preferred stock. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders.

Common stock reserved for future issuance consisted of the following:

As of December 31, 2020
Convertible preferred stock	3,374,560
Common stock options granted and outstanding	529,269
Shares available for future issuance under the 2020 equity incentive plan	11,005

Total common stock reserved for future issuance	3,914,834

Since inception, the Company has issued 1,085,918 shares of restricted common stock at a price of $0.0001 per share to certain founders of the Company (“Founders Stock”). The Company maintains a repurchase right whereby the Founders Stock are released from such repurchase right over a period of time of continued service by the recipient. Any shares subject to repurchase by the Company are not deemed, for accounting purposes, to be outstanding until those shares vest. Unvested outstanding Founders Stock as of December 31, 2019 and 2020 were 44,191 and 381,606 shares, respectively. The amount recorded as liabilities associated with shares issued with repurchase rights were immaterial as of December 31, 2019 and 2020.

In January 2020, in connection with the issuance of the Series A convertible preferred stock, the Company’s founders agreed to modify their outstanding Founders Stock to include vesting provisions that require continued service to the Company in order to vest in those shares. As such, the 562,800 modified shares of common stock became compensatory upon such modification. The total compensation cost resulting from the modification was $0.9 million, which will be recognized over the vesting term of three years had a measurement date fair value of $1.58 per share. For the year ended December 31, 2020, 187,596 shares vested and the Company recognized $0.3 million of stock-based compensation related to the awards. As of December 31, 2020, the total unrecognized compensation expense related to unvested Founders Stock was $0.6 million expected to be recognized over a weighted-average period of approximately 2.0 years.

Stock Options

In January 2020, the Company adopted the 2020 Equity Incentive Plan (the “Plan”). The Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards.

The Plan was amended in December 2020 to increase the total number of shares reserved under the Plan to 628,910.

Options granted under the Plan are exercisable at various dates as determined upon grant and will expire no more than ten years from their date of grant. The exercise price of each option shall be determined by the Board of Directors based on the estimated fair value of the Company’s stock on the date of the option grant. The exercise price shall not be less than 100% of the fair market value of the Company’s common stock at the time the option is granted. Most option grants generally vest 25% on the first anniversary of the original vesting commencement date, with the balance vesting monthly over the remaining three years and early exercise is permitted. The vesting period generally occurs over four years unless there is a specific performance vesting trigger at which time those shares will vest when the performance trigger is probable to occur.

A summary of the Company’s stock option activity under the Plan is as follows (in thousands, except share and per share data and years):

	Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contract Term	Aggregate Intrinsic Value
Outstanding at December 31, 2019	—	$—	—	$—
Granted	667,836	$1.58
Exercised	(88,636)	$1.58
Cancelled	(49,931)	$1.58

Outstanding at December 31, 2020	529,269	$1.58	9.4	$—

Exercisable at December 31, 2020	417,179	$1.58	9.5	$—

Vested and expected to vest as of December 31, 2020	529,269	$1.58	9.4	$—

For the year ended December 31, 2020, the total grant date fair value of vested options was $16,000.

The weighted-average grant date fair value of employee option grants for the year ended December 31, 2020 was $1.23 per share.

Liability for Early Exercise of Stock Options

Certain individuals were granted the ability to early exercise their stock options. The shares of common stock issued from the early exercise of unvested stock options are restricted and continue to vest in accordance with the original vesting schedule. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination. The shares purchased by the employees and non-employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the accompanying balance sheet and will be transferred into common stock and additional paid-in capital as the shares vest. As of December 31, 2020, 88,636 unvested shares issued under early exercise provisions were subject to repurchase by the Company. As of December 31, 2020, the Company recorded $0.1 million, associated with shares issued with repurchase rights in other long-term liabilities.

Stock-Based Compensation Expense

The Company recognized stock-based compensation expense of $0.1 million in research and development expense and $0.3 million in general and administrative expense for the year ended December 31, 2020. The Company did not grant any stock options during the year ended December 31, 2019.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee and nonemployee stock option grants issued during 2020 were as follows:

Year Ended December 31, 2020
Stock price	$1.58
Risk-free rate of interest	0.3% - 1.5%
Expected term (years)	5.6 - 6.1
Expected stock price volatility	92.9 - 97.7%
Dividend yield	—

As of December 31, 2020, the unrecognized compensation cost related to outstanding employee and nonemployee options was $0.6 million and is expected to be recognized as expense over approximately 3.5 years.

During 2020, the Company granted 39,603 shares of employee and nonemployee performance options. The options vesting is contingent on the achievement of a development candidate and also include a service condition of four years from the achievement of the performance condition. The Company determined the performance condition was probable of achievement and therefore, the Company recognized compensation expense of $16,000 for the year ended December 31, 2020. The unrecognized compensation costs related to outstanding performance options was $31,000 as of December 31, 2020.

8. Income Taxes

The following is a reconciliation between the provision for income taxes and income taxes computed using the U.S. federal statutory corporate tax rate for the years ended December 31, 2019 and 2020 is as follows (in thousands):

	Year Ended December 31,
	2019	2020
Expected tax benefit at statutory rate	(853)	(1,960)
State income tax, net of federal benefit	(218)	(12)
Permanent items and other	221	102
Research credits	(57)	(70)
Change in valuation allowance	908	1,941

	1	1

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2019 and 2020 are as follows (in thousands):

	As of December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforwards	943	2,711
Tax credits	77	144
Others, net	38	186

Total deferred tax assets	1,058	3,041
Valuation allowance	(1,057)	(2,998)

Deferred tax assets, net of valuation allowance	1	43
Deferred tax liabilities:
Depreciation	(1)	(7)
Right of use assets	—	(36)

Total deferred tax liabilities	(1)	(43)

Net deferred tax assets / (liabilities)	—	—

The Company has established a valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets. The Company periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred assets are realizable, the valuation allowance will be reduced. The Company has recorded a full valuation allowance of $3.0 million as of December 31, 2020 as management cannot conclude that it is more likely than not that certain deferred tax assets will be realized primarily due to the history of losses from inception. The Company increased its valuation allowance by approximately $1.9 million during the year ended December 31, 2020.

At December 31, 2020, the Company had federal and state tax loss carry forwards of approximately $11.7 million and $3.7 million, respectively. As a result of the Tax Cuts and Jobs Act of 2017, for U.S. income tax purposes, net operating losses generated after December 31, 2017 can be carried forward indefinitely, but are limited to 80% utilization against future taxable income after January 1, 2021. Of the amount of federal net operating loss carryforwards, $11.7 million can be carried forward indefinitely. Unless previously utilized, the state net operating losses will begin to expire in 2038.

At December 31, 2020, the Company has federal and California research and development tax credits of $0.1 million and $0.2 million, respectively. The federal research and development tax credits begin to expire in 2038 unless previously utilized. The California research and development tax credits carry forward indefinitely.

Pursuant to the Internal Revenue Code (IRC) Sections 382 and 383, annual use of the Company’s NOL and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an ownership change analysis pursuant to IRC Section 382. If ownership changes have occurred or occurs in the future, the amount of remaining tax attribute carryforwards available to offset taxable income and income tax expense in future years may be restricted or eliminated. If eliminated, the related asset would be removed from deferred tax assets with a corresponding reduction in the valuation allowance.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgement based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination by tax authorities.

The following table summarizes the changes to the Company’s gross unrecognized tax benefits for the years ended December 31, 2019 and 2020, respectively (in thousands):

	Year Ended December 31,
	2019	2020
Beginning balance at January 1	$—	$—
Additions related to current year positions	—	91

Ending balance at December 31	$—	$91

Due to the existence of the valuation allowance, future recognition of previously unrecognized tax benefits will not impact the Company’s effective tax rate. The Company is subject to taxation in the United States and various state jurisdictions. All of the Company’s tax years from inception are subject to examination by federal and state tax authorities. The Company’s practice is to recognize interest and penalties related to income tax matters in income tax expense.

The Company had no accrued interest or penalties related to income tax matters in the Company’s balance sheet as of December 31, 2020 and has not recognized interest or penalties in the Company’s Statements of Operations and Comprehensive Loss for the year ended December 31, 2020. Further, the Company is not currently under examination by any federal, state or local tax authority.

The CARES Act provides sweeping tax changes in response to the COVID-19 pandemic. Some of the more significant provisions are removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years, and increasing the ability to deduct interest expense, as well as amending certain provisions of the previously enacted Tax Cuts and Jobs Act. As of December 31, 2020, the Company has not recorded any material adjustments to its income tax provision related to the provisions within the CARES Act. The Company will continue to analyze the impact that the CARES Act will have, if any, on its financial position, results of operations or cash flows.

9. Leases

As of December 31, 2020, the Company had operating leases for office and lab space in Carlsbad, California and a finance lease for equipment.

The following table presents the balances for operating and finance leases ROU assets and lease liabilities (in thousands):

	As of December 31,
	2019	2020
Assets
Operating lease assets	$226	$148
Finance lease assets	30	21

Total lease assets	$256	$169

Liabilities
Operating lease liabilities, current	$122	$133
Operating lease liabilities, noncurrent	106	—
Finance lease liabilities, current	17	9
Finance lease liabilities, noncurrent	8	—

Total lease liabilities	$253	$142

As of December 31, 2020, the Company paid cash security deposits totaling $17,000, of which all is refundable in November 2021 and is included in prepaids and other current assets in the Company’s balance sheet.

The components of lease expense include operating and finance lease costs. For the years ended December 31, 2019 and 2020, operating lease costs were $0.1 million and $0.2 million, respectively. For the years ended December 31, 2019 and 2020, finance lease costs consisted of $4,000 and $9,000 in amortization and $1,000 and $1,000 of interest expense, respectively. Amortization is recorded in research and development expenses and interest expense is recorded in other expenses in the Statements of Operations and Comprehensive Loss.

Maturities of lease liabilities, weighted-average remaining term and weighted-average discount rate were as follows (in thousands):

	As of December 31, 2020
	Operating Leases	Finance Lease
Year ending December 31, 2021	$137	$9
2022	—	—
2023	—	—
2024	—	—
Thereafter	—	—

Total minimum lease payments	137	9
Less: amount representing interest	(4)	—

Present value of lease liabilities	133	9
Less: current portion of lease liabilities	(133)	(9)

Lease liabilities, noncurrent	$—	$—

	As of December 31,
	2019	2020
Weighted-average remaining lease term (years)—operating leases	1.8	0.8
Weighted-average remaining lease term (years)—finance lease	1.5	0.6
Weighted-average incremental borrowing rate—operating leases	7.50%	7.50%
Weighted-average incremental borrowing rate—finance lease	7.50%	7.50%

For the year ended December 31, 2019 and 2020, operating cash flows included $0.1 million and $0.2 million of cash paid for amounts included in the measurement of operating lease liabilities, respectively, and $1,000 and $1,000 of cash paid for amounts included in the measurement of finance lease liabilities, respectively. For the year ended December 31, 2019 and 2020, financing cash flows included $8,000 and $17,000 of cash paid for amounts included in the measurement of finance lease liabilities, respectively.

In August 2020, the Company entered into an operating lease for office and lab space in Carlsbad, California (the “New Lease”). The Company paid a cash security deposit of $21,000, of which all is refundable at the end of the lease term and is included in long-term assets in the Company’s balance sheet as of December 31, 2020. Additionally, as part of the terms of the lease agreement, the Company is required to maintain a letter of credit of $0.2 million which must remain in place until 2023 at the earliest and is considered a non-current asset as of December 31, 2020. The New Lease is expected to commence in the second quarter of 2021 and projected lease payments over the life of the lease are expected to be $1.5 million, with a lease expiration of 60 months from lease commencement as defined in the lease agreement. The Company has the option to renew the lease for two additional thirty-six-month periods.

10. License Agreement

In May 2019, the Company entered into a license agreement (the “License Agreement”) with Emory University (“Emory”). Under the License Agreement, the Company licensed the exclusive, royalty-bearing, sublicensable, rights to certain know-how, patents, and patent applications to pursue the development and commercialization of certain inventions and technology for the treatment of disease. As consideration of the license, the Company agreed to pay an upfront fee of $0.1 million, which the Company immediately expensed as research and development expense in the Statements of Operations and Comprehensive Loss as there was no alternative future use for the license. Under the License Agreement, the Company agreed to make future development and regulatory milestone payments of up to $0.2 million, commercial milestone payments of up to $0.2 million and sales milestone payments of up to $0.5 million. The Company also agreed to pay 1.75% of the net selling price of all royalty-bearing products that are covered by an issued patent included in the License Agreement. As of December 31, 2020, no milestones had been accrued as there were no potential milestones yet considered probable.

Within the terms of the License Agreement, the Company may provide a 90-day written notice of termination. In February 2021, the Company provided notice to Emory of their decision to voluntarily terminate the License Agreement as the license was unrelated to the Company’s current technology and was no longer relevant to the Company’s product pipeline. The license agreement was effectively terminated in May 2021.

11. Employee Benefits

The Company offers a 401(k) plan (“401(k) Plan”) for all employees who have met certain eligibility requirements. Under the 401(k) Plan, employees may elect to contribute a portion of their eligible compensation, subject to certain limitations. The Company did not make any matching employer contributions to the 401(k) Plan as of and for the years ended December 31, 2019 and 2020.

12. Subsequent Events

For the purposes of the financial statements as of December 31, 2020 and the year then ended, the Company has evaluated the subsequent events through May 28, 2021, the date the audited annual financial statements were issued.

In March 2021, the Company issued 3,874,793 shares of Series B convertible preferred stock at a price of $27.4337 per share for gross proceeds of $106.3 million.

The Company entered into an agreement on March 18, 2021 to sublease office space in Carlsbad, California for general office use which commenced on March 22, 2021 and will expire on November 30, 2021.

Tyra Biosciences, Inc.

Balance Sheets

(in thousands, except share and par value data)

	December 31, 2020	March 31, 2021
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$15,224	$140,638
Prepaid and other current assets	57	190

Total current assets	15,281	140,828
Restricted cash	243	243
Property and equipment, net	297	350
Right-of-use asset	169	117
Other long-term assets	21	271

Total assets	$16,011	$141,809

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$664	$841
Lease liabilities, current	142	88
Accrued and other current liabilities	1,052	606

Total current liabilities	1,858	1,535
Other long-term liabilities	140	522

Total liabilities	1,998	2,057
Commitments and contingencies (Note 2)
Convertible preferred stock:
Series A convertible preferred stock, $0.0001 par value; 6,223,046 shares authorized at December 31, 2020 and March 31, 2021 (unaudited), respectively; 3,374,560 and 6,223,046 shares issued and outstanding at December 31, 2020 and March 31, 2021 (unaudited), respectively; $51,340 aggregate liquidation preference at March 31, 2021 (unaudited)	27,651	51,146
Series B convertible preferred stock, $0.0001 par value; 0 and 3,874,793 shares authorized at December 31, 2020 and March 31, 2021 (unaudited), respectively; 0 and 3,874,793 shares issued and outstanding at December 31, 2020 and March 31, 2021 (unaudited), respectively; $106,300 aggregate liquidation preference at March 31, 2021 (unaudited)	—	106,128
Stockholders’ deficit:
Common stock, $0.0001 par value; 10,000,000 and 12,987,667 shares authorized at December 31, 2020 and March 31, 2021 (unaudited), respectively; 1,174,554 and 1,510,292 shares issued at December 31, 2020 and March 31, 2021 (unaudited), respectively and 704,312 and 848,960 shares outstanding at December 31, 2020 and March 31, 2021 (unaudited); respectively	—	—
Additional paid-in capital	439	764
Accumulated deficit	(14,077)	(18,286)

Total stockholders’ deficit	(13,638)	(17,522)

Total liabilities, convertible preferred stock and stockholders’ deficit	$16,011	$141,809

See accompanying notes to unaudited financial statements.

Tyra Biosciences, Inc.

Statements of Operations and Comprehensive Loss

(unaudited)

(in thousands, except share and per share data)

	Three Months Ended March 31,
	2020	2021
Operating expenses:
Research and development	$993	$3,522
General and administrative	463	689

Total operating expenses	1,456	4,211

Loss from operations	(1,456)	(4,211)
Other (expense) income:
Interest income	—	2
Change in fair value of simple agreement for future equity	(15)	—
Other expense	(3)	—

Total other (expense) income	(18)	2

Net loss and comprehensive loss	$(1,474)	$(4,209)

Net loss per share, basic and diluted	$(2.77)	$(5.44)

Weighted-average shares used to compute net loss per share, basic and diluted	531,832	773,611

See accompanying notes to unaudited financial statements.

Tyra Biosciences, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(unaudited)

(in thousands, except share amounts)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	—	$—	—	$—	1,041,727	$—	$—	$(4,741)	$(4,741)
Issuance of Series A convertible preferred stock upon conversion of simple agreement for future equity	526,074	4,340	—	—	—	—	—	—	—
Issuance of Series A convertible preferred stock, net of issuance costs	2,848,486	23,311	—	—	—	—	—	—	—
Incremental vesting conditions placed on previously issued common shares	—	—	—	—	(562,800)	—	—	—	—
Vesting of shares of common stock subject to repurchase	—	—	—	—	56,662	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	108	—	108
Net loss	—	—	—	—	—	—	—	(1,474)	(1,474)

Balance at March 31, 2020	3,374,560	$27,651	—	$—	535,589	$—	$108	$(6,215)	$(6,107)

Balance at December 31, 2020	3,374,560	$27,651	—	$—	704,312	$—	$439	(14,077)	$(13,638)
Issuance of Series A convertible preferred stock, net of issuance costs	2,848,486	23,495	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs	—	—	3,874,793	106,128	—	—	—	—	—
Issuance of common stock for stock option exercises	—	—	—	—	53,599	—	85	—	85
Vesting of shares of common stock subject to repurchase	—	—	—	—	91,049	—	66	—	66
Stock-based compensation	—	—	—	—	—	—	174	—	174
Net loss	—	—	—	—	—	—	—	(4,209)	(4,209)

Balance at March 31, 2021	6,223,046	$51,146	3,874,793	$106,128	848,960	$—	$764	$(18,286)	$(17,522)

See accompanying notes to unaudited financial statements.

Tyra Biosciences, Inc.

Statements of Cash Flows

(unaudited)

(in thousands)

	Three Months Ended March 31,
	2020	2021
Cash flows from operating activities:
Net loss	$(1,474)	$(4,209)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	4	22
Stock-based compensation	108	174
Change in fair value of SAFE commitments	15	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	96	(36)
Accounts payable, accrued expenses and other liabilities	(236)	(722)
Right-of-use assets and lease liabilities, net	1	—

Net cash used in operating activities	(1,486)	(4,771)

Cash flows from investing activities:
Purchases of property and equipment	(56)	(60)

Net cash used in investing activities	(56)	(60)

Cash flows from financing activities:
Proceeds from the issuance of Series A convertible preferred stock, net of issuance costs	23,311	23,495
Proceeds from the issuance of Series B convertible preferred stock, net of issuance costs	—	106,276
Proceeds from exercise of stock options	—	85
Proceeds from early exercise of stock options	21	447
Payments of deferred offering costs	—	(54)
Payments for financing lease	(4)	(4)

Net cash provided by financing activities	23,328	130,245

Net cash increase for the period	21,786	125,414
Cash, cash equivalents and restricted cash at beginning of the quarter	108	15,467

Cash, cash equivalents and restricted cash at end of the quarter	$21,894	$140,881

Reconciliation of cash, cash equivalents and restricted cash to the balance sheet
Cash and cash equivalents	$21,894	$140,638
Restricted cash	—	243

Total cash, cash equivalents and restricted cash	$21,894	$140,881

Supplemental disclosure of cash flow information
Non-cash investing and financing activities:
Purchases of equipment included in accounts payable	10	18
Issuance of convertible preferred stock in exchange for simple agreement for future equity	4,340	—
Deferred offering costs included in accounts payable and accrued expenses	—	145
Series B issuance costs included in accounts payable and accrued expenses	—	148

See accompanying notes to unaudited financial statements.

Notes to Financial Statements

(unaudited)

1. Organization and Basis of Presentation

Organization

Tyra Biosciences, Inc. (the “Company”) was incorporated in the state of Delaware on August 2, 2018. The Company is a precision oncology company designing and developing purpose-built therapies specifically designed to overcome therapy resistance and improve the lives of cancer patients whose tumors have acquired resistance over the course of therapy to currently available treatments.

The Company has devoted substantially all of its efforts to research and development and has not generated revenues from its principal operations.

Liquidity

From inception to March 31, 2021, the Company has devoted substantially all of its resources to organizing and staffing the company, business planning, raising capital, developing its proprietary SNAP discovery engine, undertaking research and development activities for its development programs, establishing its intellectual property portfolio, and providing general and administrative support for its operations. The Company has a limited operating history, has never generated any revenue, and the sales and income potential of its business is unproven. The Company has incurred net losses and negative cash flows from operating activities since its inception and expects to continue to incur net losses into the foreseeable future as it continues to develop its current and future product candidates. From inception to March 31, 2021, the Company has funded its operations primarily through its Series A and Series B convertible preferred stock financing. In February 2021, the Company received $23.5 million in gross proceeds from the sale of the second tranche of Series A convertible stock. Additionally, in March 2021, the Company received $106.3 million in gross proceeds from the sale of Series B convertible preferred stock.

As the Company continues to pursue its business plan, it expects to finance its operations through a combination of equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, there can be no assurance that any additional financing or strategic transactions will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it may need to delay, reduce or eliminate its product development or future commercialization efforts, which could have a material adverse effect on the Company’s business, results of operations or financial condition. The accompanying financial statements do not include any adjustments that might be necessary if it were unable to continue as a going concern.

Basis of Presentation

The accompanying unaudited financial statements as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and pursuant to Article 10 of Regulation S-X of the Securities Act of 1933, as amended. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. These unaudited financial statements include only normal and recurring adjustments that the Company believes are necessary to fairly state the Company’s financial position and the results of its operations and cash flows. The results for the three months ended March 31, 2021 are not necessarily indicative of the results expected for the full fiscal year or any subsequent interim period. The balance sheet at March 31, 2021 has been derived from the financial statements at that date but does not include all disclosures required by GAAP for complete financial statements. Because all of the disclosures required by GAAP for complete financial statements are not included herein, these unaudited financial statements and the notes accompanying them should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2020 included elsewhere in this Registration Statement on Form S-1 filed with the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the audited financial statements for the periods ended December 31, 2019 and 2020, included elsewhere in this prospectus. Since the date of those financial statements, there have been no changes to its significant accounting policies, except as noted below.

Deferred Offering Costs

The Company capitalizes costs that are directly associated with in-process equity financings in other long-term assets until such financings are consummated, at which time such costs are recorded against the gross proceeds of the offering. Should an in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the Statements of Operations and Comprehensive Loss.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range. The Company has not recorded any such liabilities as of December 31, 2020 and March 31, 2021.

Recently Issued Accounting Pronouncements

There were no other significant updates not already disclosed in the Company’s audited financial statements for the years ended December 31, 2019 and 2020 to the recently issued accounting standards for the three months ended March 31, 2021. Although there are several other new accounting pronouncements issued or proposed by the FASB, the Company does not believe any of those accounting pronouncements have had or will have a material impact on its financial position or operating results.

3. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2—Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, prepaid and other current assets, accounts payable, and accrued liabilities, approximate fair value due to their short maturities. Included in cash and cash equivalents at December 31, 2020 and March 31, 2021 are money market funds with a carrying value and fair value of $4.7 million and $130.1 million, respectively, based upon a Level 1 fair value assessment. No transfers between levels have occurred during the periods presented.

None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during the periods presented.

4. Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31, 2020	As of March 31, 2021
Equipment	$293	$351
Computers and software	33	48
Furniture and fixtures	14	14

	340	413
Less: accumulated depreciation	(43)	(63)

Total property and equipment, net	$297	$350

The Company recognized $4,000 and $22,000 in depreciation expense for the three months ended March 31, 2020 and 2021, respectively.

5. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following (in thousands):

	As of December 31, 2020	As of March 31, 2021
Accrued payroll and other employee benefits	$774	$70
Accrued research and development	163	193
Accrued legal and professional fees	67	308
Accrued other general and administrative fees	48	35

Total accrued and other current liabilities	$1,052	$606

6. Simple Agreements for Future Equity (“SAFEs”)

During 2018 and 2019, the Company entered into SAFEs with investors. The SAFEs granted investors with rights to participate in a future equity financing. The SAFEs contained a number of conversion and redemption provisions, including conversion upon an equity event, and settlement upon liquidity or dissolution events. The Company elected the fair value option of accounting for the SAFEs. On January 6, 2020, the Company entered into a Series A Preferred Stock Purchase agreement which converted the outstanding SAFEs into 526,074 shares of Series A convertible preferred stock at a conversion price of $6.11 per share.

7. Convertible Preferred Stock and Stockholders’ Deficit

Stockholders’ Deficit

Under the Amended and Restated Certificate of Incorporation dated March 5, 2021, the Company had a total of 23,085,506 shares of capital stock authorized for issuance, consisting of 12,987,667 shares of common stock, par value of $0.0001 per share, and 10,097,839 shares of preferred stock, par value of $0.0001 per share.

Convertible Preferred Stock

The Company entered into the Series A Preferred Stock Purchase Agreement dated January 6, 2020 (“Stock Purchase Agreement”) whereby the Company agreed to issue and sell, and certain investors agreed to purchase up to an aggregate of 5,696,972 shares of Series A convertible preferred stock, at a price of $8.25 per share, in two closings. In January 2020, the Company completed its first closing and issued 2,848,486 shares at a price of $8.25 per share resulting in gross proceeds of $23.5 million and incurred issuance costs of $0.2 million. The Stock Purchase Agreement granted investors the rights and obligations to purchase an additional 2,848,486 shares of Series A convertible preferred stock (“Future Tranche Right”) at a price of $8.25 per share during a second closing which would occur upon triggering of future milestone events, provided that they occur before January 6, 2022. In February 2021, the Company completed its second closing and issued 2,848,486 shares of Series A convertible preferred stock at a price of $8.25 per share for gross proceeds of $23.5 million and incurred issuance costs of $5,000.

The Company determined that the Future Tranche Right did not meet the definition of a freestanding financial instrument as it was not legally detachable. The Future Tranche Right was also evaluated as an embedded derivative and the Company determined it did not meet the definition of a derivative instrument for which bifurcation would be required.

In March 2021, the Company entered into the Series B Preferred Stock Purchase Agreement under which it issued 3,874,793 shares of Series B convertible preferred stock, at a price of $27.4337 per share, resulting in net proceeds of $106.1 million excluding issuance costs of $0.2 million.

As of December 31, 2020 and March 31, 2021, the Company’s convertible preferred stock has been classified as temporary equity in the accompanying balance sheets given that the holders of the convertible preferred stock could cause certain events to occur that are outside of the Company’s control whereby the Company could be obligated to redeem the convertible preferred stock. The carrying value of the convertible preferred stock is not adjusted to the redemption value until the contingent redemption events are considered to be probable of occurring. The Company’s convertible preferred stock has the following characteristics:

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any class of capital stock of the Company unless the holders of the Series A and Series B convertible preferred stock shall first receive, or simultaneously receive, a noncumulative dividend on each outstanding share of the Series A convertible preferred stock equal to an amount as defined in the Company’s Amended and Restated Certificate of Incorporation. No such dividends have been declared or paid through March 31, 2021.

Preferences on Liquidation

The holders of the Series A and Series B convertible preferred stock are entitled to receive liquidation preferences, in the event of a change in control, at an amount per share equal to the greater of (i) the Series A and Series B original issuance price of $8.25 and $27.4337, respectively, plus any dividends declared but unpaid or (ii) such amount per share as would have been payable had all shares of Series A and Series B preferred stock been converted into common stock. Liquidation payments will be distributed ratably to the holders of the Series A and Series B convertible preferred stock and have priority and are made in preference to any payments to the holders of common stock.

After full payment of the liquidation preference to the holders of the Series A and Series B convertible preferred stock, the remaining assets, if any, will be distributed to the holders of the Series A and Series B convertible preferred stock and common stock, pro rata based on the number of shares held by each holder, treating for this purpose all such securities as if they had been converted to common stock.

Conversion Rights

The shares of Series A and Series B convertible preferred stock are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution adjustments. The conversion rate for the convertible preferred stock is determined by dividing the original issue price by the conversion price. The conversion price is initially the original issue price, but is subject to adjustment for dividends, stock splits, and other distributions. The conversion rate at March 31, 2021 for the Series A and Series B convertible preferred stock into common stock was 1:1.

Each share of Series A and Series B convertible preferred stock will be automatically converted into common stock at the then effective conversion rate (i) upon the closing of the sale of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $75.0 million of gross proceeds to the Company, or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of 60% of the outstanding shares of Series A and Series B convertible preferred stock.

Redemption Rights

The holders of Series A and Series B convertible preferred stock do not have any redemption rights, except upon certain liquidation and dissolution events that are outside of the Company’s control.

Voting

The holder of each share of Series A and Series B convertible preferred stock are entitled to one vote for each share of common stock into which such shares of Series A and Series B convertible preferred stock could then be converted and shall vote together with the holders of common stock as a single class and on an as-converted to common stock basis.

Common Stock

As of December 31, 2020 and March 31, 2021, of the 10,000,000 and 12,987,667 authorized shares of common stock, respectively, 1,174,554 and 1,510,292 shares were issued, respectively and 704,312 and 848,960 shares were outstanding, respectively.

The voting, dividend, and liquidation rights of the holders of the common stock are subject to, and qualified by, the rights, preferences and privileges of the holders of the Series A convertible preferred stock. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders.

Common stock reserved for future issuance consisted of the following:

	As of December, 31 2020	As of March, 31 2021
Convertible preferred stock	3,374,560	10,097,839
Common stock options granted and outstanding	529,269	865,032
Shares available for future issuance under the 2020 equity incentive plan	11,005	514,504

Total common stock reserved for future issuance	3,914,834	11,477,375

Since inception, the Company has issued 1,085,918 shares of restricted common stock at a price of $0.0001 per share to certain founders of the Company (“Founders Stock”). The Company maintains a repurchase right whereby the Founders Stock are released from such repurchase right over a period of time of continued service by the recipient. Any shares subject to repurchase by the Company are not deemed, for accounting purposes, to be outstanding until those shares vest. Unvested outstanding Founders Stock as of December 31, 2020 and March 31, 2021 were 381,606 and 332,643 shares, respectively. The amount recorded as liabilities associated with shares issued with repurchase rights were immaterial as of December 31, 2020 and March 31, 2021.

In January 2020, in connection with the issuance of the Series A convertible preferred stock, the Company’s founders agreed to modify their outstanding Founders Stock to include vesting provisions that require continued service to the Company in order to vest in those shares. As such, the 562,800 modified shares of common stock became compensatory upon such modification. The total compensation cost resulting from the modification was $0.9 million, which will be recognized over the vesting term of three years had a measurement date fair value of $1.58 per share. For the three months ended March 31, 2020 and 2021, 46,899 shares vested in each period and the Company recognized $0.1 million of stock-based compensation for each period related to the awards. As of March 31, 2021, the total unrecognized compensation expense related to unvested Founders Stock was $0.5 million expected to be recognized over a weighted-average period of approximately 1.8 years.

Stock Options

In January 2020, the Company adopted the 2020 Equity Incentive Plan (the “Plan”). The Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards.

The Plan was amended in March 2021 to increase the total number of shares reserved under the Plan to 1,803,910.

A summary of the Company’s stock option activity under the Plan is as follows (in thousands, except share amounts):

	Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contract Term	Aggregate Intrinsic Value
Outstanding at December 31, 2020	529,269	$1.58	9.4	$—
Granted	671,501	$5.82
Exercised	(335,738)	$1.59		$266

Outstanding at March 31, 2021	865,032	$4.87	9.7	$833

Exercisable at March 31, 2021	196,311	$1.59	9.1	$833

Vested and expected to vest as of March 31, 2021	865,032	$4.87	9.7	$833

For the three months ended March 31, 2020 and 2021, the total grant date fair value of vested options was $10,000 and $0.2 million, respectively.

The weighted-average grant date fair value of employee option grants for the three months ended March 31, 2020 and 2021 was $1.23 and $4.57 per share, respectively.

Liability for Early Exercise of Stock Options

Certain individuals were granted the ability to early exercise their stock options. The shares of common stock issued from the early exercise of unvested stock options are restricted and continue to vest in accordance with the original vesting schedule. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination. The shares purchased by the employees and non-employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the accompanying balance sheets and will be transferred into common stock and additional paid-in capital as the shares vest. As of December 31, 2020 and March 31, 2021, 88,636 and 328,689 unvested shares issued under early exercise provisions were subject to repurchase by the Company, respectively. As of December 31, 2020 and March 31, 2021, the Company recorded $0.1 million and $0.5 million, respectively, associated with shares issued with repurchase rights in other long-term liabilities.

Stock-Based Compensation Expense

The Company recognized stock-based compensation expense of $40,000 and $79,000 in research and development expense and $68,000 and $95,000 in general and administrative expense for the three months ended March 31, 2020 and 2021, respectively.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee and nonemployee stock option grants issued the three months ended March 31, 2020 and 2021 were as follows:

	Three Months Ended March 31,
	2020	2021
Stock Options:
Stock price	$1.58	$2.57 - 5.83
Risk-free rate of interest	0.6 - 1.5%	0.8 - 1%
Expected term (years)	5.8 - 6.1	6.0 - 6.1
Expected stock price volatility	92.9 - 97.5%	99.7 - 99.9%
Dividend yield	—	—

As of March 31, 2021, the unrecognized compensation cost related to outstanding employee and nonemployee options was $3.6 million, and is expected to be recognized as expense over approximately 3.9 years.

8. Net Loss Per Share

The following table sets forth the computation of the basic and diluted net loss per share (in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2020	2021
Numerator:
Net loss	(1,474)	(4,209)

Denominator:
Weighted average common shares outstanding	1,092,061	1,314,423
Less: weighted average unvested founder shares of common stock	(554,086)	(363,802)
Less: weighted average unvested common stock issued upon early exercise of common stock options	(6,143)	(177,010)

Weighted average shares used to compute net loss per common share, basic and diluted	531,832	773,611

Net loss per share, basic and diluted	(2.77)	(5.44)

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because their inclusion would be anti-dilutive.

	Three Months Ended March 31,
	2020	2021
Convertible preferred stock	3,374,560	10,097,839
Unvested restricted common stock subject to repurchase	550,329	332,643
Unvested common stock upon early exercise of stock options	13,000	328,689
Options to purchase common stock	426,773	865,032

	4,364,662	11,624,203

9. License Agreement

In May 2019, the Company entered into a license agreement (the “License Agreement”) with Emory University (“Emory”) to obtain rights to certain know-how, patents, and patent applications to pursue the development and commercialization of certain inventions and technology for the treatment of disease. In February 2021, the Company provided 90-day notice to Emory of their decision to voluntarily terminate the License Agreement. There were no milestones payments met or paid in the three months ended March 31, 2021.

10. Subsequent Events

For the purposes of the interim financial statements as of March 31, 2021, the Company has evaluated the subsequent events through May 28, 2021, the date the interim financial statements were issued. The Company has concluded that no subsequent event has occurred that requires disclosure.

Through and including                         , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Common Stock

PROSPECTUS

BofA Securities

Jefferies

Cowen

                    , 2021

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Amount paid or to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding unregistered securities issued by us since our inception on August 2, 2018. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Securities

1. Between October 2018 and March 2019, the Company entered into SAFEs with investors for an aggregate principal purchase price of $3,214,467. The SAFEs granted investors rights to participate in a future equity financing. In January 2020, the SAFEs converted into 526,074 shares of our Series A Preferred Stock at a conversion price of $6.11 per share.

2. In January 2020, we issued and sold an aggregate of 2,848,486 Series A preferred shares at a price per share of $8.25 for aggregate cash consideration of approximately $23.5 million.

3. In February 2021, we issued and sold an aggregate of 2,848,486 Series A preferred shares at a price per share of $8.25 for aggregate cash consideration of approximately $23.5 million.

4. In March 2021, we issued and sold an aggregate of 3,874,793 Series B preferred shares at a price per share of $27.4337 for aggregate cash consideration of approximately $106.3 million.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All holders of securities described above represented to us in connection with their purchase or issuance that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The holders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Grants of Restricted Stock and Stock Options

Since August 2, 2018, we have granted to certain of our directors, employees and consultants (in connection with services provided to us by such persons) options to purchase 1,472,083 shares of our common stock with a weighted average exercise price of $5.57 under the 2020 Plan.

Since August 2, 2018, the Company has issued 1,085,918 shares of restricted common stock at a price of $0.0001 per share to certain founders of our company, or Founders Shares. In January 2020, in connection with the issuance of our Series A Preferred Stock, certain holders of the Founders Shares agreed to modify their outstanding Founders Stock to include vesting provisions that require continued service to our company in order to vest in those Founders Shares. As of June 30, 2021, 285,492 shares of Founders Stock were subject to such vesting conditions.

The restricted stock, stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the combined financial statements or notes thereto.

Exhibit Index

Exhibit Number	Description of Exhibit

1.1**	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation (currently in effect)

3.2*	Bylaws (currently in effect)

3.3**	Form of Amended and Restated Certificate of Incorporation (to be effective immediately prior to the completion of this offering)

3.4**	Form of Amended and Restated Bylaws (to be effective immediately prior to the completion of this offering)

4.1**	Specimen stock certificate evidencing the shares of common stock

4.2**	Amended and Restated Investors’ Rights Agreement, dated March 5, 2021, by and among the Registrant and certain of its stockholders

5.1**	Opinion of Latham & Watkins LLP

10.1#	Tyra Biosciences, Inc. 2020 Equity Incentive Plan and form of stock option agreement thereunder

10.2#**	Tyra Biosciences, Inc. 2021 Equity Incentive Plan and form of stock option agreement and form of restricted stock unit agreement thereunder

10.3#**	Tyra Biosciences, Inc. 2021 Employee Stock Purchase Plan

10.4#**	Non-Employee Director Compensation Program

10.5#	Amended and Restated Employment Agreement, dated January 6, 2020, by and between Todd Harris and the Registrant

10.6#	Amended and Restated Employment Agreement, dated January 6, 2020, by and between Dan Bensen and the Registrant

10.7#	Employment Agreement, dated April 16, 2021, by and between Esther van den Boom and the Registrant

10.8#	Employment Agreement, dated January 16, 2020, by and between Ronald Swanson and the Registrant

10.9#	Employment Agreement, dated November 9, 2020, by and between Hiroomi Tada and the Registrant

10.10#	Employment Agreement, dated January 1, 2021, by and between Robert Hudkins and the Registrant

10.11#	Employment Agreement, dated January 18, 2021, by and between Piyush Patel and the Registrant

10.12**	Office Lease between the Registrant and Hyspan Precision Products Inc., Money Purchase Plan, dated November 14, 2018, as amended by Amendment Number One dated March 25, 2019

10.13**	Office Lease, between the Registrant and Fabric 2656 State, LLC, a California limited liability company, as amended by Addendum dated August 5, 2020

10.14#**	Form of Indemnification Agreement for Directors and Officers

23.1**	Consent of independent registered public accounting firm

23.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

*	Previously submitted.
**	To be filed by amendment.
#	Indicates management contract or compensatory plan.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on this              day of     , 2021.

TYRA BIOSCIENCES, INC.

By:
Todd Harris, Ph.D.
President, Chief Executive Officer and Director

SIGNATURES

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Todd Harris and Esther van den Boom, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the U.S. Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Todd Harris, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	, 2021

Esther van den Boom	Chief Financial Officer (principal financial and accounting officer)	, 2021

Isan Chen, M.D.	Director	, 2021

Gilla Kaplan, Ph.D.	Director	, 2021

Nina Kjellson	Director	, 2021

Melissa McCracken, Ph.D.	Director	, 2021

Robert More	Director	, 2021

Signature	Title	Date

Jake Simson, Ph.D.	Director	, 2021

Siddarth Subramony, Ph.D.	Director	, 2021

Rehan Verjee	Director	, 2021